As filed with the Securities and Exchange Commission on May 25, 2004
Registration No. 333-113588

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Holly Energy Partners, L.P.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1222	20-0833098
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Crescent Court, Suite 1600

Dallas, Texas 75201
(214) 871-3555
(Address, Including Zip Code, and Telephone Number, including
Area Code, of Registrant’s Principal Executive Offices)

Matthew P. Clifton

100 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 871-3555
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Alan J. Bogdanow Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201-2975 (214) 220-7700	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Houston, Texas 77002 (713) 229-1234

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 25, 2004.

6,000,000 Common Units

[Logo]

Holly Energy Partners, L.P.

Representing Limited Partner Interests

       This is an initial public offering of common units representing limited partner interests of Holly Energy Partners, L.P. Holly Energy Partners intends to distribute to each common unit the minimum quarterly distribution of $0.50 per quarter or $2.00 per year, to the extent it has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses to its general partner. The common units are entitled to receive the minimum quarterly distribution before any distribution is paid on the subordinated units initially held by affiliates of Holly Corporation.

       Prior to this offering, there has been no public market for the common units. It is currently estimated that the initial public offering price per common unit will be between $        and $        . Holly Energy Partners intends to list the common units on the New York Stock Exchange under the symbol “HEP.”

       See “Risk Factors” on page 16 to read about important factors that you should consider before buying common units.

       These risks include the following:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	We depend upon Holly Corporation and particularly its Navajo Refinery for a substantial majority of our revenues, and any reduction in these revenues would reduce our ability to make distributions to unitholders.

•	Competition from other pipelines could cause us to reduce our rates or could reduce our revenues.

•	A material decrease in the supply, or a material increase in the price, of crude oil available to Holly Corporation’s refineries could materially reduce our ability to make distributions to unitholders.

•	Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

•	Holly Corporation and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	The control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $18.19 per common unit.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Per
	Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds before expenses, to Holly Energy Partners, L.P.	$	$

(1)	Excludes structuring fees of $ to be paid to Goldman, Sachs & Co.

       To the extent that the underwriters sell more than 6,000,000 common units, the underwriters have the option to purchase up to an additional 900,000 common units from Holly Energy Partners at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the common units against payment in New York, New York on                 , 2004.

Goldman, Sachs & Co.

Lehman Brothers

UBS Investment Bank

A.G. Edwards

Raymond James

Prospectus dated                 , 2004.

HOLLY ENERGY PARTNERS, L.P.

Spokane
Boise
Mountain Home
Burley
Woods Cross
Bloomfield
Albuquerque
Moriarty
Tucson
El Paso
Navajo Refinery
Rio Grande Pipeline

LEGEND

- HEP Terminals
- HEP Truck Rack Facilities
- HEP Pipelines
- Holly Intermediate Pipelines
- Holly Refineries
- Alon Refinery
- Alon Pipeline

Bloomfield
8"
Albuquerque
Moriarty
8"
12"
Artesia Facility
10"
8"
Lovington Facility
Alon Refinery
8"
El Paso
8"
12"
Orla Tie-in
Rio Grande Pipeline

Page

SUMMARY	1
Holly Energy Partners	1
Our Relationship with Holly Corporation	2
Summary of Risk Factors	3
Business Strategies	5
Competitive Strengths	5
The Transactions	6
The Offering	9
Summary Historical and Operating Data and Pro Forma Financial Data	12
RISK FACTORS	16
Risks Inherent in Our Business	16
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner	16
The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability	16
We depend upon Holly Corporation and particularly its Navajo Refinery for a substantial majority of our revenues and if those revenues were reduced, there would be a material adverse effect on our results of operations and ability to make distributions to unitholders	17
We have no control over the operation of Holly Corporation’s Navajo Refinery	18
Competition from other pipelines that may be able to supply Holly Corporation’s customers with refined products at a lower price, including the Longhorn Pipeline, which may become operational in the summer of 2004, could cause us to reduce our rates or could reduce our revenues	18
A material decrease in the supply, or a material increase in the price, of crude oil available to Holly Corporation’s refineries, could materially reduce our ability to make distributions to unitholders	19
We are exposed to the credit risks of our key customers, including Holly Corporation, and any material nonpayment or nonperformance by our key customers could reduce our ability to make distributions to our unitholders	19
We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability	20
Due to our lack of asset diversification, adverse developments in our pipelines and terminals business would reduce our ability to make distributions to our unitholders	20
Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures	20
Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured	20
Any reduction in the capacity of, or the allocations to, our shippers in interconnecting, third-party pipelines could cause a reduction of volumes transported in our pipelines and through our terminals, which would reduce our ability to make distributions to our unitholders	21
If we do not make acquisitions on economically acceptable terms, any future growth will be limited	21
If our assumptions concerning population growth are inaccurate or if Holly Corporation’s growth strategy is not successful, our ability to make or increase distributions to unitholders may be adversely affected	21

i

Page

Growing our business by constructing new pipelines and terminals, or expanding existing ones, subjects us to construction risks	22
Restrictions in our credit agreement may prevent us from engaging in some beneficial transactions or paying distributions	22
Rate regulation may not allow us to recover the full amount of increases in our costs	22
If our interstate or intrastate tariff rates are successfully challenged, we could be required to reduce our tariff rates, which would reduce our revenues and our ability to make distributions to our unitholders	23
Potential changes to current petroleum pipeline rate-making methods and procedures may impact the federal and state regulations under which we will operate in the future	23
Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations	23
An adverse decision in a lawsuit pending between Holly Corporation and Frontier Oil Corporation could have a material adverse effect on Holly Corporation’s financial condition and therefore on our results of operations	24
Risks Inherent in an Investment in Us	24
Holly Corporation and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment	24
Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce our cash available for distribution to you	25
Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty	25
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent	26
The control of our general partner may be transferred to a third party without unitholder consent	27
You will experience immediate and substantial dilution of $18.19 per common unit	27
We may issue additional common units without your approval, which would dilute your ownership interests	27
Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to you	28
Holly Corporation and its affiliates may engage in limited competition with us	28
Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits our general partner or its affiliates	28
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price	29
Your liability may not be limited if a court finds that unitholder action constitutes control of our business	29
Unitholders may have liability to repay distributions	29
Tax Risks	29
Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced	30

Page

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner	30
You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us	30
Tax gain or loss on the disposition of our common units could be different than expected	30
Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them	31
We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder	31
We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units	31
You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units	32
USE OF PROCEEDS	33
CAPITALIZATION	34
DILUTION	35
CASH DISTRIBUTION POLICY	37
Distributions of Available Cash	37
Operating Surplus and Capital Surplus	37
Subordination Period	38
Distributions of Available Cash from Operating Surplus during the Subordination Period	39
Distributions of Available Cash from Operating Surplus after the Subordination Period	40
Incentive Distribution Rights	40
Percentage Allocations of Available Cash from Operating Surplus	40
Distributions from Capital Surplus	41
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	42
Distributions of Cash Upon Liquidation	42
CASH AVAILABLE FOR DISTRIBUTION	45
SELECTED HISTORICAL AND OPERATING DATA OF NAVAJO PIPELINE CO., L.P. (PREDECESSOR) AND PRO FORMA FINANCIAL DATA OF HOLLY ENERGY PARTNERS, L.P. (SUCCESSOR)	47
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	51
Overview	51
Agreements with Holly Corporation	53
Results of Operations	54
Impact of Pipelines and Terminals Agreement	58
Liquidity and Capital Resources	59
Impact of Inflation	63
Regulatory Matters	63
Environmental Matters	63
Recent Accounting Pronouncements	63
Critical Accounting Policies	64
Quantitative and Qualitative Disclosures About Market Risk	65
BUSINESS	66
Overview	66
Our Relationship with Holly Corporation	66

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus.

       Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

v

SUMMARY

       This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $22.50 per unit and (2) that the underwriters’ over-allotment option is not exercised. You should read “Risk Factors” beginning on page 16 for more information about important factors that you should consider before buying the common units.

       We include a glossary of some of the terms used in this prospectus as Appendix C. References in this prospectus to “Holly Energy Partners,” “we,” “our,” “us,” or like terms refer to Holly Energy Partners, L.P.

Holly Energy Partners

       Holly Energy Partners is a Delaware limited partnership recently formed by Holly Corporation. We operate a system of refined product pipelines and distribution terminals primarily in West Texas, New Mexico, Utah and Arizona. We generate revenues by charging tariffs for transporting refined products through our pipelines and by charging fees for terminalling refined products and other hydrocarbons in, and storing and providing other services at, our terminals. We do not take ownership of products that we transport or terminal and therefore we are not directly exposed to changes in commodity prices. We serve Holly Corporation’s refineries in New Mexico and Utah under a 15 year pipelines and terminals agreement. We are dedicated to generating stable cash flows and growing our business. Our assets include:

•	Refined Product Pipelines:

•	approximately 780 miles of refined product pipelines, including 340 miles of leased pipelines, that transport gasoline, diesel, and jet fuel from Holly Corporation’s Navajo Refinery in New Mexico to its customers in the metropolitan and rural areas of Texas, New Mexico, Arizona, Colorado, Utah and northern Mexico; and

•	a 70% interest in the Rio Grande Pipeline Company, a joint venture that owns a 249-mile refined product pipeline, that transports liquid petroleum gases, or LPGs, from West Texas to the Texas/ Mexico border near El Paso for further transport into northern Mexico.

•	Refined Product Terminals:

•	five refined product terminals (two of which are 50% owned), located in El Paso, Texas; Moriarty, Bloomfield and Albuquerque, New Mexico; and Tucson, Arizona, with an aggregate capacity of approximately 1.1 million barrels, that are integrated with our refined product pipeline system;

•	three refined product terminals (two of which are 50% owned), located in Burley and Boise, Idaho and Spokane, Washington, with an aggregate capacity of approximately 514,000 barrels, that serve third party common carrier pipelines;

•	one refined product terminal near Mountain Home, Idaho with a capacity of 120,000 barrels, that serves a nearby United States Air Force Base; and

•	two refined product truck loading racks, one located within Holly Corporation’s Navajo Refinery, that is permitted to load over 40,000 barrels per day (bpd) of light refined products, and one located within Holly Corporation’s Woods Cross Refinery near Salt Lake City, Utah, that is permitted to load over 25,000 bpd of light refined products.

       In addition, we have an option to purchase two intermediate product pipelines from Holly Corporation at fair market value. These pipelines transport crude oil and feedstocks from Holly Corporation’s Lovington facility to its Artesia facility. These pipelines are each 65 miles long and have a current aggregate throughput capacity of 84,000 bpd.

       For the year ended December 31, 2003, on a pro forma basis, reflecting the tariff and terminal fees we will initially charge Holly Corporation under the pipelines and terminals agreement, we had revenues of approximately $52.7 million, net income of approximately $21.4 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of approximately $29.8 million. For the three months ended March 31, 2004, on a pro forma basis, we had revenues of $15.4 million, net income of approximately $7.3 million and EBITDA of approximately $9.5 million. Please read “Summary Historical and Operating Data and Pro Forma Financial Data” for an explanation of the term EBITDA and a reconciliation of EBITDA to net income and cash flow from operating activities, our most directly comparable financial measures, calculated and presented in accordance with GAAP. For the year ended December 31, 2003, on a pro forma basis, pipelines accounted for approximately 81.2% of our revenues and terminals accounted for approximately 18.8% of our revenues. For the three months ended March 31, 2004, on a pro forma basis, pipelines accounted for approximately 80.2% of our revenues and terminals accounted for approximately 19.8% of our revenues.

Our Relationship with Holly Corporation

       The substantial majority of our business is devoted to providing transportation and terminalling services to Holly Corporation. For the year ended December 31, 2003, Holly Corporation accounted for approximately $30.2 million, or 57.3%, of our pro forma revenues. For the three months ended March 31, 2004, Holly Corporation accounted for approximately $9.2 million, or 59.6%, of our pro forma revenues. We expect to continue to derive a substantial majority of our revenues from Holly Corporation for the foreseeable future.

       Holly Corporation owns and operates the Navajo Refinery, the largest refinery in New Mexico, consisting of refining facilities that are located 65 miles apart in Artesia and Lovington and operated in conjunction with each other. Having recently completed a 15,000 bpd expansion, the Navajo Refinery currently has a crude oil processing capacity of 75,000 bpd. The majority of our operations are located within Holly Corporation’s New Mexico refining market area. Holly Corporation relies on us to provide almost all of the light refined product transportation and terminalling services it requires to support its New Mexico refining operations. For the year ended December 31, 2003 and the three months ended March 31, 2004, we transported and terminalled approximately 99% of the light refined products produced by the Navajo Refinery. In addition, we provide terminalling services for Holly Corporation’s Woods Cross Refinery near Salt Lake City, Utah. Since June 1, 2003, the date Holly Corporation acquired the Woods Cross Refinery, through March 31, 2004, we terminalled 100% of the light refined products produced by the Woods Cross Refinery. Holly Corporation also operates a refinery in Great Falls, Montana. We have no operations relating to the Montana Refinery.

       Concurrently with the closing of this offering, we will enter into a 15 year pipelines and terminals agreement with Holly Corporation. Under this agreement, Holly Corporation will pay us fees that we believe are comparable to those that would be charged by third parties. Holly Corporation will also agree to transport on our refined product pipelines and throughput in our terminals a volume of refined products that will result in minimum revenues of $35.4 million in the first year. This minimum revenue commitment will increase each year at a rate equal to the percentage change in the producer price index, but will not decrease as a result of a decrease in the producer price index. Holly Corporation’s obligations under this agreement may be proportionately reduced or suspended if Holly Corporation decides to shut down or materially reconfigure one of its refineries. Holly Corporation’s obligations may also be temporarily suspended under certain circumstances. Holly Corporation will be required to give at least twelve months’ advance notice of any long-term shut-down or material reconfiguration. Please read “Business — Our Relationship with Holly Corporation — Pipelines and Terminals Agreement.”

       We will also enter into an omnibus agreement with Holly Corporation and its affiliates under which they will generally agree not to engage in the business of operating refined product pipelines or terminals, intermediate pipelines or terminals, crude oil pipelines or terminals, truck racks or crude oil gathering systems in the continental United States. In addition, this agreement addresses our payment of a fee to Holly Corporation for the provision of various general and administrative services, Holly Corporation’s indemnification of us for certain environmental and other liabilities, and other matters. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

       Holly Corporation’s common stock trades on the New York Stock Exchange under the symbol “HOC.” For the year ended December 31, 2003 and the three months ended March 31, 2004, Holly Corporation had revenues of $1.4 billion and $463 million, respectively, and net income of $46.1 million and $14.0 million, respectively. Holly Corporation is subject to the information requirements of the Securities Exchange Act of 1934. Please read “Where You Can Find More Information.”

Summary of Risk Factors

       An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” beginning on page 16 and include:

Risks Inherent in Our Business

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	We depend upon Holly Corporation and particularly its Navajo Refinery for a substantial majority of our revenues and if those revenues were reduced, there would be a material adverse effect on our results of operations and our ability to make distributions to unitholders.

•	Competition from other pipelines that may be able to supply Holly Corporation’s customers with refined products at a lower price, including the Longhorn Pipeline, which may become operational in the summer of 2004, could cause us to reduce our rates or could reduce our revenues.

•	A material decrease in the supply, or a material increase in the price, of crude oil available to Holly Corporation’s refineries, could materially reduce our ability to make distributions to unitholders.

•	We are exposed to the credit risks of our key customers, including Holly Corporation, and any material nonpayment or nonperformance by our key customers could reduce our ability to make distributions to our unitholders.

•	Due to our lack of asset diversification, adverse developments in our pipelines and terminals business would reduce our ability to make distributions to our unitholders.

•	Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

•	If our assumptions concerning population growth are inaccurate or if Holly Corporation’s growth strategy is not successful, our ability to make or increase distributions to unitholders may be adversely affected.

•	Restrictions in our credit agreement may prevent us from engaging in some beneficial transactions or paying distributions.

•	Rate regulation may not allow us to recover the full amount of increases in our costs.

•	Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.

•	An adverse decision in a lawsuit pending between Holly Corporation and Frontier Oil Corporation could have a material adverse effect on Holly Corporation’s financial condition and therefore on our results of operations.

Risks Inherent in an Investment in Us

•	Holly Corporation and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce our cash available for distribution to you.

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	The control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $18.19 per common unit.

•	We may issue additional common units without your approval, which would dilute your ownership interests.

•	Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

Tax Risks

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

•	A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

Business Strategies

       Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Generate stable cash flows through the use of long-term contracts, including the pipelines and terminals agreement we will enter into with Holly Corporation at the closing of this offering.

•	Increase our pipeline and terminal throughput by focusing on markets with increasing demand for light refined products.

•	Undertake economic construction and expansion opportunities in specific markets to meet rising demand for light refined products in the Southwestern United States, northern Mexico and the Rocky Mountain region of the United States.

•	Pursue strategic and accretive acquisitions that complement our existing asset base.

Competitive Strengths

       We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

•	Substantially all of our assets are located in markets with above average population growth, which we expect will result in increased demand for light refined products.

•	We will operate a substantial part of our business under long-term contracts which we believe will enhance the stability and predictability of our cash flows.

•	Our assets are modern, efficient, and well maintained.

•	We have a strategic relationship with Holly Corporation. Substantially all of our refined product pipelines are linked to Holly Corporation’s refineries and provide Holly Corporation with the safest and most cost-effective means to distribute its light refined products.

•	We are contractually and strategically positioned to benefit from Holly Corporation’s growth initiatives due to the strategic links between our assets and Holly Corporation’s refineries.

•	We will have the financial flexibility to pursue expansion and acquisition opportunities due to a $125.0 million credit agreement we expect to enter into following the closing of this offering.

•	We have an experienced management team.

The Transactions

General

       We have recently been formed as a Delaware limited partnership to own and operate the refined product pipelines and distribution terminals currently owned or leased by Holly Corporation and its subsidiaries. Holly Corporation and its subsidiaries have agreed to contribute certain of their assets and liabilities to us or our subsidiaries in exchange for an aggregate of 1,000,000 common units and 7,000,000 subordinated units representing limited partner interests in us, a 2% general partner interest in us, and all of our incentive distribution rights, which entitle the general partner to increasing percentages of the cash we distribute in excess of $0.55 per unit per quarter.

       At the closing of this offering, the following transactions will occur:

•	We will issue 6,000,000 common units to the public in this offering, representing a 42% limited partner interest in us, and will use the net proceeds to repay debt, make a cash distribution to Holly Corporation and to fund our working capital needs.

•	We will enter into a new $125.0 million credit agreement. We will borrow $25.0 million under the credit agreement to fund an additional cash distribution to Holly Corporation.

•	Holly Corporation will enter into the pipelines and terminals agreement with us.

•	Holly Corporation will agree not to compete with us in some respects and to indemnify us for certain pre-closing liabilities pursuant to the omnibus agreement.

       References in this prospectus to “Holly Energy Partners,” “we,” “our,” “us” or like terms when used in a historical context refer to the assets of Holly Corporation and its subsidiaries that are being contributed to Holly Energy Partners, L.P. and its subsidiaries in connection with the offering. When used in the present tense or prospectively, those terms refer to Holly Energy Partners, L.P.

Holding Company Structure

       As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. We will have two direct subsidiaries initially: HEP Operating Company, L.P., a limited partnership that will conduct all of our operations through itself and its subsidiaries, and HEP Logistics GP, L.L.C., its general partner. HEP Operating Company, L.P. will own 100% of the membership interests in its subsidiaries, other than Rio Grande Pipeline Company, in which it will indirectly own a 70% interest.

Organizational Structure After the Transactions

       The following diagram depicts our organizational structure after giving effect to the transactions.

Organizational Structure After the Transactions

Holly Corporation
and its Affiliates
1,000,000 Common Units
7,000,000 Subordinated Units
Public Unitholders
6,000,000 Common Units
99.999%
Limited Partner Interest
Holly Logistic
Services, L.L.C.
56.0% Limited
Partner Interest
0.001%
General Partner Interest
HEP Logistics Holdings, L.P.
(the General Partner)
Incentive Distribution Rights
42.0% Limited
Partner Interest
2.0% General
Partner Interest
Holly Energy Partners, L.P.
(the Partnership)
100%
Ownership Interest
99.999%
Limited
Partner Interest
HEP Logistics GP, L.L.C.
0.001%
General
Partner Interest
HEP Operating Company, L.P.
(the Operating Partnership)
100%
Ownership Interest
Operating Subsidiaries
70%
Ownership Interest
Rio Grande
Pipeline
Company

Management of Holly Energy Partners, L.P.

       Holly Logistic Services, L.L.C., as the general partner of HEP Logistics Holdings, L.P., our general partner, will manage our operations and activities. The executive officers and directors of Holly Logistic Services, L.L.C. currently serve as executive officers and directors of Holly Corporation. For more information about these individuals, please read “Management — Directors and Executive Officers of Holly Logistic Services, L.L.C.”

       Neither our general partner nor the board of directors of Holly Logistic Services, L.L.C. will be elected by our unitholders. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect the directors of Holly Logistic Services, L.L.C.

       Holly Corporation will receive an annual administrative fee, initially in the amount of $2.0 million, for the provision of various general and administrative services for our benefit. The administrative fee may increase in the second and third years by the greater of 5% or the percentage increase in the consumer price index and may also increase if we make an acquisition that requires an increase in the level of general and administrative services that we receive from Holly Corporation or its affiliates. The $2.0 million fee does not include salaries of pipeline and terminal personnel or other employees of Holly Logistic Services, L.L.C. or the cost of their employee benefits, all of which are a component of our direct operating costs. We will also reimburse Holly Corporation and its affiliates for direct expenses they incur on our behalf. We also anticipate incurring approximately $1.7 million in additional general and administrative costs, including costs related to operating as a separate publicly held entity. Please read “Certain Relationships and Related Party Transactions.”

       Our principal executive offices are located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201, and our telephone number is (214) 871-3555. Our website is located at www.hollyenergy.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

       HEP Logistics Holdings, L.P., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because Holly Logistic Services, L.L.C., the general partner of our general partner, is indirectly wholly owned by Holly Corporation, the officers and directors of Holly Logistic Services, L.L.C. have fiduciary duties to manage the business of Holly Logistic Services, L.L.C. in a manner beneficial to Holly Corporation. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”

       Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

The Offering

Common units offered to the public	6,000,000 common units.

6,900,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	7,000,000 common units and 7,000,000 subordinated units, each representing a 49% limited partner interest in us.

Use of proceeds	We intend to use the net proceeds of this offering to:

• make an $82.6 million cash distribution to Holly Corporation and its affiliates, in part to reimburse them for certain capital expenditures;

• repay $30.1 million of debt we owe to Holly Corporation;

• provide $10.0 million in working capital; and

• pay $3.0 million of expenses associated with the offering and related formation transactions.

At the closing of this offering, we will borrow $25.0 million under our credit agreement to fund an additional cash distribution to Holly Corporation.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem from Holly Corporation and its affiliates a number of common units equal to the number of common units issued upon exercise of the over-allotment option at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and commissions.

Cash distributions	We intend to make minimum quarterly distributions of $0.50 per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.50; and

• third, 98% to all unitholders, pro rata, and 2% to the general partner, until each unit has received a distribution of $0.55.

If cash distributions exceed $0.55 per unit in a quarter, our general partner will receive increasing percentages, up to

50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Cash Distribution Policy.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix C. The amount of available cash may be greater than or less than the minimum quarterly distribution.

We believe that, based on the assumptions listed on page 46 of this prospectus, we will have sufficient cash from operations to make the minimum quarterly distribution of $0.50 on all units for each quarter through June 30, 2005. The amount of pro forma cash available for distribution generated during 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but would not have been sufficient to allow us to pay the full minimum quarterly distribution on the subordinated units, during this period. The amount of pro forma cash available for distribution generated during the three months ended March 31, 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the units during this period. Please read “Cash Available for Distribution.”

Subordination Period	During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before June 30, 2009. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of additional units	In general, during the subordination period we can issue up to 3,500,000 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units in connection with acquisitions and capital improvements that increase cash flow from operations per unit on a pro forma or estimated pro forma basis. We can also issue additional common units if the proceeds are used to repay certain of our indebtedness. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business.

You will have no right to elect our general partner or the directors of its general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 57.1% of our common and subordinated units. This will give our general partner the practical ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.00 per unit, we estimate that your allocable federal income tax per year will be no more than $0.40 per unit. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” for the basis of this estimate.

Exchange listing	We intend to list the common units on the New York Stock Exchange under the symbol “HEP.”

Summary Historical and Operating Data

and Pro Forma Financial Data

       The following table sets forth summary historical financial and operating data of Navajo Pipeline Co., L.P. (Predecessor), the predecessor to Holly Energy Partners, L.P., and pro forma financial data of Holly Energy Partners, L.P., in each case for the periods and as of the dates indicated.

       Historical Results. The summary historical financial data for our predecessor for 2001, 2002 and 2003 are derived from the audited consolidated combined financial statements of Navajo Pipeline Co., L.P. (Predecessor) that are included in this prospectus. The summary historical financial data for our predecessor for the three months ended March 31, 2003 and 2004 are derived from the unaudited consolidated combined financial statements of Navajo Pipeline Co., L.P. (Predecessor) that are included in this prospectus. In reviewing this data, you should be aware of the following:

       Until January 1, 2004, our historical revenues included only actual amounts received from:

•	third parties who utilized our pipelines and terminals;

•	Holly Corporation for use of our FERC-regulated refined product pipeline; and

•	Holly Corporation for use of the Lovington crude oil pipelines, which are not being contributed to our partnership.

       Until January 1, 2004, we did not record revenue for:

•	transporting products for Holly Corporation on our intrastate refined product pipelines;

•	providing terminalling services to Holly Corporation; and

•	transporting crude oil and feedstocks on two intermediate product pipelines that connect Holly Corporation’s Artesia and Lovington facilities, which are not being contributed to our partnership.

       In addition, our historical results of operations reflect the impact of the following acquisitions completed in June 2003:

•	the purchase of an additional 45% interest in the Rio Grande Pipeline Company on June 30, 2003, bringing our total ownership to 70%, which resulted in our consolidating the Rio Grande Pipeline Company from the date of this acquisition rather than accounting for it on the equity method; and

•	the purchase of terminals in Spokane, Washington, and Boise and Burley, Idaho, as well as the Woods Cross truck rack, all of which are related to the Woods Cross refinery.

       Furthermore, the historical financial data do not reflect any general and administrative expenses as Holly Corporation has not historically allocated any of its general and administrative expenses to its pipelines and terminals. Our historical results of operations include costs associated with crude oil and intermediate product pipelines that are not being contributed to our partnership.

       Pro Forma Results. The summary pro forma financial data presented below as of March 31, 2004 and for the year ended December 31, 2003 and the three months ended March 31, 2004 are derived from the pro forma financial statements that are included in this prospectus. The pro forma financial data give pro forma effect to:

•	the transfer of certain of our predecessor’s operations to Holly Energy Partners, L.P.;

•	the consolidation of the Rio Grande Pipeline Company as if the additional 45% interest had been acquired as of January 1, 2003;

•	the execution of the pipelines and terminals agreement; and

•	the related transactions in connection with the closing of this offering.

       The pro forma balance sheet assumes that the offering and the related transactions occurred as of March 31, 2004 and the pro forma statements of income assume that the offering and the related transactions occurred as of January 1, 2003.

       The pro forma financial data for the year ended December 31, 2003 reflect the revenues that would have been recorded in 2003, using historical volumes, if the initial tariff rates and terminalling fees in the pipelines and terminals agreement had been in effect for the entire year. Because we began charging Holly Corporation fees at the rates set forth in the pipelines and terminals agreement for the use of all of our pipelines and terminals commencing January 1, 2004, the pro forma financial data for the three months ended March 31, 2004 reflect actual revenues received from Holly Corporation. We believe that our pipeline tariffs and terminalling fees are comparable to those that would be charged by third parties in the specific marketing locations. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of Pipelines and Terminals Agreement.”

       The pro forma financial data do not reflect either the $2.0 million administrative fee that Holly Corporation will charge us under the omnibus agreement or the estimated $1.7 million in additional general and administrative expenses we expect to incur as a result of being a separate public entity.

       Non-GAAP and Other Financial Information. The following table presents a non-GAAP financial measure: earnings before interest, taxes, depreciation and amortization, or EBITDA, which we use in our business. We explain this measure below and reconcile it to net income and cash flow from operating activities, our most directly comparable financial measures calculated and presented in accordance with GAAP.

       Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the operating capacity of existing or new assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.

       Use of the term “throughput” in this prospectus generally refers to the refined product barrels that pass through each pipeline or terminal facility, even if those barrels are transported or pass through another of our pipeline or terminal facilities, for which we receive either pipeline tariff or terminal service fee revenue.

       The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Holly Energy Partners, L.P.

	Navajo Pipeline Co., L.P. (Predecessor)					Pro Forma

				Three Months			Three Months
				Ended		Year Ended	Ended
	Years Ended December 31,			March 31,		December 31,	March 31,

	2001	2002	2003	2003	2004	2003	2004

	(In thousands, except per unit data)
STATEMENT OF INCOME DATA:
Revenue	$20,647	$23,581	$30,800	$5,662	$18,771	$52,707	$15,432
Operating costs and expenses
Operations	17,388	19,442	24,193	5,166	6,452	21,550	5,228
Selling, general and administrative	—	—	—	—	—	—
Depreciation and amortization	3,740	4,475	6,453	1,179	2,046	6,928	1,834

Total operating costs and expenses	21,128	23,917	30,646	6,345	8,498	28,478	7,062

Operating income (loss)	(481)	(336)	154	(683)	10,273	24,229	8,370
Interest expense	—	—	—	—	—	(1,750)	(437)
Equity income from Rio Grande Pipeline Company	2,284	2,737	894	285	—	—	—
Interest and other income	620	269	291	37	35	308	35

	2,904	3,006	1,185	322	35	(1,442)	(402)

Income before minority interest	2,423	2,670	1,339	(361)	10,308	22,787	7,968
Minority interest in Rio Grande Pipeline Company	—	—	(758)	—	(688)	(1,405)	(688)

Net income	$2,423	$2,670	$581	$(361)	$9,620	$21,382	$7,280

Pro forma net income per limited partner unit						$1.50	$0.51

OTHER FINANCIAL DATA:
EBITDA	$5,543	$6,876	$6,743	$781	$11,631	$29,752	$9,516

Cash flows from operating activities	$10,273	$4,271	$5,909	$187	$283

Cash flows from investment activities	$(10,273)	$(4,271)	$(29,297)	$(187)	$(2,599)

Cash flows from financing activities	$—	$—	$30,082	$—	$—

Maintenance capital expenditures	$760	$1,178	$1,934	$187	$558
Expansion capital expenditures	10,756	5,581	4,837	$—	$991

Total capital expenditures	$11,516	$6,759	$6,771	$187	$1,549

OPERATING DATA (bbls):
Refined product pipeline throughput	21,992	25,127	23,978	5,904	7,095
Refined product terminal throughput	30,302	34,435	40,147	7,791	12,866
BALANCE SHEET DATA: (at period end)
Net property, plant and equipment	$57,801	$60,073	$95,826	$58,930	$95,890		$81,927
Total assets	84,282	88,338	140,425	89,296	147,588		130,286
Total liabilities	18,674	20,059	57,889	21,377	54,994		48,334
Net partners’ investment	65,609	68,279	68,860	67,920	78,480		67,838

Non-GAAP Financial Measure

       EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•	our operating performance and return on invested capital as compared to those of other companies in the logistics business, without regard to financing methods and capital structure; and

•	our compliance with certain financial covenants included in our debt agreements.

       EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

       The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the years indicated.

						Holly Energy Partners, L.P.

	Navajo Pipeline Co., L.P. (Predecessor)
						Pro Forma

				Three Months			Three Months
				Ended		Year Ended	Ended
	Years Ended December 31,			March 31,		December 31,	March 31,

	2001	2002	2003	2003	2004	2003	2004

	(In thousands)
Reconciliation of EBITDA to net income:
Net income	$2,423	$2,670	$581	$(361)	$9,620	$21,382	$7,280
Add
Depreciation and amortization	3,740	4,475	6,453	1,179	2,046	6,928	1,834
Interest expense	—	—	—	—	—	1,750	437

	6,163	7,145	7,034	818	11,666	30,060	9,551
Less
Interest income	620	269	291	37	35	308	35

EBITDA	$5,543	$6,876	$6,743	$781	$11,631	$29,752	$9,516

Reconciliation of EBITDA to cash flows from operating activities:
Cash flow from operating activities	$10,273	$4,271	$5,909	$187	$283
Add
Interest income	(620)	(269)	(291)	(37)	(35)
Equity in earnings of Rio Grande Pipeline Company	2,284	2,737	894	285	—
Minority interest	—	—	(758)	—	(688)
Increase (decrease) in working capital	(6,394)	137	989	346	12,071

EBITDA	$5,543	$6,876	$6,743	$781	$11,631

RISK FACTORS

       Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

       If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

       We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of refined products transported in our pipelines or handled at our terminals;

•	the tariff rates and terminalling fees we charge;

•	the level of our operating costs, including payments to our general partner; and

•	prevailing economic conditions.

       In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

•	the level of capital expenditures we make;

•	the restrictions contained in our credit agreement;

•	our debt service requirements;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to borrow under our credit agreement to make distributions to our unitholders; and

•	the amount, if any, of cash reserves established by our general partner in its discretion.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

       You should be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

       The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interest to be outstanding immediately after this offering is approximately $28.6 million. Estimated available cash from operating surplus generated during 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but insufficient by $5.9 million to pay the full minimum quarterly distribution on the subordinated units during this period. For a calculation of our ability to make distributions to unitholders based on our pro forma results in 2003 and the three months ended March 31, 2004, please read “Cash Available for Distribution” and Appendix D.

We depend upon Holly Corporation and particularly its Navajo Refinery for a substantial majority of our revenues and if those revenues were reduced, there would be a material adverse effect on our results of operations and ability to make distributions to unitholders.

       For the year ended December 31, 2003, Holly Corporation accounted for approximately 53.6% of the pro forma revenues of our pipelines and approximately 73.0% of the pro forma revenues of our terminals. We expect to continue to derive a substantial majority of our revenues from Holly Corporation for the foreseeable future. If Holly Corporation satisfies only its minimum obligations under the pipelines and terminals agreement or is unable to meet its minimum revenue commitment for any reason, including due to prolonged downtime or a shutdown at the Navajo Refinery or the Woods Cross Refinery, our revenues would decline and our ability to make distributions to unitholders would be adversely affected. Please read “Certain Relationships and Related Party Transactions — Pipelines and Terminals Agreement” for more information regarding our relationship with Holly Corporation.

       Any significant curtailing of production at the Navajo Refinery could, by reducing throughput in our pipelines, result in our realizing materially lower levels of revenues and cash flow for the duration of the shutdown. For the year ended December 31, 2003 and the three months ended March 31, 2004, production from the Navajo Refinery accounted for approximately 78.3% and 83.8%, respectively, of the throughput volumes transported by our pipelines that serve the Navajo Refinery. Operations at the Navajo Refinery could be partially or completely shut down, temporarily or permanently, as the result of:

•	competition from other refineries and pipelines that may be able to supply Holly Corporation’s end-user markets on a more cost-effective basis;

•	operational problems such as catastrophic events at the refinery, labor difficulties or environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at the refinery;

•	increasingly stringent environmental regulations, such as the Environmental Protection Agency’s gasoline and diesel sulfur control requirements that limit the concentration of sulfur in motor gasoline and diesel fuel;

•	an inability to obtain crude oil for the refinery at competitive prices;

•	a general reduction in demand for refined products in the area due to:

•	a local or national recession or other adverse economic condition that results in lower spending by businesses and consumers on gasoline, diesel fuel and travel;

•	higher gasoline prices due to higher crude oil prices, higher taxes or stricter environmental regulations; or

•	a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in fuel economy, whether as a result of technological advances by manufacturers, legislation mandating higher fuel economy or otherwise.

The magnitude of the effect on us of any shutdown will depend on the length of the shutdown and the extent of the refinery operations affected by the shutdown. We have no control over the factors that may lead to a shutdown or the measures Holly Corporation may take in response to a shutdown.

We have no control over the operation of Holly Corporation’s Navajo Refinery.

       Holly Corporation will make all decisions at the Navajo Refinery concerning levels of production, regulatory compliance, planned shutdowns of individual process units within the refinery to perform major maintenance activities, also referred to as “refinery turnarounds,” labor relations, environmental remediation and capital expenditures and is under no contractual obligation to us to maintain operations at the Navajo Refinery.

       Furthermore, Holly Corporation’s obligations under the pipelines and terminals agreement would be temporarily suspended during the occurrence of an event outside the control of the parties that renders performance impossible with respect to an asset for at least 30 days. If such an event were to continue for a year, we or Holly Corporation could terminate the pipelines and terminals agreement. The occurrence of any of these events could reduce our revenues and cash flows, and our ability to make distributions to our unitholders.

Competition from other pipelines that may be able to supply Holly Corporation’s customers with refined products at a lower price, including the Longhorn Pipeline, which may become operational in the summer of 2004, could cause us to reduce our rates or could reduce our revenues.

       We and Holly Corporation face competition from other pipelines that may be able to supply Holly Corporation’s end-user markets with refined products on a more competitive basis. One particular pipeline project, the Longhorn Pipeline, could provide significant competition. The Longhorn Pipeline is a common carrier pipeline that will be capable of delivering refined products utilizing a direct route from the Texas Gulf Coast to El Paso and, through interconnections with third party common carrier pipelines, into the Arizona market. In April 2004, Longhorn officials stated they had received the additional financing needed to finalize the project and expected startup to occur in the summer of 2004. If the Longhorn Pipeline operates as currently proposed, it could result in significant downward pressure on wholesale refined product prices and refined product margins in El Paso and related markets. Additionally, the increased supply of refined products entering the El Paso and Arizona markets on this pipeline and the likely increase in the demand for shipping product on the interconnecting common carrier pipelines, which are currently capacity constrained, could cause a decline in the demand for refined product from Holly Corporation, which could ultimately result in a reduction in Holly Corporation’s minimum revenue commitment to us. Holly Corporation’s results of operations could be adversely impacted if the Longhorn Pipeline were allowed to operate as currently proposed. It is not possible to predict whether and, if so, under what conditions, the Longhorn Pipeline will ultimately be operated, nor is it possible to predict the consequences for Holly Corporation and Holly Energy Partners of Longhorn Pipeline’s operations if they occur. Please read “Business — Competition — El Paso Market — Longhorn Pipeline.”

       An additional factor that could affect some of Holly Corporation’s markets is excess pipeline capacity from the West Coast into Holly Corporation’s Arizona markets after the elimination of bottlenecks in 2000 on the pipeline from the West Coast to Phoenix. If refined products become available on the West Coast in excess of demand in that market, additional products could be shipped into Holly Corporation’s Arizona markets with resulting possible downward pressure on refined products prices in these markets. Please read “Business — Competition — Arizona and Albuquerque Markets.”

A material decrease in the supply, or a material increase in the price, of crude oil available to Holly Corporation’s refineries, could materially reduce our ability to make distributions to unitholders.

       The volume of refined products we transport in our refined product pipelines depends on the level of production of refined products from Holly Corporation’s refineries, which, in turn, depends on the availability of attractively-priced crude oil produced in the areas accessible to Holly Corporation’s refineries. In order to maintain or increase production levels at its refineries, Holly Corporation must continually contract for new crude oil supplies. A material decrease in crude oil production from the fields that supply Holly Corporation’s refineries, as a result of depressed commodity prices, lack of drilling activity, natural production declines or otherwise, could result in a decline in the volume of crude oil it refines. Such an event would result in an overall decline in volumes of refined products transported through our pipelines and therefore a corresponding reduction in our cash flow. In addition, Holly Corporation’s future growth will depend in part upon whether it can contract for additional supplies of crude oil at a greater rate than the rate of natural decline in its currently connected supplies. Please read “Business — Holly Corporation’s Refining Operations” for more information regarding the sources of crude oil that supply Holly Corporation’s refineries.

       Fluctuations in crude oil prices can greatly affect production rates and investments by third parties in the development of new oil reserves. Drilling activity generally decreases as crude oil prices decrease. We and Holly Corporation have no control over the level of drilling activity in the areas of operations, the amount of reserves underlying the wells and the rate at which production from a well will decline or producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, geological considerations, governmental regulation and the availability and cost of capital. Similarly, if there were a material increase in the price of crude oil supplied to Holly Corporation’s refineries without an increase in the value of the products produced by the refineries, either temporary or permanent, which caused Holly Corporation to reduce production of refined products at its refineries, this would cause a reduction in the volumes of refined products we transport and our cash flow.

We are exposed to the credit risks of our key customers, including Holly Corporation, and any material nonpayment or nonperformance by our key customers could reduce our ability to make distributions to our unitholders.

       We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our key customers, including Holly Corporation, could reduce our ability to make distributions to our unitholders. In addition to revenues received from Holly Corporation under our pipelines and terminals agreement, we derived approximately 12.0% of our pro forma revenues in 2003 from a contract with Alon USA, LP, which leases 20,000 bpd of capacity on our Artesia-Orla-El Paso pipeline. In addition, a subsidiary of BP is the only shipper on the Rio Grande pipeline, a joint venture in which we own a 70% interest and from which we derived approximately 25.6% of our pro forma revenues in 2003.

       If any of our key customers default on their obligations to us, our financial results could be adversely affected. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks. Any loss of our key customers, including Holly Corporation, could reduce our ability to make distributions to our unitholders.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

       The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors outside our control, including competition from other pipelines and the demand for refined products in the markets that we serve. Alon USA’s obligations to lease capacity on the Artesia-Orla-El Paso pipeline have remaining terms ranging from four to seven years. BP’s agreement to ship on the Rio Grande Pipeline expires in 2007. If we are unable to renew or replace our current contracts as they expire, our ability to make distributions to our unitholders could be adversely affected.

Due to our lack of asset diversification, adverse developments in our pipelines and terminals business would reduce our ability to make distributions to our unitholders.

       We rely exclusively on the revenues generated from our pipelines and terminals business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

       Our pipelines and terminal operations are subject to increasingly strict environmental and safety laws and regulations. The transportation and storage of refined products result in a risk that refined products and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury, or property damages to private parties and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined products for many years. Many of these properties have also been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. Please read “Business — Environmental Regulation” and “— Environmental Remediation” for more information.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

       Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, our insurance carriers require broad exclusions for losses due to terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Any reduction in the capacity of, or the allocations to, our shippers in interconnecting, third-party pipelines could cause a reduction of volumes transported in our pipelines and through our terminals, which would reduce our ability to make distributions to our unitholders.

       Holly Corporation and the other users of our pipelines and terminals are dependent upon connections to third-party pipelines to receive and deliver crude oil and refined products. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes transported in our pipelines or through our terminals. Similarly, if additional shippers begin transporting volumes of refined products over interconnecting pipelines, the allocations to existing shippers in these pipelines would be reduced, which could also reduce volumes transported in our pipelines or through our terminals. For example, the common carrier pipelines used by Holly Corporation to serve the Arizona and Albuquerque markets are currently operated at or near capacity and are subject to proration. As a result, the volumes of refined product Holly Corporation and other shippers have been able to deliver to these markets have been limited. The flow of additional products into El Paso for shipment to Arizona, either as a result of operation of the Longhorn Pipeline or otherwise, could further exacerbate such constraints on deliveries to Arizona. Any reduction in volumes transported in our pipelines or through our terminals would adversely affect our revenues and cash flow.

If we do not make acquisitions on economically acceptable terms, any future growth will be limited.

       Our ability to grow and to increase distributions to unitholders is principally dependent on our ability to make acquisitions that result in an increase in adjusted operating surplus per unit. If we are unable to make such accretive acquisitions either because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them or because we are unable to raise financing for such acquisitions on economically acceptable terms or because we are outbid by competitors, our future growth and ability to raise distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact turn out to result in a decrease in adjusted operating surplus per unit. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If our assumptions concerning population growth are inaccurate or if Holly Corporation’s growth strategy is not successful, our ability to make or increase distributions to unitholders may be adversely affected.

       Our growth strategy is dependent upon:

•	the accuracy of our assumption that many of the markets that we serve in the Southwestern and Rocky Mountain regions of the United States will experience population growth that is higher than the national average; and

•	the willingness and ability of Holly Corporation to capture a share of this additional demand in its existing markets and to identify and penetrate new markets in the Southwestern and Rocky Mountain regions of the United States.

       If our assumptions about growth in market demand prove incorrect, Holly Corporation may not have any incentive to increase refinery capacity and production or shift additional throughput to our pipelines, which would adversely affect our growth strategy. Furthermore, Holly Corporation is under no obligation to pursue a growth strategy. If Holly Corporation chooses not to, or is unable to, gain additional customers in new or existing markets in the Southwestern and Rocky Mountain regions of the United States, our growth strategy would be adversely affected. Moreover, Holly Corporation may not make acquisitions that would provide acquisition opportunities to us, or if those opportunities arose, they may not be on terms attractive to us. Finally, Holly Corporation also will be subject to integration risks with respect to any new acquisitions it chooses to make.

Growing our business by constructing new pipelines and terminals, or expanding existing ones, subjects us to construction risks.

       One of the ways we may grow our business is through the construction of new pipelines and terminals or the expansion of existing ones. We have no material commitments for new construction or expansion projects as of the date of this prospectus. The construction of a new pipeline or the expansion of an existing pipeline, by adding horsepower or pump stations or by adding a second pipeline along an existing pipeline, involves numerous regulatory, environmental, political, and legal uncertainties, most of which are beyond our control. These projects may not be completed on schedule or at all or at the budgeted cost. In addition, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new pipeline, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. Moreover, we may construct facilities to capture anticipated future growth in demand for refined products in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

Restrictions in our credit agreement may prevent us from engaging in some beneficial transactions or paying distributions.

       Various limitations in our credit agreement may reduce our ability to incur additional debt, engage in some transactions, and capitalize on acquisition or other business opportunities. Our revolving credit agreement will contain provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt may become due. If that happens, we may not be able to pay the debt. In addition, we will be prohibited by our credit agreement from making cash distributions during an event of default, or if the payment of a distribution would cause an event of default, under any of our debt agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement.”

Rate regulation may not allow us to recover the full amount of increases in our costs.

       The primary rate-making methodology of the Federal Energy Regulatory Commission, or FERC, is price indexing. We use this methodology in all of our interstate markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the producer price index for finished goods. If the index falls, we will be required to reduce our rates that are based on the FERC’s price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC’s rate-making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. Any of the foregoing would adversely affect our revenues and cash flow.

If our interstate or intrastate tariff rates are successfully challenged, we could be required to reduce our tariff rates, which would reduce our revenues and our ability to make distributions to our unitholders.

       Under the Energy Policy Act adopted in 1992, our interstate pipeline rates were deemed just and reasonable or “grandfathered.” As that Act applies to our rates, a person challenging a grandfathered rate must, as a threshold matter, establish that a substantial change has occurred since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then our existing rates could be subject to detailed review. If our rates were found to be in excess of levels justified by our cost of service the FERC could order us to reduce our rates. In addition, a state commission could also investigate our intrastate rates or our terms and conditions of service on its own initiative or at the urging of a shipper or other interested party. If a state commission found that our rates exceeded levels justified by our cost of service, the state commission could order us to reduce our rates. Any such reductions would result in lower revenues and cash flows and would reduce our ability to make distributions to our unitholders. Please read “Business — Rate Regulation” for more information on our tariff rates.

       Holly Corporation has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates in effect during the term of the pipelines and terminals agreement. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the term of the agreement, Holly Corporation will be free to challenge, or to cause other parties to challenge or assist others in challenging, our tariff rates in effect at that time. If any party successfully challenges our tariff rates, the effect would be to reduce our ability to make distributions to our unitholders.

Potential changes to current petroleum pipeline rate-making methods and procedures may impact the federal and state regulations under which we will operate in the future.

       If the FERC’s petroleum pipeline rate-making methodology changes, the new methodology could result in tariffs that generate lower revenues and cash flow and adversely affect our ability to make cash distributions to our unitholders.

Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.

       The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks, on the energy transportation industry in general, and on us in particular, is not known at this time. Increased security measures taken by us as a precaution against possible terrorist attacks have resulted in increased costs to our business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of crude oil supplies and markets for refined products, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.

       Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

An adverse decision in a lawsuit pending between Holly Corporation and Frontier Oil Corporation could have a material adverse effect on Holly Corporation’s financial condition and therefore on our results of operations.

       On August 20, 2003, Frontier Oil Corporation filed a lawsuit in the Delaware Court of Chancery seeking declaratory relief and unspecified damages based on allegations that Holly Corporation repudiated its obligations and breached an implied covenant of good faith and fair dealing under a merger agreement announced in late March 2003 under which Frontier and Holly Corporation were to be combined. On September 2, 2003, Holly Corporation filed its answer and counterclaims seeking declaratory judgments that Holly Corporation had not repudiated the merger agreement, that Frontier had repudiated the merger agreement, that Frontier had breached certain representations made by Frontier in the merger agreement, that Holly Corporation’s obligations under the merger agreement were and are excused and that Holly Corporation may terminate the merger agreement without liability, and seeking unspecified damages as well as costs and attorneys’ fees. The trial with respect to Frontier’s complaint and the Holly Corporation answer and counterclaims began in the Delaware Court of Chancery on February 23, 2004 and was completed on March 5, 2004. In this litigation, the maximum amount of damages currently asserted by Frontier against Holly Corporation is approximately $161 million plus interest and the maximum amount of damages currently asserted by Holly Corporation against Frontier is approximately $148 million plus interest. Post-trial briefing was completed in late April 2004 and on May 4, 2004 the court heard oral argument. We expect a decision to be announced by the court within several months. While we cannot predict the outcome of this litigation, an adverse decision to Holly Corporation could have a material adverse effect on Holly Corporation’s business, financial condition, liquidity, competitive position or prospects. Because we depend upon Holly Corporation for a substantial majority of our revenues, if an adverse decision to Holly Corporation reduced the volumes it transports on our pipelines or its ability to make payments to us under the pipelines and terminals agreement, our results of operations, financial condition and business could be materially adversely affected.

Risks Inherent in an Investment in Us

Holly Corporation and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

       Following the offering, Holly Corporation will indirectly own the 2% general partner interest and a 56% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between Holly Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	Holly Corporation, as a shipper on our pipelines, has an economic incentive not to cause us to seek higher tariff rates or terminalling fees, even if such higher rates or terminalling fees would reflect rates that could be obtained in arm’s-length, third-party transactions;

•	neither our partnership agreement nor any other agreement requires Holly Corporation to pursue a business strategy that favors us or utilizes our assets, including whether to increase or decrease refinery production, whether to shut down or reconfigure a refinery, or what markets to pursue or grow. Holly Corporation’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Holly Corporation;

•	our general partner is allowed to take into account the interests of parties other than us, such as Holly Corporation, in resolving conflicts of interest;

•	our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by Holly Corporation and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the pipelines and terminals agreement with Holly Corporation; and

•	our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.

       Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” and “Conflicts of Interest and Fiduciary Duties.”

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce our cash available for distribution to you.

       Payments to our general partner will be substantial and will reduce the amount of available cash for distribution to unitholders. For three years following this offering, we will pay Holly Corporation an administrative fee of $2.0 million per year for the provision by Holly Corporation or its affiliates of various general and administrative services for our benefit. The administrative fee may increase in the second and third years by the greater of 5% or the percentage increase in the consumer price index and may also increase if we make an acquisition that requires an increase in the level of general and administrative services that we receive from Holly Corporation or its affiliates. In addition, the general partner and its affiliates will be entitled to reimbursement for all other expenses it incurs on our behalf, including the salaries of and the cost of employee benefits for employees of Holly Logistic Services, L.L.C. who provide services to us. Our general partner has sole discretion in determining the amount of these expenses. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. Please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

       Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its “sole discretion.” This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in its “reasonable discretion;”

•	generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the interests of all parties involved, including its own; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

       In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties”.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

       Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of our general partner’s general partner and will have no right to elect our general partner or the board of directors of our general partner’s general partner on an annual or other continuing basis. The board of directors of our general partner’s general partner is chosen by the members of our general partner’s general partner. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

       The unitholders will be unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, the general partner and its affiliates will own 57.1% of the units. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

       Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner’s general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

       Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the partners of our general partner from transferring their respective partnership interests in our general partner to a third party. The new partners of our general partner would then be in a position to replace the board of directors and officers of the general partner of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $18.19 per common unit.

       The assumed initial public offering price of $22.50 per unit exceeds pro forma net tangible book value of $4.31 per unit. Based on an assumed initial public offering price of $22.50 per unit, you will incur immediate and substantial dilution of $18.19 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with generally accepted accounting principles. Please read “Dilution.”

We may issue additional common units without your approval, which would dilute your ownership interests.

       During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 3,500,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units upon the exercise of the underwriters’ over-allotment option;

•	the issuance of common units in connection with acquisitions or capital improvements that increase cash flow from operations per unit on a pro forma or estimated pro forma basis;

•	issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the repayment of the indebtedness;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	issuances of common units under our employee benefit plans; or

•	the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal or removal of our general partner.

       The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

       After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

       Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, our partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to you.

Holly Corporation and its affiliates may engage in limited competition with us.

       Holly Corporation and its affiliates may engage in limited competition with us. Pursuant to the omnibus agreement, Holly Corporation and its affiliates will agree not to engage in the business of operating intermediate or refined product pipelines or terminals, crude oil pipelines or terminals, truck racks or crude oil gathering systems in the continental United States. The omnibus agreement, however, does not apply to:

•	any business operated by Holly Corporation or any of its subsidiaries at the closing of this offering;

•	any crude oil pipeline or gathering system acquired or constructed by Holly Corporation or any of its subsidiaries after the closing of the offering that is physically interconnected to Holly Corporation’s refining facilities;

•	any business or asset that Holly Corporation or any of it subsidiaries acquires or constructs that has a fair market value or construction cost of less than $5.0 million; and

•	any business or asset that Holly Corporation or any of its subsidiaries acquires or constructs that has a fair market value or construction cost of $5.0 million or more if we have been offered the opportunity to purchase the business or asset at fair market value, and we decline to do so with the concurrence of our conflicts committee.

       Upon a change of control of Holly Corporation or a sale of the general partner by Holly Corporation, the non-competition provisions of the omnibus agreement will terminate.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits our general partner or its affiliates.

       In some instances, our general partner may cause us to borrow funds from affiliates of Holly Corporation or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions, or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

       If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the over-allotment option, our general partner and its affiliates will own approximately 14.3% of the common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 57.1% of the common units. For additional information about this call right, please read “The Partnership Agreement — Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

       A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

       Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions.

       Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks

       You should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

       The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

       If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of the common units.

       Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity-level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.

       We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

       You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Tax gain or loss on the disposition of our common units could be different than expected.

       If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

       Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

       We intend to register as a “tax shelter” with the U.S. Secretary of the Treasury. We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships, register as tax shelters in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

       Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” You may be required to file this form with the IRS if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As stated above, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

       Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Uniformity of Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

       In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in New Mexico, Arizona, Texas, Washington, Utah, and Idaho. Of those states, only Texas and Washington do not currently impose a state income tax. We may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our common units.

USE OF PROCEEDS

       We expect to receive net proceeds of approximately $125.7 million from the sale of 6,000,000 common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. We base these proceeds on an assumed public offering price of $22.50 per unit.

       We intend to use the net proceeds of this offering to:

•	make an $82.6 million cash distribution to Holly Corporation and its affiliates, in part to reimburse them for certain capital expenditures;

•	repay $30.1 million of debt we owe to Holly Corporation;

•	provide $10.0 million in net working capital; and

•	pay $3.0 million of expenses associated with the offering and related formation transactions.

       At the closing of this offering, we will borrow $25.0 million under our credit agreement to fund an additional $25.0 million cash distribution to Holly Corporation. The debt we owe to Holly Corporation is payable on demand and bears no interest.

       The proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem a number of common units from Holly Corporation and its affiliates equal to the number of common units issued upon exercise of the over-allotment option at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and commissions.

CAPITALIZATION

       The following table shows:

•	our historical capitalization as of March 31, 2004; and

•	our pro forma capitalization as of March 31, 2004, adjusted to reflect the offering of the common units, the borrowing under our credit agreement and the application of the net proceeds in the manner described under “Use of Proceeds.”

       This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus.

	As of
	March 31, 2004

	Actual	Pro Forma

	(In thousands)
Debt due to affiliate	$30,082	$—
Term loan under new credit agreement	—	25,000

Total debt	30,082	25,000
Equity:
Net parent investment	78,480	—
Held by public:
Common units	—	122,719
Held indirectly by Holly Corporation:
Common units	—	(6,624)
Subordinated units	—	(46,365)
General partner interest	—	(1,892)

Total equity	78,480	67,838

Total capitalization	$108,562	$92,838

DILUTION

       Dilution is the amount by which the offering price will exceed the net tangible book value per unit after the offering. Assuming an initial public offering price of $22.50 per common unit, on a pro forma basis as of March 31, 2004, after giving effect to the offering of common units and the related transactions, our net tangible book value was $61.5 million, or $4.31 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$22.50
Pro forma net tangible book value per common unit before the offering(1)	$6.82
Decrease in net tangible book value per common unit attributable to purchasers in the offering	(2.51)

Less: Pro forma net tangible book value per common unit after the offering(2)		4.31

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$18.19

(1)	Determined by dividing the number of units (1,000,000 common units, 7,000,000 subordinated units, and the 2% general partner interest, which has a dilutive effect equivalent to 285,714 units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the total number of units (7,000,000 common units, 7,000,000 subordinated units, and the 2% general partner interest, which has a dilutive effect equivalent to 285,714 units) to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering. The general partner’s dilutive effect equivalent was determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by the general partner’s 2% general partner interest.

       The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration

	Number	Percent	Amount	Percent

			(In thousands)
General partner and its affiliates (1)(2)	8,285,714	58.0%	$(54,881)	(81)%
New investors	6,000,000	42.0%	122,719	181%

Total	14,285,714	100.0%	$67,838	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 1,000,000 common units, 7,000,000 subordinated units, and a 2% general partner interest having a dilutive effect equivalent to 285,714 units.

(2)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by the general partner and its affiliates, as of March 31, 2004, after giving effect to the application of the net proceeds of the offering, is as follows:

(In thousands)

Book value of net assets contributed	$62,756
Less: Distribution to Holly Corporation from net proceeds of the offering	82,637
Distribution to Holly Corporation from borrowings under the credit agreement	25,000
Replenishment of net working capital	10,000

Total consideration	$(54,881)

CASH DISTRIBUTION POLICY

Distributions of Available Cash

       General. Within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2004, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2004 based on the actual length of the period.

       Definition of Available Cash. We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash that the general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

       Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

       General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

       Definition of Operating Surplus. We define operating surplus in the glossary, and for any period it generally means:

•	our cash balance on the closing date of this offering; plus

•	$10.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

       Definition of Capital Surplus. We also define capital surplus in the glossary, and it will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

       Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $10.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

       General. During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

       Definition of Subordination Period. We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter beginning after June 30, 2009 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

       If the unitholders remove the general partner without cause, the subordination period may end before June 30, 2009.

       Definition of Adjusted Operating Surplus. We define adjusted operating surplus in the glossary and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

       Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

       Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus during the Subordination Period

       We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus after the Subordination Period

       We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Incentive Distribution Rights

       Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

       If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred its incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

       The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume the general partner has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest
	Distribution	in Distributions

	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.50	98%	2%
First Target Distribution	up to $0.55	98%	2%
Second Target Distribution	above $0.55 up to $0.625	85%	15%
Third Target Distribution	above $0.625 up to $0.75	75%	25%
Thereafter	above $0.75	50%	50%

Distributions from Capital Surplus

       How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

       Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

       Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

       In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

       For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

       In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

       General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

       The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

       Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

       Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

       Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

       We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, on all the common units and subordinated units.

       The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters

	(In thousands)
Common units	$3,500.0	$14,000.0
Subordinated units	3,500.0	14,000.0
2% general partner interest	142.9	571.4

Total	$7,142.9	$28,571.4

Estimated available cash from operating surplus during 2003 would not have been sufficient to pay the minimum quarterly distribution on all units.

       If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma available cash from operating surplus generated during 2003 would have been approximately $26.4 million. Pro forma available cash from operating surplus does not reflect any general and administrative expenses. Estimated available cash from operating surplus includes general and administrative expenses, such as cost of tax return preparation, accounting support services, annual and quarterly reports to unitholders, investor relations, directors’ and officers’ insurance and registrar and transfer agent fees, of approximately $1.7 million per year that we expect to incur as a result of being a publicly traded partnership as well as our payment to Holly Corporation of an annual fee of approximately $2.0 million for certain other general and administrative services pursuant to the omnibus agreement. Our estimated available cash from operating surplus generated during 2003 would have been approximately $22.7 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 58.7% of the minimum quarterly distribution on the subordinated units for that period. If we had completed the transactions contemplated in this prospectus on January 1, 2004, pro forma available cash from operating surplus generated during the three months ended March 31, 2004 would have been approximately $8.6 million and estimated available cash from operating surplus would have been approximately $7.6 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the units for the three months ended March 31, 2004.

       We derived the amounts of pro forma available cash from operating surplus from our pro forma financial statements. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. A more complete explanation of the pro forma adjustments can be found in the Notes to Pro Forma Financial Statements. We derived the amounts of estimated available cash from operating surplus shown above in the manner described in Appendix D. As a result, the amount of estimated available cash from operating surplus should only be viewed as a general indication of the amount of available cash from operating surplus that we might have generated had we been formed in earlier periods.

We believe we will have sufficient cash from operating surplus following the offering to pay the minimum quarterly distribution on all units through June 30, 2005.

       We believe that, following completion of the offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2005. Our belief is based on a number of specific assumptions, including the assumptions that:

•	average quarterly volumes shipped on our pipelines will be no less than the 65,300 bpd shipped during the three months ended March 31, 2004;

•	there will be no turnaround at the Navajo Refinery during the twelve months ended June 30, 2005;

•	average quarterly revenues for our terminals will be no less than the $3.0 million we received from the terminals during the three months ended March 31, 2004;

•	we will realize the pipeline tariffs and terminal fees provided in our pipelines and terminals agreement with Holly Corporation;

•	our maintenance capital expenditures for the twelve months ended June 30, 2005 will be approximately $1.5 million;

•	general and administrative expenses for the twelve months ended June 30, 2005 will be approximately $3.7 million;

•	operating expenses will increase by approximately $2.0 million for the twelve months ended June 30, 2005 compared to the operating expenses we incurred in 2003 due to additional operating expenses associated with the Rio Grande pipeline and the Spokane, Boise and Burley terminals and the Woods Cross truck rack;

•	no material accidents, releases, unscheduled downtime, or similar unanticipated and material events will occur; and

•	market, regulatory, and overall economic conditions will not change substantially.

       While we believe that these assumptions are reasonable in light of management’s current beliefs concerning future events, the assumptions underlying the projections are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash from operating surplus that we could generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which event the market price of the common units may decline materially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus.

SELECTED HISTORICAL AND OPERATING DATA OF

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)
AND PRO FORMA FINANCIAL DATA OF
HOLLY ENERGY PARTNERS, L.P. (SUCCESSOR)

       The following table sets forth selected historical financial and operating data of Navajo Pipeline Co., L.P. (Predecessor), the predecessor to Holly Energy Partners, L.P., and pro forma financial data of Holly Energy Partners, L.P., in each case for the periods and as of the dates indicated.

       Historical Results. The selected historical financial data for our predecessor for 2001, 2002 and 2003 are derived from the audited consolidated combined financial statements of Navajo Pipeline Co., L.P. (Predecessor) that are included in this prospectus. The selected historical financial data for our predecessor for 1999 and 2000 are derived from the unaudited consolidated combined financial statements of Navajo Pipeline Co., L.P. (Predecessor). The selected historical financial data for our predecessor for the three months ended March 31, 2003 and 2004 are derived from the unaudited consolidated combined financial statements of Navajo Pipeline Co., L.P. (Predecessor) that are included in this prospectus. In reviewing this data, you should be aware of the following.

       Until January 1, 2004, our historical revenues included only actual amounts received by the predecessor from:

•	third parties who utilized our pipelines and terminals;

•	Holly Corporation for use of our FERC-regulated refined product pipeline; and

•	Holly Corporation for use of the Lovington crude oil pipelines, which are not being contributed to our partnership.

       Until January 1, 2004, we did not record revenue for:

•	transporting products for Holly Corporation on our intrastate refined product pipelines;

•	providing terminalling services to Holly Corporation; and

•	transporting crude oil and feedstocks on two intermediate product pipelines that connect Holly Corporation’s Artesia and Lovington facilities, which are not being contributed to our partnership.

       In addition, our historical results of operations reflect the impact of the following acquisitions completed in June 2003:

•	the purchase of an additional 45% interest in the Rio Grande Pipeline Company on June 30, 2003, bringing our total ownership to 70%, which resulted in our consolidating the Rio Grande Pipeline Company from the date of this acquisition rather than accounting for it on the equity method; and

•	the purchase of terminals in Spokane, Washington, and Boise and Burley, Idaho, as well as the Woods Cross truck rack, all of which are related to the Woods Cross Refinery.

       Furthermore, the historical financial data do not reflect any general and administrative expenses as Holly Corporation has not historically allocated any of its general and administrative expenses to its pipelines and terminals. Our historical results of operations include costs associated with crude oil and intermediate product pipelines, which are not being contributed to our partnership.

       Pro Forma Results. The selected pro forma financial data presented below as of March 31, 2004 and for the year ended December 31, 2003 and the three months ended March 31, 2004 are derived from the pro forma financial statements that are included in this prospectus. The pro forma financial data give pro forma effect to:

•	the transfer of certain of our predecessor’s operations to Holly Energy Partners, L.P.;

•	the consolidation of the Rio Grande Pipeline Company as if the additional 45% interest had been acquired as of January 1, 2003;

•	the execution of the pipelines and terminals agreement; and

•	the related transactions in connection with the closing of this offering.

       The pro forma balance sheet assumes that the offering and the related transactions occurred as of March 31, 2004 and the pro forma statements of income assume that the offering and the related transactions occurred as of January 1, 2003.

       The pro forma financial data for the year ended December 31, 2003 reflect the revenues that would have been recorded in 2003, using historical volumes, if the initial tariff rates and terminalling fees in the pipelines and terminals agreement had been in effect for the entire year. Because we began charging Holly Corporation fees at the rates set forth in the pipelines and terminals agreement for the use of all of our pipelines and terminals commencing January 1, 2004, the pro forma financial data for the three months ended March 31, 2004 reflect actual revenues received from Holly Corporation. We believe that our pipeline tariffs and terminalling fees are comparable to those that would be charged by third parties in the specific marketing locations. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of Pipelines and Terminals Agreement.”

       The pro forma financial data do not reflect either the $2.0 million administrative fee that Holly Corporation will charge us under the omnibus agreement or the estimated $1.7 million in additional general and administrative expenses we expect to incur as a result of being a separate public entity.

Non-GAAP and Other Financial Information

       The following table presents a non-GAAP financial measure: earnings before interest, taxes, depreciation and amortization, or EBITDA, which we use in our business. We explain this measure below and reconcile it to net income and cash flow from operating activities, our most directly comparable financial measures calculated and presented in accordance with GAAP.

       Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the operating capacity of existing or new assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.

       Use of the term “throughput” in this prospectus generally refers to the refined product barrels that pass through each pipeline or terminal facility, even if those barrels are transported or pass through another of our pipeline or terminal facilities, for which we receive either pipeline tariff or terminal service fee revenue.

       The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

								Holly Energy Partners, L.P.

	Navajo Pipeline Co., L.P. (Predecessor)
								Pro Forma

						Three Months			Three Months
						Ended		Year Ended	Ended
	Years Ended December 31,					March 31,		December 31,	March 31,

	1999	2000	2001	2002	2003	2003	2004	2003	2004

	(In thousands)
STATEMENT OF INCOME DATA:
Revenue	$16,774	$22,878	$20,647	$23,581	$30,800	$5,662	$18,771	$52,707	$15,432
Operating costs and expenses
Operations	13,822	17,505	17,388	19,442	24,193	5,166	6,452	21,550	5,228
Selling, general and administrative	—	—	—	—	—	—	—	—
Depreciation and amortization	2,491	4,940	3,740	4,475	6,453	1,179	2,046	6,928	1,834

Total operating costs and expenses	16,313	22,445	21,128	23,917	30,646	6,345	8,498	28,478	7,062

Operating income (loss)	461	433	(481)	(336)	154	(683)	10,273	24,229	8,370
Interest expense	—	—	—	—	—	—	—	(1,750)	(437)
Equity income from Rio Grande Pipeline Company	2,606	1,010	2,284	2,737	894	285	—	—	—
Interest and other income	435	657	620	269	291	37	35	308	35

	3,041	1,667	2,904	3,006	1,185	322	35	(1,442)	(402)

Income before minority interest	3,502	2,100	2,423	2,670	1,339	(361)	10,308	22,787	7,968
Minority interest in Rio Grande Pipeline Company	—	—	—	—	(758)	—	(688)	(1,405)	(688)

Net income	$3,502	$2,100	$2,423	$2,670	$581	$(361)	$9,620	$21,382	$7,280

Pro forma net income per limited partner unit								$1.50	$0.51

OTHER FINANCIAL DATA:
EBITDA	$5,558	$6,383	$5,543	$6,876	$6,743	$781	$11,631	$29,752	$9,516

Cash flows from operating activities	$15,848	$1,600	$10,273	$4,271	$5,909	$187	$283

Cash flows from investment activities	$(15,848)	$(1,600)	$(10,273)	$(4,271)	$(29,297)	$(187)	$(2,599)

Cash flows from financing activities	$—	$—	$—	$—	$30,082	$—	$—

Maintenance capital expenditures	$1,153	$1,179	$760	$1,178	$1,934	$187	$558
Expansion capital expenditures	14,695	3,699	10,756	5,581	4,837	$—	$991

Total capital expenditures	$15,848	$4,878	$11,516	$6,759	$6,771	$187	$1,549

OPERATING DATA (bbls):
Refined product pipeline throughput	21,898	24,400	21,992	25,127	23,978	5,904	7,095
Refined product terminal throughput	27,851	33,506	30,302	34,435	40,147	7,791	12,866

								Holly Energy Partners, L.P.

	Navajo Pipeline Co., L.P. (Predecessor)
								Pro Forma

						Three Months			Three Months
						Ended		Year Ended	Ended
	Years Ended December 31,					March 31,		December 31,	March 31,

	1999	2000	2001	2002	2003	2003	2004	2003	2004

	(In thousands)
BALANCE SHEET DATA (at period end):
Net property, plant and equipment	$52,227	$50,230	$57,801	$60,073	$95,826	$58,930	$95,890		$81,927
Total assets	65,797	70,908	84,282	88,338	140,425	89,296	147,588		130,286
Total liabilities	6,871	7,722	18,674	20,059	57,889	21,377	54,994		48,334
Net partners’ investment	58,926	63,186	65,609	68,279	68,860	67,920	78,480		67,838

Non-GAAP Financial Measure

       For a discussion of the non-GAAP financial measure of EBITDA, please read “Summary — Summary Historical and Operating Data and Pro Forma Financial Data — Non-GAAP and Other Financial Information” beginning on page 15. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the years indicated.

								Holly Energy Partners, L.P.

	Navajo Pipeline Co., L.P. (Predecessor)
								Pro Forma

						Three Months			Three Months
						Ended		Year Ended	Ended
	Years Ended December 31,					March 31,		December 31,	March 31,

	1999	2000	2001	2002	2003	2003	2004	2003	2004

	(In thousands)
Reconciliation of EBITDA to net income:
Net income	$3,502	$2,100	$2,423	$2,670	$581	$(361)	$9,620	$21,382	$7,280
Add
Depreciation and amortization	2,491	4,940	3,740	4,475	6,453	1,179	2,046	6,928	1,834
Interest expense	—	—	—	—	—	—	—	1,750	437

	5,993	7,040	6,163	7,145	7,034	818	11,666	30,060	9,551
Less
Interest income	435	657	620	269	291	37	35	308	35

EBITDA	$5,558	$6,383	$5,543	$6,876	$6,743	$781	$11,631	$29,752	$9,516

Reconciliation of EBITDA to cash flows from operating activities:
Cash flow from operating activities	$15,848	$1,600	$10,273	$4,271	$5,909	$187	$283
Add
Interest income	(435)	(657)	(620)	(269)	(291)	(37)	(35)
Equity in earnings of Rio Grande Pipeline Company	2,606	1,010	2,284	2,737	894	285	—
Minority interest	—	—	—	—	(758)	—	(688)
Increase (decrease) in working capital	(12,461)	4,430	(6,394)	137	989	346	12,071

EBITDA	$5,558	$6,383	$5,543	$6,876	$6,743	$781	$11,631

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

       You should read the following discussion of the financial condition and results of operations of Navajo Pipeline Co., L.P. (Predecessor) in conjunction with the historical combined financial statements of Navajo Pipeline Co., L.P. (Predecessor) and the pro forma financial statements of Holly Energy Partners included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

General

       Our pipelines transport light refined products (gasoline, diesel and jet fuel) from Holly Corporation’s Navajo Refinery in New Mexico to its customers in the metropolitan and rural areas of Texas, New Mexico, Arizona, Colorado, Utah and northern Mexico. We also transport gasoline and diesel fuel for Alon USA LP from Orla, Texas to El Paso, Texas under three separate long-term capacity lease agreements. Our assets also include a 70% interest in Rio Grande Pipeline Company, a joint venture that owns an LPG pipeline located in West Texas; nine refined product terminals; a refined product truck rack located within the Artesia Refinery, which is held pursuant to a long-term ground lease; and a refined product truck rack located within the Woods Cross Refinery. We own a 100% interest in five of these terminals and the truck racks and a 50% interest in four of these terminals. The substantial majority of our business is devoted to providing transportation and terminalling services to Holly Corporation. Holly Corporation accounted for approximately 57.3% of our pro forma revenues for the year ended December 31, 2003 and 59.6% of our pro forma revenues for the three months ended March 31, 2004.

Historical Results of Operations

       In reviewing our historical results of operations that are discussed below, you should be aware of the following:

       Until January 1, 2004, our historical revenues included only actual amounts received from:

•	third parties who utilized our pipelines and terminals;

•	Holly Corporation for use of our FERC-regulated refined product pipeline; and

•	Holly Corporation for use of the Lovington crude oil pipelines, which are not being contributed to our partnership.

       Until January 1, 2004, we did not record revenue for:

•	transporting products for Holly Corporation on our intrastate refined product pipelines;

•	providing terminalling services to Holly Corporation; and

•	transporting crude oil and feedstocks on two intermediate product pipelines that connect Holly Corporation’s Artesia and Lovington facilities, which are not being contributed to our partnership.

       Commencing January 1, 2004, we began charging Holly Corporation fees for the use of all of our pipelines and terminals at the rates set forth in the pipelines and terminals agreement.

       In addition, our historical results of operations reflect the impact of the following acquisitions completed in June 2003:

•	the purchase of an additional 45% interest in the Rio Grande Pipeline Company on June 30, 2003, bringing our total ownership to 70%, which resulted in our consolidating the Rio Grande Pipeline Company from the date of this acquisition rather than accounting for it on the equity method; and

•	the purchase of terminals in Spokane, Washington, and Boise and Burley, Idaho, as well as the Woods Cross truck rack, all of which are related to the Woods Cross Refinery.

       Furthermore, the historical financial data do not reflect any general and administrative expenses as Holly Corporation has not historically allocated any of its general and administrative expenses to its pipelines and terminals. Our historical results of operations include costs associated with crude oil and intermediate product pipelines, which are not being contributed to our partnership.

       While we do not discuss our pro forma financial statements below, these statements, and the assumptions made therein, are presented in the financial statements included elsewhere in this prospectus. You should review our pro forma financials to more fully understand the impact that this offering and the related transactions will have on our results of operations. Most importantly, the pro forma financial data give pro forma effect to:

•	the transfer of certain of our predecessor’s operations to Holly Energy Partners, L.P.;

•	the consolidation of the Rio Grande Pipeline Company as if the additional 45% interest had been acquired as of January 1, 2003;

•	the execution of the pipelines and terminals agreement and the recognition of revenues derived therefrom; and

•	the related transactions in connection with the closing of this offering.

Nature of Revenues and Throughput

       The amount of revenue we generate will primarily depend on the level of our tariffs and terminal service fees and the amount of throughput in our pipelines and terminals. When transporting barrels on our pipelines, we charge a tariff based on the point of origin and the ultimate destination. For example, on our Artesia, New Mexico to Moriarty, New Mexico to Bloomfield, New Mexico pipeline segment, we have separate tariffs depending on whether the ultimate destination from Artesia is Moriarty or Bloomfield.

       We generate terminal revenue by charging fees for refined products that are transported through our terminals. The operating income that is generated by our terminalling operations depends on throughput volumes and the level of fees charged for terminal services as well as the fixed and variable costs of operating the terminals. Terminalling fees are not directly affected by the absolute price level of refined products, although they are affected by the absolute levels of supply and demand for these products. Our terminal fees are not regulated by any governmental authority.

       Our operating expenses include compensation and related employee benefits, maintenance and operating supplies, rental expenses on our leased pipeline and contract services, all of which are relatively fixed costs. Operating expenses also include energy and drag reducing agents, both of which vary with the quantities transported on our pipelines.

       The refined product throughput in our pipelines and terminals is directly affected by the level of supply and demand for refined products in the markets served directly or indirectly by our assets. Although the demand for gasoline in most markets peaks during the summer driving season, which extends from April to September, and declines during the fall and winter months, the throughput in our systems is not materially affected by seasonality.

Agreements with Holly Corporation

       Under a 15 year pipelines and terminals agreement we will enter into with Holly Corporation concurrently with the closing of this offering, Holly Corporation will pay us fees to transport on our refined product pipelines or throughput in our terminals a volume of refined products that will produce at least $35.4 million of revenue in the first year. This minimum revenue commitment will increase each year at a rate equal to the percentage change in the producer price index, but will not decrease as a result of a decrease in the producer price index. Holly Corporation will pay the published tariff rates on the pipelines and contractually agreed upon fees at the terminals. The tariffs will adjust annually at a rate equal to the percentage change in the producer price index. The terminal fees will adjust annually based upon an index comprised of comparable fees posted by a third party. Holly Corporation’s minimum revenue commitment will apply only to our initial assets and may not be spread among assets we subsequently acquire. If Holly Corporation fails to meet its minimum revenue commitment in any quarter, it will be required to pay us in cash the amount of any shortfall by the last day of the month following the end of the quarter. A shortfall payment may be applied as a credit in the following four quarters after Holly Corporation’s minimum obligations are met.

       Furthermore, if new laws or regulations that affect terminals or pipelines generally are enacted that require us to make substantial and unanticipated capital expenditures at the pipelines or terminals, we will have the right to negotiate a monthly surcharge on Holly Corporation for the use of the terminals or to file for an increased tariff rate for use of the pipelines to cover Holly Corporation’s pro rata portion of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Holly Corporation will negotiate in good faith to agree on the level of the monthly surcharge or increased tariff rate.

       Holly Corporation’s obligations under this agreement may be proportionately reduced or suspended if Holly Corporation shuts down or materially reconfigures one of its refineries. Holly Corporation will be required to give at least twelve months’ advance notice of any long-term shut-down or material reconfiguration. Holly Corporation’s obligations may also be temporarily suspended or terminated in certain circumstances. From time to time Holly Corporation considers changes to its refineries. Those changes may involve new facilities, reduction in certain operations or modifications of facilities or operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Holly Corporation has advised us that it currently does not intend to close or dispose of the refineries currently served by our pipelines and terminals or to cause any changes that would have a material adverse effect on these refineries’ operations. Holly Corporation is, however, actively managing its assets and operations, and, therefore, changes of some nature, possibly material to us, are likely to occur at some point in the future.

       Pursuant to the terms of the pipelines and terminals agreement, Holly Corporation has agreed to maintain commercially reasonable business interruption insurance for the benefit of its refinery assets as well as our pipelines and terminals. We reimburse Holly Corporation for the costs associated with our portion of this insurance. To the extent that Holly Corporation receives benefits under this policy, Holly Corporation has agreed to apply a portion of such amounts to the extent necessary to satisfy its minimum revenue commitment under the pipelines and terminals agreement. Allocation of business interruption insurance proceeds will be proportionate to the loss in revenues sustained by Holly Corporation and our partnership as a result of the interruption. Please read “Business — Our Relationship with Holly Corporation — Pipelines and Terminals Agreement” for a more complete description of the pipelines and terminals agreement.

       Historically, Holly Corporation has not allocated any of its general and administrative expenses to its pipeline and terminalling operations. Under an omnibus agreement with Holly Corporation, we will pay Holly Corporation an annual administrative fee, initially in the amount of

$2.0 million, for the provision by Holly Corporation or its affiliates of various general and administrative services to us for three years following this offering. For each of the following two years, the fee may be increased by no more than the greater of 5% or the percentage increase in the consumer price index for the applicable year. In addition, our general partner will have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses with the concurrence of our conflicts committee. The $2.0 million fee includes expenses incurred by Holly Corporation and its affiliates to perform centralized corporate functions, such as legal, accounting, treasury, information technology and other corporate services, including the administration of employee benefit plans. This fee does not include the salaries of pipeline and terminal personnel or other employees of Holly Logistic Services, L.L.C. or the cost of their employee benefits, such as 401(k), pension and health insurance benefits. We will also reimburse Holly Corporation and its affiliates for direct expenses they incur on our behalf. In addition, we anticipate incurring additional general and administrative costs, including costs for tax return preparation, annual and quarterly reports to unitholders, investor relations, registrar and transfer agent fees, directors’ and officers’ insurance and other costs related to operating as a separate public entity. We estimate these additional costs, which are not included in our historical costs, will be approximately $1.7 million per year.

Results of Operations

       Our results of operations are most directly impacted by production at the Navajo Refinery. The following table sets forth the barrels per day of refined products produced by the Navajo Refinery and the barrels per day of light refined products shipped on our pipelines in each of the periods presented.

						Three Months
	Year Ended December 31,					Ended
						March 31,
	1999	2000	2001	2002	2003	2004

Barrels of light refined product produced	57,700	60,014	50,663	57,700	54,531	69,451
Barrels of light refined products shipped	51,635	55,825	47,364	55,288	51,456	65,313

       Production at the Navajo Refinery in 2001 was reduced by a planned refinery turnaround and by unusual operational difficulties. Production of refined products in 2002 increased due to an increased number of production days and as Holly Corporation rebuilt inventories after the turnaround in 2001 in response to market demand for its refined products. Production of refined products in 2003 was reduced by a planned turnaround timed to coordinate with downtime required for the integration of the $85 million refinery expansion and upgrade project. Holly Corporation’s next planned turnaround at the Navajo Refinery is scheduled for 2007.

Historical revenue recognition policy

       The only revenues reflected in the historical financial data prior to January 1, 2004 are from (i) third parties who used our pipelines and terminals, (ii) Holly Corporation’s use of our FERC-regulated refined product pipeline and (iii) Holly Corporation’s use of the Lovington crude pipelines, which will not be contributed to Holly Energy Partners. Prior to January 1, 2004, Holly Corporation was not charged fees for services rendered on non-FERC regulated pipelines or on any terminal facilities. Commencing January 1, 2004, Holly Corporation began to be charged for all services rendered utilizing our pipeline and terminal facilities, at rates established by the pipelines and terminals agreement.

       The following table sets forth historical revenues recognized and related product volume information. Historical information is presented for the Lovington crude oil pipelines and the intermediate product pipelines connecting Holly Corporation’s Artesia and Lovington facilities because they were owned by Navajo Pipeline Company, L.P. (Predecessor). Revenues for Rio Grande Pipeline Company are presented only from June 30, 2003, the date we increased our ownership interest from 25% to 70%.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(dollars in thousands)
Revenues
Refined Product Pipelines
Artesia to Orla to El Paso pipeline	$15,754	$16,204	$15,333	$17,160	$16,273
All other pipelines	—	—	—	—	—

	15,754	16,204	15,333	17,160	16,273

Rio Grande Pipeline
Company	—	—	—	—	6,910

Refined Product Terminals
Third party revenues	1,020	1,544	1,730	1,645	2,680
All other terminals	—	—	—	—	—

	1,020	1,544	1,730	1,645	2,680
Crude Oil and Intermediate Product Pipelines
Lovington crude oil pipelines	—	5,130	3,584	4,776	4,937
Intermediate pipelines	—	—	—	—	—

	—	5,130	3,583	4,776	4,937

	$16,774	$22,878	$20,647	$23,581	$30,800

Volumes (mbbls)
Refined Product Pipelines
Artesia to Orla to El Paso pipeline	15,566	15,917	14,391	15,320	14,658
All other pipelines(1)	6,332	8,483	7,601	9,807	9,320

	21,898	24,400	21,992	25,127	23,978
Refined Product Terminals
Third-party volumes	4,903	6,064	7,414	8,148	11,232
Holly Corporation volumes	22,948	27,443	22,888	26,287	28,915

	27,851	33,507	30,302	34,435	40,147

Total Refined Products	49,749	57,907	52,294	59,562	64,125
Crude Oil and Intermediate Product Pipelines
Lovington crude oil pipelines	—	5,130	3,583	4,776	4,937
Intermediate product pipelines	13,271	15,052	12,307	14,710	14,531

Total	63,020	78,089	68,184	79,048	85,593

Average tariffs/ service fees per barrel
Pipelines(1)	$0.45	$0.37	$0.41	$0.41	$0.41

Terminals	$0.04	$0.05	$0.06	$0.05	$0.07

(1)	Excludes the Rio Grande pipeline.

Three Months Ended March 31, 2004 Versus Three Months Ended March 31, 2003

       Revenues increased by $13.1 million from $5.7 million for the three months ended March 31, 2003 to $18.8 million for the three months ended March 31, 2004. Commencing January 1, 2004, revenues related to all intercompany and intracompany utilization of refined and intermediate product pipelines and terminals have been recorded. For the three months ended March 31, 2004 these revenues amounted to $8.0 million. In addition, revenues for the three months ended March 31, 2004 include third party revenues of $0.3 million at our Spokane terminal, which we acquired in June 2003, and $3.8 million from third parties utilizing the Rio Grande pipeline, reflecting our increased ownership interest in the Rio Grande Pipeline Company which we began consolidating on June 30, 2003. Refined products shipped on our three refined product pipelines serving the Navajo Refinery increased from 51,200 bpd in the three months ended March 31, 2003 to 65,300 bpd in the three months ended March 31, 2004 increasing pipeline revenues by approximately $0.7 million. Other revenues increased by approximately $0.3 million.

       Operating costs increased by $1.3 million from $5.2 million for the three months ended March 31, 2003 to $6.5 million for the three months ended March 31, 2004. Operating costs for the Burley, Boise and Spokane terminals we acquired in June 2003 accounted for approximately $0.4 million in the three months ended March 31, 2004 and operating expenses for the Rio Grande Pipeline Company were approximately $0.6 million. Operating expenses of the other pipeline and terminal facilities for the three months ended March 31, 2004 increased by approximately $0.4 million as a result of additional maintenance expenses on the Lovington crude system that is not being contributed to our partnership.

       Depreciation expense increased from $1.2 million for the three months ended March 31, 2003 to $2.0 million for the three months ended March 31, 2004 primarily as a result of the consolidation of Rio Grande Pipeline Company. Depreciation expense for Rio Grande Pipeline Company for the three months ended March 31, 2004 was approximately $0.8 million. Depreciation on other assets did not change materially.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

       Revenues increased by $7.2 million from $23.6 million for the year ended December 31, 2002 to $30.8 million for the year ended December 31, 2003, primarily as a result of the consolidation of Rio Grande Pipeline Company on June 30, 2003, when we increased our ownership interest from 25% to 70%. During the six months ended June 30, 2003, Rio Grande had been accounted for by the equity method, contributing $0.9 million to net income but no revenues. Rio Grande Pipeline Company’s revenues for the six months of 2003 that it was consolidated were $6.9 million from a third party. Pipeline revenues received from Holly Corporation decreased by $0.9 million as a result of lower volumes of light products produced at the Navajo Refinery. Third party terminal revenues increased by $1.0 million in 2003, largely as a result of the acquisition of the Spokane terminal in June 2003, which contributed third party revenues of $0.9 million in 2003.

       Operating costs increased by $4.8 million from $19.4 million for the year ended December 31, 2002 to $24.2 million for the year ended December 31, 2003. The consolidation of Rio Grande Pipeline Company and acquisition of the Spokane, Burley and Boise terminals and the Woods Cross truck rack accounted for $1.3 million and $0.9 million, respectively, of the increased costs. Operating costs for the pipelines increased $1.0 million in 2003 as compared to 2002 primarily due to a $2.2 million increase in operating costs related to the Lovington crude pipelines, reflecting increased pipeline integrity testing and related maintenance expense. The Lovington crude pipelines are not being contributed to our partnership. Operating costs for terminal facilities decreased $0.3 million in 2003 as compared to 2002, excluding the impact of new assets acquired during the year. Property taxes and insurance increased by $0.4 million in 2003 as compared to 2002.

       Depreciation expense increased $2.0 million from $4.5 million for the year ended December 31, 2002 to $6.5 million for the year ended December 31, 2003, primarily as a result of the consolidation of Rio Grande Pipeline Company and, to a lesser extent, additional capital expenditures.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

       Revenues increased by $3.0 million from $20.6 million for the year ended December 31, 2001 to $23.6 million for the year ended December 31, 2002. Pipeline revenues received from Holly Corporation increased by $2.0 million in 2002 as a result of increased volumes shipped due to increased production at the Navajo Refinery. Contract revenues from Alon increased by $1.1 million in 2002 as a result of the inclusion of a full year’s revenue from the third capacity lease agreement. In addition, revenues from terminals decreased by $0.1 million as a result of lower volumes handled at our terminal in Mountain Home, Idaho.

       Operating costs increased by $2.0 million from $17.4 million for the year ended December 31, 2001 to $19.4 million for the year ended December 31, 2002. Approximately $1.2 million of the increased operating costs related to maintenance cost of the Lovington crude pipelines and approximately $0.5 million of the increased operating costs were associated with our Moriarty terminal, as a result of increased security costs and one-time expenses associated with the handling of transmix at the start-up of the terminal.

       Depreciation expense increased by $0.8 million from $3.7 million for the year ended December 31, 2001 to $4.5 million for the year ended December 31, 2002 primarily as a result of $5.2 million of capital expenditures related to the Lovington crude pipelines and $7.1 million of capital expenditures related to the new terminal facilities in Moriarty and Bloomfield, New Mexico that were made in 2001 and 2002.

Impact of Pipelines and Terminals Agreement

       The following table displays the revenues that would have been recorded for the years 1999 through 2003 using historical volumes and as if the initial tariff rates and terminalling fees in the pipelines and terminals agreement had been in place for all periods presented. The data for 2003 includes (1) results of operations for the Boise, Burley and Spokane terminals and the Woods Cross truck rack from June 1, 2003, the date of acquisition and (2) revenues for the Rio Grande Pipeline Company from June 30, 2003, the date we increased our ownership from 25% to 70%.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(dollars in thousands except tariffs
	and service fees)
Revenues
Product pipelines	$21,546	$27,170	$25,837	$30,516	$29,275
Terminals	5,607	7,160	6,821	7,442	9,931

	27,153	34,330	32,658	37,958	39,206

Rio Grande Pipeline Company	—	—	—	—	6,910

	$27,153	$34,330	$32,658	$37,958	$46,116

Volumes (mbbls)
Product pipelines(1)	21,898	24,400	21,992	25,127	23,978
Terminals	27,851	33,506	30,302	34,435	40,147

	49,749	57,906	52,294	59,562	64,125

Average tariffs/service fees per barrel
Product pipelines(1)	$0.98	$1.11	$1.17	$1.21	$1.22

Terminals	$0.20	$0.21	$0.23	$0.22	$0.25

(1)	Excludes the Rio Grande pipeline.

       The following table reflects the overall impact to 2003 revenues of the new tariff and terminal service fee revenues using historical throughput barrels, including the impact, if any, on each of our pipeline and terminal facilities. The amounts in the table below were calculated using historical throughput barrels. As adjusted revenues are unaudited.

	Year Ended December 31, 2003

	Historical	As Adjusted	Increase
	Revenues	Revenues	(Decrease)

	(In thousands)
Refined Product Pipelines
6” Artesia to El Paso	$—	$3,595	$3,595
8”-12”-8” Artesia to Orla to El Paso	16,273	16,273	—
Four Corners Pipeline(1)	—	9,407	9,407

Total Refined Product Pipelines	16,273	29,275	13,002

Refined Product Terminals
El Paso Terminal	737	2,983	2,246
Mountain Home Terminal	482	482	—
Moriarty Terminal	—	947	947
Bloomfield Terminal	—	652	652
Tucson Terminal	603	1,472	869
Albuquerque Terminal	—	947	947
Boise Terminal	—	104	104
Burley Terminal	—	154	154
Spokane Terminal	858	897	39
Artesia Truck Rack	—	439	439
Woods Cross Truck Rack	—	854	854

Total Refined Product Terminals	2,680	9,931	7,251

Subtotal	18,953	39,206	20,253
Rio Grande Pipeline Company	6,910	6,910	—
Intermediate Product Pipelines(2)	—	—	—
Crude Oil Pipelines(2)	4,937	—	(4,937)

Total	$30,800	$46,116	$15,316

(1)	Includes shipments between Artesia and Moriarty and Artesia and Bloomfield.

(2)	These pipelines will not be contributed to our partnership.

Liquidity and Capital Resources

Cash flows and capital expenditures

       Holly Corporation utilizes a common treasury function for all of its subsidiaries, whereby all cash receipts are deposited in Holly Corporation bank accounts and all cash disbursements are made from these accounts. Cash receipts from customers and cash payments to vendors for Navajo Pipeline Co., L.P. (Predecessor) were recorded in these common accounts. Thus, prior to the acquisition of control of Rio Grande Pipeline Company no cash balances were reflected in the accounts of Navajo Pipeline Co., L.P. (Predecessor). Cash transactions handled by Holly Corporation for Navajo Pipeline Co., L.P. (Predecessor) were reflected in intercompany accounts receivable and accounts payable between the parent and the subsidiary.

       Cash flows from operations. Cash flows from operations increased from $0.2 million for the three months ended March 31, 2003 to $0.3 million for the three months ended March 31, 2004. Net income for the three months ended March 31, 2004 was approximately $9.6 million compared to a net loss of $0.4 million for the three months ended March 31, 2003. However, the net change in working capital reduced cash flow from operations by $0.3 million for the three months ended March 31, 2003 and $12.1 million for the three months ended March 31, 2004 as a result of the change in accounting policies related to intercompany and intracompany revenues. Depreciation increased cash flow from operations by approximately $0.8 million and items related to equity accounting versus consolidation of Rio Grande Pipeline Company increased cash flows from operations for the three months ended March 31, 2004 by approximately $1.0 million.

       Cash flows from operations for the year ended December 31, 2003 increased $1.6 million to $5.9 million from $4.3 million for the year ended December 31, 2002. Cash flows from operations for the year ended December 31, 2003 increased primarily due to an increase in non-cash items consisting of the following: (i) an increase in depreciation of $2.0 million; (ii) the reduction in equity and earnings of $1.8 million; and (iii) an increase in minority interest of $0.8 million when compared to the year ended December 31, 2002. However, net income for the year ended December 31, 2003 decreased by $2.1 million. In addition, increases in accounts payable and accrued liabilities increased cash flows by $5.8 million, while the increases in intercompany accounts receivable decreased cash flows by $6.7 million in 2003.

       Cash flows from operations for the year ended December 31, 2001 and the year ended December 31, 2002 were $10.3 million and $4.3 million, respectively. Cash flows for 2001 were substantially greater than 2002 primarily as a result of a substantial increase in intercompany accounts payable in 2001 related to the construction of the Bloomfield and Moriarty terminals, a new 10-inch intermediate products pipeline from Lovington to Artesia, as well as construction of additional compression facilities on the Moriarty to Bloomfield leased line.

       Cash flows from investing activities. Cash flows from investing activities decreased from $(0.2) million for the three months ended March 31, 2003 to $(2.6) million for the three months ended March 31, 2004. Investment in properties and equipment for the three months ended March 31, 2004 increased by approximately $1.3 million for new office facilities, a new pump station for the intermediate pipelines not being contributed to the partnership and pipeline expansions for the Rio Grande Pipeline.

       During the year ended December 31, 2003 approximately $6.8 million was expended on capital assets, including $3.4 million by Rio Grande Pipeline Company subsequent to June 30, 2003 and $1.4 million in connection with the acquisition of the Boise, Burley and Spokane terminals and the Woods Cross truck rack. An additional $1.9 million was expended on maintenance capital projects and/or construction in progress during the year ended December 31, 2003.

       Capital expenditures were $11.5 million in the year ended December 31, 2001 and $6.8 million in the year ended December 31, 2002, respectively. These expenditures related primarily to additions to the intermediate product pipelines (which will not be contributed to our partnership) and the terminals in Moriarty and Bloomfield, New Mexico.

       In 2003, Rio Grande Pipeline Company made cash distributions of $4.5 million to its owners subsequent to June 30, 2003, of which $1.4 million is reflected as a cash outflow in investing activities.

       During the three months ended March 31, 2004, $1.0 million was distributed to the owners of the minority interest in Rio Grande Pipeline Company.

       Cash flows from financing activities. Effective June 30, 2003, we acquired an additional 45% equity interest in Rio Grande Pipeline Company. On June 1, 2003, we acquired the Boise, Burley and Spokane terminals and the Woods Cross truck rack. Financing for these acquisitions totaled $30.1 million.

Capital requirements

       Our pipeline and terminalling operations are capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operations regulations. Our capital requirements have consisted of and are expected to continue to consist primarily of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the operating capacity of existing or new assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets to grow our business and to expand existing facilities, such as projects that increase throughput capacity on our pipelines and in our terminals. During the three years ended December 31, 2003, we incurred a total of $3.9 million in maintenance capital expenditures and expended $21.2 million for acquisitions and expansion and/or upgrades of our pipelines and terminal facilities.

       We have budgeted average annual maintenance capital expenditures for our operations of $1.5 million in each of 2004 and 2005. We anticipate that these capital expenditures will be funded with cash generated by operations.

       Our capital requirements over the past three years have been met with internally generated funds including short-term non-interest bearing funding from affiliates. It is anticipated that future expansion capital requirements will be provided through long-term borrowings or other debt financings and/or equity capital offerings.

Credit Agreement

       We will enter into a four-year $125 million senior secured revolving credit agreement in connection with the closing of this offering. Union Bank of California, N.A. will serve as administrative agent under this credit agreement.

       The credit agreement will be available to fund capital expenditures, acquisitions, working capital and for general partnership purposes. In addition, the credit agreement will be available to fund letters of credit up to a $50 million sub-limit. Up to $5 million will be available to fund distributions to unitholders. We expect to borrow $25 million under the credit agreement at the closing of the offering to fund a distribution to Holly Corporation, leaving approximately $100 million available for future borrowings.

       Following the closing of this offering and funding of the credit agreement, we will have the right to request an increase in the maximum amount of the agreement, in minimum increments of $10 million, up to $175 million. Such requests will become effective if (i) there is no potential default or event of default, as defined in the credit agreement, which is continuing or would result from the requested increase and (ii) existing lenders under the credit agreement or other financial institutions reasonably acceptable to the administrative agent commit to lend such increased amounts under the agreement.

       Our obligations under the credit agreement will be secured by substantially all of our assets. Indebtedness under the credit agreement will be non-recourse to our general partner.

       We may prepay all loans at any time without penalty. We will be required to reduce all borrowings under the credit agreement used to pay distributions to zero for a period of at least 15 consecutive days once each calendar year.

       Indebtedness under the credit agreement will bear interest, at our option, at either (i) the base rate as announced by the administrative agent plus an applicable margin or (ii) at a rate equal to LIBOR plus an applicable margin. The LIBOR margin will be a rate ranging from 1.50% to 2.25% based upon the ratio of our Funded Debt (as defined in the credit agreement) to EBITDA (as defined in the credit agreement). We will incur a commitment fee on the unused portion of the credit agreement at a rate ranging from 37.5 to 50.0 basis points based upon the ratio of our Funded Debt to EBITDA for the four most recently completed fiscal quarters. The credit agreement matures in June 2008. At that time, the agreement will terminate and all outstanding amounts thereunder will be due and payable.

       The credit agreement prohibits us from making distributions to unitholders if any potential default or event of default, as defined in the credit agreement, occurs or would result from the distribution. In addition, the credit agreement will contain various covenants that limit, among other things, our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain loans, acquisitions and investments;

•	make any material change to the nature of our business;

•	acquire another company; or

•	enter into a merger, consolidation or sale of assets.

       The credit agreement also contains covenants requiring us to maintain on a quarterly basis:

•	a ratio of not less than 3.50:1.00 of EBITDA to interest expense;

•	a ratio of not more than 3.50:1.00 of total debt to EBITDA; and

•	a minimum net worth.

       If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following will be an event of default:

•	failure to pay any principal when due or any interest, fees or other amount within certain grace periods;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

•	default by us or any of our subsidiaries on the payment of any other indebtedness in excess of $[ ] million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

•	bankruptcy or insolvency events involving us, our general partner or our subsidiaries;

•	the entry, and failure to pay or contest in good faith, of one or more adverse judgments in excess of $[ ] million that remain unresolved or are not stayed pending appeal; and

•	a Change of Control (as defined in the credit agreement).

       The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

Contractual Obligations and Contingences

       Our contractual obligations at March 31, 2004 consisted of the following (in thousands):

		Payments Due by Period

		Less than			Over 5
	Total	1 Year	2-3 Years	4-5 Years	Years

Pipeline operating lease	$17,250	$5,300	$10,600	$1,350	—
Short-term debt	$30,082	30,082	—	—	—

       On a pro forma basis, after giving effect to the offering and the application of the proceeds therefrom to repay certain short-term debt, our contractual obligations at March 31, 2004 consisted of the following (in thousands):

		Payments Due by Period

		Less than			Over 5
	Total	1 Year	2-3 Years	4-5 Years	Years

Pipeline operating lease	$17,250	$5,300	$10,600	$1,350	—
Debt under the new credit agreement	$25,000	—	—	$25,000	—

Impact of Inflation

       Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2001, 2002, 2003 or the three months ended March 31, 2004.

Regulatory Matters

       Our interstate common carrier pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act and the Energy Policy Act. Some of our intrastate pipeline operations are subject to regulation by the Texas Railroad Commission, the New Mexico Public Regulation Commission or the Idaho Public Utilities Commission. For more information on federal and state regulations affecting our business, please read “Business — Rate Regulation.”

Environmental Matters

       Our operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. For a complete discussion of the environmental laws and regulations affecting our business, please read “Business — Environmental Regulation.”

Recent Accounting Pronouncements

       In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” which changes how goodwill and other intangible assets are accounted for subsequent to their initial recognition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted; however, all goodwill and intangible assets acquired after June 30, 2001, are immediately subject to the provisions of this statement. We adopted the standard effective August 1, 2002 and there was no material effect on our financial condition, results of operations, or cash flows.

       In June 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which requires that the fair value for an asset retirement obligation be capitalized as part of the carrying amount of the long-lived asset if a reasonable estimate of fair value can be made.

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. We adopted the standard effective August 1, 2002 and there was no material effect on our financial condition, results of operations, or cash flows.

       In August 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, but carries over the key guidance from SFAS No. 121 in establishing the framework for the recognition and measurement of long-lived assets to be disposed of by sale and addresses significant implementation issues. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. We adopted the standard effective August 1, 2002 and there was no material effect on our financial condition, results of operations, or cash flows.

       In June 2002, FASB issued SFAS No. 146 “Accounting for Certain Costs Associated with Exit or Disposal Activities” which nullifies Emerging Issues Task Force (“EITF”) 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes fair value as the objective for initial measurement of liabilities. This differs from EITF 94-3 which stated that liabilities for exit costs were to be recognized as of the date of an entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We adopted the standard on January 1, 2003, and there was no material effect on our financial condition, results of operations, or cash flows.

Critical Accounting Policies

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. We consider the following policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

       Revenues are recognized as products are shipped through our pipelines and terminals, except that prior to January 1, 2004 pipeline tariff and terminal services fee revenues were not recorded on services utilizing non-FERC regulated pipelines. These revenues had not previously been recognized as the pipelines and terminals were operated as a component of Holly Corporation’s petroleum refining and marketing business. Commencing January 1, 2004, we began charging Holly Corporation pipeline tariffs and terminal service fees as set forth in the pipelines and terminals agreement. Additional pipeline transportation revenues result from an operating lease by Alon of an interest in the capacity of one of our pipelines.

       The only revenues reflected in the historical financial data prior to January 1, 2004 are from (i) third parties who used our pipelines and terminals, (ii) Holly Corporation’s use of our FERC-regulated pipeline and (iii) Holly Corporation’s use of the Lovington crude pipelines, which will not be contributed to Holly Energy Partners, L.P. Upon the closing of the offering, we will receive revenues from Holly Corporation pursuant to the terms of the pipelines and terminals agreement. Please read “— Impact of Pipelines and Terminals Agreement.”

Long-lived Assets

       We calculate depreciation and amortization based on estimated useful lives and salvage values of our assets. When assets are placed into service, we make estimates with respect to their useful lives that we believe are reasonable. However, factors such as competition, regulation or environmental matters could cause us to changes our estimates, thus impacting the future calculation of depreciation and amortization. We evaluate long-lived assets for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset’s carrying value exceeds its fair value. Estimates of future discounted cash flows and fair value of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates. No impairments of long-lived assets were recorded during the three years ended December 31, 2003 or during the three months ended March 31, 2004.

Contingencies

       In the future, we will be subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to developments in each matter or changes in approach such as a change in settlement strategy in dealing with these potential matters.

       The omnibus agreement also provides that Holly Corporation will indemnify us up to $15 million for certain environmental matters for a period of ten years. Please read “Business — Environmental Regulation,” and “Certain Relationships and Related Transactions — Omnibus Agreement” for a more complete description of these provisions.

Quantitative and Qualitative Disclosures About Market Risk

       Market risk is the risk of loss arising from adverse changes in market rates and prices. Because we do not own the refined product that is shipped on our pipelines or throughput in our terminals, we are not directly exposed to refined product or commodity type risk. Debt that we incur under our credit agreement will bear variable interest and will expose us to interest rate risk. Unless interest rates increase significantly in the future, our exposure to interest rate risk should be minimal. We may use certain derivative instruments to hedge our exposure to variable interest rates. We do not currently have in place any hedges or forward contracts.

BUSINESS

Overview

       Holly Energy Partners is a Delaware limited partnership recently formed by Holly Corporation. We operate a system of refined product pipelines and distribution terminals primarily in West Texas, New Mexico, Utah and Arizona. We generate revenues by charging tariffs for transporting refined products through our pipelines and by charging fees for terminalling refined products and other hydrocarbons, and storing and providing other services at, our terminals. We do not take ownership of products that we transport or terminal and therefore we are not directly exposed to changes in commodity prices. We serve Holly Corporation’s refineries in New Mexico and Utah under a 15 year pipelines and terminals agreement. Our assets include:

•	Refined Product Pipelines:

•	approximately 780 miles of refined product pipelines, including 340 miles of leased pipelines, that transport gasoline, diesel, and jet fuel from Holly Corporation’s Navajo Refinery in New Mexico to its customers in the metropolitan and rural areas of Texas, New Mexico, Arizona, Colorado, Utah and northern Mexico; and

•	a 70% interest in the Rio Grande Pipeline Company, a joint venture that owns a 249-mile refined product pipeline, that transports liquid petroleum gases, or LPGs, from West Texas to the Texas/ Mexico border near El Paso for further transport into northern Mexico.

•	Refined Product Terminals:

•	five refined product terminals (two of which are 50% owned), located in El Paso, Texas; Moriarty, Bloomfield and Albuquerque, New Mexico; and Tucson, Arizona, with an aggregate capacity of approximately 1.1 million barrels, that are integrated with our refined product pipeline system;

•	three refined product terminals (two of which are 50% owned), located in Burley and Boise, Idaho and Spokane, Washington, with an aggregate capacity of approximately 514,000 barrels, that serve third party common carrier pipelines;

•	one refined product terminal near Mountain Home, Idaho with a capacity of 120,000 barrels, that serves a nearby United States Air Force Base; and

•	two refined product truck loading racks, one located within Holly Corporation’s Navajo Refinery that is permitted to load over 40,000 bpd of light refined products, and one located within Holly Corporation’s Woods Cross Refinery near Salt Lake City, Utah, that is permitted to load over 25,000 bpd of light refined products.

       In addition, we have an option to purchase two intermediate product pipelines from Holly Corporation. These pipelines transport crude oil and feedstocks from Holly Corporation’s Lovington facility to its Artesia facility. These pipelines are each 65 miles long and have a current aggregate throughput capacity of 84,000 bpd.

Our Relationship with Holly Corporation

       The substantial majority of our business is devoted to providing transportation and terminalling services to Holly Corporation, an independent petroleum refiner and marketer that produces high value light products such as gasoline, diesel fuel and jet fuel. For the year ended December 31, 2003, Holly Corporation accounted for approximately $30.2 million, or 57.3%, of our pro forma revenues. For the three months ended March 31, 2004, Holly Corporation accounted for approximately $9.2 million, or 59.6%, of our pro forma revenues. We expect to continue to derive a substantial majority of our revenues from Holly Corporation for the foreseeable future.

       Holly Corporation owns and operates the Navajo Refinery, the largest refinery in New Mexico, consisting of refining facilities that are located 65 miles apart in Artesia and Lovington and operated in conjunction with each other. The Navajo Refinery, which has operated continuously since its acquisition by Holly Corporation in 1969, is one of the most efficient and technologically advanced refineries in the geographic area it serves, with a Nelson Complexity Index rating of 10.0. In December 2003, the Navajo Refinery completed an $85.0 million expansion project at the Artesia facility that increased its crude oil processing capacity from 60,000 bpd to 75,000 bpd and allowed the refinery to meet or exceed the federally mandated clean air requirements for gasoline. The majority of our operations are located within Holly Corporation’s New Mexico refining market area. Holly Corporation relies on us to provide almost all of the light refined product transportation and terminalling services it requires to support its New Mexico refining operations. For the year ended December 31, 2003 and the three months ended March 31, 2004, we transported and terminalled approximately 99% of the light refined products produced by the Navajo Refinery.

       Holly Corporation also operates a crude oil refinery in Woods Cross, Utah, near Salt Lake City, primarily serving markets in Utah and Idaho. The Woods Cross Refinery has a current crude oil processing capacity of 25,000 bpd and, for the period from June 1, 2003 to March 31, 2004, it processed 22,119 bpd of crude oil, utilizing approximately 88.4% of the refinery’s capacity. Since June 1, 2003, the date Holly Corporation acquired the Woods Cross Refinery, through March 31, 2004, we terminalled 100% of the light refined products produced by the Woods Cross Refinery.

       Holly Corporation also operates a refinery in Great Falls, Montana, primarily serving markets in Montana, with a current crude oil processing capacity of 7,000 bpd. We have no operations relating to the Montana Refinery.

       Holly Corporation currently markets the light refined products it produces in Texas, New Mexico, Arizona, Montana, Utah, Colorado, Idaho, Washington, and northern Mexico. For more information on Holly Corporation’s marketing activities, please read “— Holly Corporation’s Refining Operations — Marketing.”

       Holly Corporation has a significant interest in our partnership through its indirect ownership of a 56% limited partner interest and a 2% general partner interest. Holly Corporation’s common stock trades on the New York Stock Exchange under the symbol “HOC.” For the year ended December 31, 2003 and the three months ended March 31, 2004, Holly Corporation had revenues of $1.4 billion and $463 million, respectively, and net income of $46.1 million and $14.0 million, respectively. Holly Corporation is subject to the information requirements of the Securities Exchange Act of 1934. Please read “Where You Can Find More Information.”

Pipelines and Terminals Agreement

       Concurrently with the closing of this offering, we will enter into a 15 year pipelines and terminals agreement with Holly Corporation. Under this agreement, Holly Corporation will pay us fees that we believe are comparable to those that would be charged by third parties. Holly Corporation will also agree to transport on our refined product pipelines and throughput in our terminals a volume of refined products that will result in minimum revenues of $35.4 million in the first year. This minimum revenue commitment will increase each year at a rate equal to the percentage change in the producer price index, but will not decrease as a result of a decrease in the producer price index. Holly Corporation will pay the published tariff rates on the pipelines and contractually agreed upon fees at the terminals. The tariffs will adjust annually at a rate equal to the change in the producer price index. The terminal fees will adjust annually based upon an index comprised of comparable fees posted by third parties. Holly Corporation’s minimum revenue commitment will apply only to our initial assets and may not be spread among assets we subsequently acquire. On a pro forma basis, we would have received $30.2 million in revenue from Holly Corporation for the use of our pipelines and terminals during the year ended December 31, 2003. Because we began charging Holly Corporation the fees set forth in the pipelines and terminals agreement beginning January 1, 2004, we received actual revenues from Holly Corporation of $9.2 million in the first quarter of 2004. If Holly Corporation fails to meet its minimum revenue commitment in any quarter, it will be required to pay us in cash the amount of any shortfall by the last day of the month following the end of the quarter. A shortfall payment may be applied as a credit in the following four quarters after Holly Corporation’s minimum obligations are met.

       At Holly Corporation’s request, we will use our best efforts to transport by pipeline each month during the term of the agreement up to 40,000 bpd from Artesia to El Paso and up to 40,000 bpd from Artesia to Moriarty/ Bloomfield, subject to our common carrier duty to pro-ration capacity, where applicable. We have also agreed to provide terminalling services for all of Holly Corporation’s barrels shipped on those pipelines to those destinations.

       Holly Corporation’s obligations under this agreement may be proportionately reduced or suspended if Holly Corporation (1) shuts down or reconfigures one of its refineries (other than for planned maintenance turnarounds) and (2) reasonably believes in good faith that such event will jeopardize its ability to satisfy its minimum revenue obligations. Holly Corporation will be required to give at least twelve months’ advance notice of any long-term shut-down or material reconfiguration. Holly Corporation will propose new minimum obligations that proportionally reduce the affected obligations. If we do not agree with this reduction, any change in Holly Corporation’s obligations will be determined by binding arbitration.

       Furthermore, if new laws or regulations that affect terminals or pipelines generally are enacted that require us to make substantial and unanticipated capital expenditures at the pipelines or terminals, we will have the right to impose a monthly surcharge on Holly Corporation for the use of the terminals or to file for an increased tariff rate for use of the pipelines to cover Holly Corporation’s pro rata portion of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Holly Corporation will negotiate in good faith to agree on the level of the monthly surcharge or increased tariff rate.

       Holly Corporation’s obligations under this agreement may be temporarily suspended during the occurrence of an event that is outside the control of the parties that renders performance impossible with respect to an asset for at least 30 days. An event with a duration of longer than one year would allow us or Holly Corporation to terminate the contract.

       Pursuant to the terms of the agreement, Holly Corporation has agreed to maintain commercially reasonable business interruption insurance for the benefit of its refinery assets as well as our pipelines and terminals. We reimburse Holly Corporation for the costs associated with our portion of the insurance. To the extent that Holly Corporation receives benefits under this policy, Holly Corporation has agreed to apply a portion of such amounts to the extent necessary to satisfy its minimum revenue commitment under the pipelines and terminals agreement. Allocation of business interruption insurance proceeds will be proportionate to the loss in revenues sustained by Holly Corporation and our partnership as a result of the interruption.

       Holly Corporation has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates for the term of the pipelines and terminals agreement. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the agreement, Holly Corporation will be free to challenge, or to cause others to challenge or assist others in challenging, our tariff rates.

       During the term of the agreement, we have agreed not to reverse the direction of any of our pipelines or to connect any other pipelines to our pipelines or terminals without the consent of Holly Corporation.

       Holly Corporation’s obligations under this agreement will not terminate if Holly Corporation and its affiliates no longer own the general partner. This agreement may be assigned by Holly Corporation only with the consent of our conflicts committee.

       Upon termination of the agreement, Holly Corporation will have a limited right of first refusal giving it the right to enter into a new pipelines and terminals agreement with us pursuant to which Holly Corporation will agree to match any commercial terms offered to us by a third party.

       To the extent Holly Corporation does not extend or renew the pipelines and terminals agreement, our financial condition and results of operations may be adversely affected. The majority of our assets were constructed or purchased to service Holly Corporation’s refining and marketing supply chain and are well-situated to suit Holly Corporation’s needs. As a result, we would expect that even if this agreement is not renewed, Holly Corporation would continue to use our pipelines and terminals. However, we cannot assure you that Holly Corporation will continue to use our facilities or that we will be able to generate additional revenues from third parties. Please read “Risk Factors — Risks Inherent in Our Business.”

       From time to time Holly Corporation considers changes to its refineries. Those changes may involve new facilities, reduction in certain operations or modifications of facilities or operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. One such project recently completed is an $85.0 million expansion project at Holly Corporation’s Artesia facility that expanded total crude oil processing capacity from 60,000 bpd to 75,000 bpd and allowed the refinery to meet or exceed current federally mandated clean air requirements for gasoline.

       Holly Corporation has advised us that although it continually considers the types of matters referred to above, it currently does not intend to close or dispose of the refineries currently served by our pipelines and terminals or to cause any changes that would have a material adverse effect on us. Holly Corporation is, however, actively managing its assets and operations, and, therefore, changes of some nature, possibly material to us, are likely to occur at some point in the future.

Business Strategies

       Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

       Generate stable cash flows. We generate revenues from customers who pay us fees primarily based on the volume of refined products shipped in our pipelines or stored in or distributed from our terminals. We have no direct commodity price risk because we do not own any of the products transported on our pipelines or distributed from our terminals. In order to ensure stable cash flows, we will enter into a long-term pipelines and terminals agreement pursuant to which Holly Corporation will agree to pay us a guaranteed minimum amount of revenues. The initial annual minimum revenue commitment of $35.4 million equals approximately 67.2% of our pro forma revenues for 2003. We believe that the fee-based nature of our business and the long-term nature of our contracts will provide us with stable cash flows.

       Increase our pipeline and terminal throughput. We have available capacity in many of our pipelines and terminals that can allow us to increase throughput without significant capital expenditures. In 2003, we averaged 50.9% capacity utilization on our three main refined products pipelines. We believe that the recent 15,000 bpd expansion of Holly Corporation’s Navajo Refinery and growth in demand for light refined products in the markets we serve will result in increased utilization of our pipelines and terminals. For example, for the three months ended March 31, 2004, we averaged 60.4% capacity utilization on our three main refined product pipelines. As a result of our strategic position within Holly Corporation’s supply chain, substantially all of the new barrels produced as a result of the 2003 Navajo Refinery expansion are being transported on our pipelines. In addition, as part of this expansion, Holly Corporation built the infrastructure necessary to expand the Navajo Refinery by an additional 5,000 bpd to a total production of 80,000 bpd, if refined product demand increases in the future.

       Undertake economic construction and expansion opportunities. We continually evaluate opportunities to expand our asset base. Since 1996, our management team has constructed or leased approximately 500 miles of additional pipelines and has constructed or expanded terminals providing approximately 482,000 barrels of additional storage capacity. These assets have provided shippers with access to new markets in northern Mexico, northern New Mexico, southern Colorado and southern Utah. We will continue to consider extending our existing refined product pipelines or constructing new refined product pipelines and terminals to meet rising demand in high growth areas in the southwestern United States, northern Mexico and the Rocky Mountain region in the United States.

       Pursue strategic and accretive acquisitions that complement our existing asset base. We plan to pursue acquisitions from third parties of energy transportation and distribution assets that are complementary to those we currently own. We will pursue these acquisitions independently as well as jointly with Holly Corporation. For example, in 2003, we acquired terminals in Burley and Boise, Idaho, and Spokane, Washington providing over 514,000 barrels of additional storage capacity and an additional 45% interest in the Rio Grande Pipeline Company. Future acquisition targets may include assets to be directly integrated into our existing refined product distribution chain, such as pipelines, terminals and qualified processing assets, or acquisitions of related businesses in which we are not currently active. In addition, we currently have an option to purchase two intermediate pipelines from Holly Corporation pursuant to the omnibus agreement and may have the opportunity to acquire other pipeline or terminal assets associated with Holly Corporation’s refineries in the future.

Competitive Strengths

       We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

       Substantially all of our assets are located in markets with above average population growth. Our pipelines and terminals serve our customers’ marketing operations in the Southwest and Rocky Mountain regions of the United States as well as northern Mexico. In many of our core markets, demand for light refined products exceeds local production, due in part to above average population growth. We expect that the population growth in the states of Texas, New Mexico, Colorado and Arizona will result in increased demand for light refined products shipped on our pipelines.

       We will operate a substantial part of our business under long-term contracts. We will conduct a significant portion of our operations pursuant to long-term contracts, which we believe will enhance the stability and predictability of our revenues and cash flows. Revenues from contracts extending beyond one year constituted approximately 95% of our pro forma revenues for 2003 and for the first quarter of 2004. In addition, where we operate under shorter-term contracts, we believe our long-standing customer relationships will lead to repeat business and the renewal of short-term contracts.

       Our assets are modern, efficient, and well maintained. We continually invest in the maintenance and integrity of our assets, including state-of-the-art internal mechanical integrity inspection and repair programs to comply with federal regulations. Since 1998, we have inspected and repaired approximately 98% of the total miles of our pipelines using internal inspection devices known as “smart pigs” that have instruments capable of detecting cracks, line erosion and other structural deficiencies. The operating pressures of these lines have been validated with recent hydrotesting. All of our assets are operated via satellite communications systems from our control center. The control center operates with state-of-the-art computer systems designed to continuously monitor real time operational data, including product quantities, flow rates and pressures.

       We have a strategic relationship with Holly Corporation. Substantially all of our refined product pipelines are directly linked to Holly Corporation’s refineries and provide Holly Corporation with the safest and most cost-effective means to distribute light refined products to its major markets. For the year ended December 31, 2003 and the three months ended March 31, 2004, Holly Corporation transported through our refined product pipelines or loading racks approximately 99% of the light refined products from its Navajo Refinery and 100% from its Woods Cross Refinery. Holly Corporation will agree to continue using our assets to transport, terminal and store light refined products pursuant to the pipelines and terminals agreement. Furthermore, Holly Corporation has a significant economic interest to see that our pipeline and terminal assets are managed in the best interests of unitholders because it and its affiliates will own the 2% general partner interest in us and a 56% limited partner interest in us and the incentive distribution rights.

       We are contractually and strategically positioned to benefit from growth initiatives by Holly Corporation. In the past year, we benefited from Holly Corporation’s acquisition of a group of terminals in the Northwest and a 15,000 bpd expansion of its Navajo Refinery. In the event that Holly Corporation further expands its refineries, we believe that the additional production may also be transported, stored and distributed through our existing pipelines and terminals. Under the omnibus agreement, Holly Corporation will be required to grant us an opportunity to acquire certain types of transportation and distribution assets that are part of certain acquisitions it makes.

       We have the financial flexibility to pursue expansion and acquisition opportunities. We anticipate having a $125.0 million credit agreement, of which we expect to have $100.0 million of borrowing capacity available for general partnership purposes, including capital expenditures and acquisitions, following this offering. In addition, we believe that we have debt capacity beyond that available under our credit agreement. In combination with our ability to issue new partnership units, we have significant resources to finance expansion projects and acquisitions.

       We have an experienced management team. We believe we will benefit from the experience and long-standing industry relationships of our senior management team. Our senior management has operated Holly Corporation’s pipeline and terminals business for over 15 years. In addition, our officers and directors have an average of 27 years of experience in the energy industry.

Construction and Acquisition History

       We have developed our business through pipeline construction, leases and various acquisitions including the following:

•	In 1996, we entered into a long-term lease for 155 miles of 8-inch pipeline from White Lakes, New Mexico to Moriarty, New Mexico;

•	In 1996, we entered into a long-term lease for 191 miles of 8-inch pipeline from Moriarty, New Mexico to Bloomfield, New Mexico;

•	In 1997, we constructed 98 miles of 12-inch pipeline from Orla, Texas to El Paso, Texas;

•	In 1997, we acquired a 25% interest in Rio Grande Pipeline Company;

•	In 1998, we constructed 60 miles of 12-inch pipeline from Artesia, New Mexico to White Lakes, New Mexico;

•	In 1998, we constructed the Moriarty Terminal;

•	In 1998, we constructed the Bloomfield Terminal;

•	In 2002, we expanded the El Paso Terminal by 100,000 bbls;

•	In 2003, we acquired an additional 45% interest in Rio Grande Pipeline Company; and

•	In 2003, we acquired the Boise and Burley, Idaho, and Spokane, Washington terminals and the truck rack located in the Woods Cross Refinery.

Pipelines

Overview

       Our refined product pipelines transport light refined products from Holly Corporation’s Navajo Refinery, as well as from a third party, to customers in the metropolitan and rural areas of Texas, New Mexico, Arizona, Colorado, Utah and northern Mexico. The refined products transported in these pipelines include conventional gasolines, federal, state and local specification reformulated gasoline, low-octane gasoline for oxygenate blending, distillates that include high- and low-sulfur diesel and jet fuel and LPGs (such as propane, butane and isobutane).

       For the year ended December 31, 2003, gasoline, diesel and jet fuel represented approximately 60%, 32% and 8%, respectively, of the total throughput in our refined product pipelines. Our refined product pipelines were originally constructed between 1981 and 1999, except for the Artesia to El Paso pipeline, which was originally constructed in 1959. Our pipelines are regularly inspected and well maintained, and we believe they are in good repair. Generally, other than as provided in the pipelines and terminals agreement, all of our pipelines are unrestricted as to the direction in which product flows and the type of refined products that we can transport on them. The FERC regulates the transportation tariffs for interstate shipments on our refined product pipelines and state regulatory agencies regulate the transportation tariffs for intrastate shipments on our pipelines.

       The following table details the average aggregate daily number of barrels of refined products transported on our refined product pipelines in each of the periods set forth below for Holly Corporation and for third parties. We acquired the lease on the White Lakes Junction to Moriarty and the Moriarty to Bloomfield refined product pipeline segments in 1996 and began transporting refined products on these segments in November 1999. In the case of these pipeline segments, the throughput set forth below for 1999 reflects the average daily throughput from the date of the acquisition through the end of the year.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Refined products transported for (bpd):
Holly Corporation	51,365	55,825	47,364	55,288	51,456	65,313
Third parties	8,630	11,023	12,888	13,553	14,238	12,650

Total (bpd)	59,995	66,848	60,252	68,841	65,694	77,963

Total (mbbls)	21,898	24,400	21,992	25,127	23,978	7,095

       The following table sets forth certain operating data for each of our refined product pipelines. Except as shown below, we own 100% of our refined product pipelines. Throughput is the total average number of barrels per day transported on a pipeline, but does not aggregate barrels moved between different points on the same pipeline. Revenues reflect tariff revenues generated by barrels shipped from an origin to a delivery point on a pipeline. Revenues also include payments made by Alon USA, L.P. under capacity lease agreements on our Orla to El Paso pipeline. Under these agreements, we provide space on our pipeline for the shipment of up to 20,000 barrels of refined product per day. Alon pays us whether or not it actually ships the full volumes of refined products it is entitled to ship. To the extent Alon does not use its capacity, we are entitled to use it. We calculate the capacity of our pipelines based on the throughput capacity for barrels of gasoline equivalent that may be transported in the existing configuration; in some cases, this includes the use of flow improvers.

						Year ended December 31, 2003

								Holly
		Approximate						Corporation
	Diameter	Length	Tariff(1)	Capacity		Capacity	Throughput	Throughput	As Adjusted
Origin and Destination	(inches)	(miles)	($/bbl)	(bpd)		Utilization	(bpd)	(bpd)	Revenues(2)

									(in thousands)
Refined Product Pipelines:
Artesia, NM to El Paso, TX	6	156	$1.05	24,000		39%	9,400	9,400	$3,595
Artesia, NM to Orla, TX to El Paso, TX	8/12/8	215	1.05	60,000	(3)	67%	40,200	26,000	16,273
Artesia, NM to Moriarty, NM(4)	12/8	215	1.35	45,000		36%	16,200	16,200	9,407
Moriarty, NM to Bloomfield, NM(4)	8	191	2.25 (5)		(6)	(6)	(6)	(6)	(6)
Rio Grande Pipeline Company:
Rio Grande Pipeline(7)	8	249	1.37	24,000		77%	18,580	0	13,501

(1)	Represents the initial tariff rate under the pipelines and terminals agreement with Holly Corporation. Certain of these tariff rates are reduced in the event certain throughput levels are achieved.

(2)	Represents actual revenues received from third parties, plus, in the case of revenues from Holly Corporation, historical volumes multiplied by tariffs set forth in the pipelines and terminals agreement.

(3)	Includes 20,000 bpd of capacity on the Orla to El Paso segment of this pipeline that is leased to Alon.

(4)	The White Lakes Junction to Moriarty segment of our Artesia to Moriarty pipeline and our Moriarty to Bloomfield pipeline is leased from Enterprise Products Partners, L.P. under a long-term lease agreement.

(5)	Represents the tariff from Artesia to Bloomfield.

(6)	Capacity, utilization, throughput and revenues for this pipeline are reflected in the information for the Artesia to Moriarty pipeline.

(7)	We have a 70% joint venture interest in the entity that owns this pipeline. Capacity, throughput and revenues reflect a 100% interest. Control of the Rio Grande Pipeline Company was acquired on June 30, 2003.

       For the year ended December 31, 2003 and the three months ended March 31, 2004, Holly Corporation accounted for an aggregate of 78.3% and 83.8%, respectively, of the refined product volumes transported on our refined product pipelines (excluding the Rio Grande Pipeline). For the same periods, these pipelines transported approximately 99% of the light refined products transported by pipeline from the Navajo Refinery.

       The following map shows our light refined product pipelines and the intermediate refined product pipelines owned by Holly Corporation, which we have an option to purchase:

Refined Product Pipelines

       Artesia, New Mexico to El Paso, Texas. The Artesia to El Paso refined product pipeline was constructed in 1959 and consists of 156 miles of 6-inch pipeline. This pipeline is used for the shipment of refined products produced at Holly Corporation’s Navajo Refinery to our El Paso terminal, where we deliver to common carrier pipelines for local transportation to Arizona, northern New Mexico and northern Mexico and to the terminal’s truck rack for local delivery by tanker truck. Holly Corporation is the only shipper on this pipeline. The refined products shipped on this pipeline represented approximately 15.6% of the total light refined products produced at Holly Corporation’s Navajo Refinery during 2003 and 20.7% of the total light refined products for the three months ended March 31, 2004. Refined products produced at Holly Corporation’s Navajo Refinery destined for El Paso are transported on either this pipeline or our Artesia to Orla to El Paso pipeline.

       Artesia, New Mexico to Orla, Texas to El Paso, Texas. The Artesia to Orla to El Paso refined product pipeline is a common carrier pipeline regulated by the FERC and consists of three segments:

•	an 8-inch, 81-mile segment from the Navajo Refinery to Orla, Texas, constructed in 1981;

•	a 12-inch, 98-mile segment from Orla to outside El Paso, Texas, constructed in 1996; and

•	an 8-inch, 35-mile segment from outside El Paso to our El Paso terminal, constructed in the mid 1950s.

       There are two shippers on this pipeline, Holly Corporation and Alon USA, L.P. In 2003 and the three months ended March 31, 2004, this pipeline transported approximately 47.4% of the light refined products produced at Holly Corporation’s Artesia facility to our El Paso terminal. During 2003 and the three months ended March 31, 2004, approximately 27,000 bpd of the product we transported for Holly Corporation was delivered to third-party pipelines from our El Paso terminal for further transportation to Arizona, northern New Mexico and northern Mexico;

the balance of the product is distributed through the terminal’s truck rack for further delivery by tanker truck.

       At Orla, the pipeline receives volumes of gasoline and diesel from Alon’s 60,000 bpd Big Spring, Texas refinery through a tie-in to an Alon pipeline system. Alon has reserved an aggregate of 20,000 bpd of capacity on the segment of our pipeline from Orla to El Paso under three separate long-term capacity lease agreements, the earliest of which expires in August 2008. Each of these lease agreements provides for five-year extension options at Alon’s option. Under these agreements, Alon pays us for this capacity, without regard to the volumes of refined products it actually ships.

       Holly Corporation accounted for 64.5% and Alon accounted for 35.5% of volumes transported on this pipeline for the year ended December 31, 2003. For the same period, Holly Corporation accounted for 61.0% of the revenues generated by this pipeline and Alon accounted for 39.0%. For the three months ended March 31, 2004, Holly Corporation accounted for 72.2% of the volumes and 66.2% of the revenues for this pipeline, with Alon accounting for the balance.

       Artesia, New Mexico to Moriarty, New Mexico. The Artesia to Moriarty refined product pipeline consists of a 59.5-mile, 12-inch pipeline from Holly Corporation’s Artesia facility to White Lakes Junction, New Mexico that was constructed in 1999, and approximately 155 miles of 8-inch pipeline that was constructed in 1973 and extends from White Lakes Junction to our Moriarty terminal, where it also connects to our Moriarty to Bloomfield pipeline. We own the 12-inch pipeline from Artesia to White Lakes Junction. We lease the White Lakes Junction to Moriarty segment of this pipeline, and our Moriarty to Bloomfield pipeline described below, from Enterprise Products Partners, L.P. under a long-term lease agreement entered into in 1996, which expires in 2007 and has one ten-year extension at our option. At our Moriarty terminal, volumes shipped on this pipeline can be transported to other markets in the area via tanker truck, including Albuquerque, Santa Fe and west Texas. The 155-mile White Lakes Junction to Moriarty segment of this pipeline is operated by Enterprise Products Partners, L.P. Holly Corporation is the only shipper on this pipeline. We currently pay a monthly fee (which is subject to adjustments based on changes in the producer price index) of approximately $442,000 to Enterprise Products Partners, L.P. to lease the White Lakes Junction to Moriarty and Moriarty to Bloomfield pipelines.

       Moriarty, New Mexico to Bloomfield, New Mexico. The Moriarty to Bloomfield refined product pipeline was constructed in 1973 and consists of 191 miles of 8-inch pipeline leased from Enterprise Products Partners, L.P. This pipeline serves our terminal in Bloomfield. At our Bloomfield terminal, volumes shipped on this pipeline are transported to other markets in the Four Corners area via tanker truck. This pipeline is operated by Enterprise, Holly Corporation is the only shipper on this pipeline.

Rio Grande Pipeline

       We own a 70% interest in Rio Grande Pipeline Company, a joint venture that owns a 249-mile, 8-inch common carrier LPG pipeline regulated by the FERC. The other owner of Rio Grande is a subsidiary of BP Plc. The pipeline originates from a connection with an Enterprise pipeline in West Texas at Lawson Junction, and terminates at the Mexican border near San Elizario, Texas, with a delivery point in San Elizario and an additional receipt point near Midland, Texas for ultimate use by PEMEX (the government-owned energy company of Mexico). The Rio Grande Pipeline Company does not own any facilities or pipelines in Mexico. The pipeline has a current capacity of approximately 24,000 bpd. This pipeline was originally constructed in the mid 1950s, was first reconditioned in 1988, and subsequently reconditioned in 1996 and 2003. Approximately 75 miles of this pipeline has been replaced with new pipe, and an additional 50 miles has been recoated. The pipeline is currently operated by Magellan Pipeline Company LLC, a former partner in Rio Grande Pipeline Company.

       The joint venture was formed in 1996, at which time we contributed nearly 220 miles of pipeline from near Odessa, Texas to outside El Paso, Texas in exchange for a 25% interest in the joint venture. The Rio Grande Pipeline began operations in 1997. In June 2003, we acquired an additional 45% interest in the joint venture from Juarez Pipeline Co., an affiliate of The Williams Companies, Inc. for approximately $28.7 million. The pipeline is currently completing a reconditioning project that should facilitate an expansion to more than 32,000 bpd, if required. Our 70% share of this project is expected to be approximately $3.1 million. Currently, only LPGs are transported on this pipeline, and BP is the only shipper. BP’s contract provides that BP will ship a minimum average of 16,500 bpd for the duration of the agreement. The tariff rates and shipping regulations are regulated by the FERC. For the years ended December 31, 2001, 2002 and 2003, BP paid $12.5 million, $14.2 million and $13.5 million pursuant to its contract.

       An officer of Holly Logistic Services, L.L.C. is one of two members of Rio Grande Pipeline Company’s management committee. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our anticipated capital expenditures with respect to this pipeline.

Refined Product Terminals

       Our refined product terminals receive products from pipelines and Holly Corporation’s Navajo and Woods Cross refineries and distribute them to Holly Corporation and third parties, who in turn deliver them to end-users and retail outlets. Our terminals are generally complementary to our pipeline assets and serve Holly Corporation’s marketing activities. Terminals play a key role in moving product to the end-user market by providing the following services:

•	distribution;

•	blending to achieve specified grades of gasoline;

•	other ancillary services that include the injection of additives and filtering of jet fuel; and

•	storage and inventory management.

       Typically, our refined product terminal facilities consist of multiple storage tanks and are equipped with automated truck loading equipment that operates 24 hours a day. This automated system provides for control of security, allocations, and credit and carrier certification by remote input of data by our customers. In addition, nearly all of our terminals are equipped with truck loading racks capable of providing automated blending to individual customer specifications.

       Our refined product terminals derive most of their revenues from terminalling fees paid by customers. We charge a fee for transferring refined products from the terminal to trucks or to pipelines connected to the terminal. In addition to terminalling fees, we generate revenues by charging our customers fees for blending, injecting additives, and filtering jet fuel. Upon execution of the pipelines and terminals agreement, Holly Corporation will account for the substantial majority of our refined product terminal revenues.

       For the year ended December 31, 2003, gasoline represented approximately 60% of the total volume of refined products distributed through our product terminals, while distillates represented approximately 40%.

       The table below sets forth the total average throughput for our refined product terminals in each of the periods presented:

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Refined products terminalled for (bpd):
Holly Corporation	70,364	80,556	69,751	81,592	88,859	115,581
Third parties	5,939	11,243	13,269	12,751	21,133	25,798

Total (bpd)	76,303	91,799	83,020	94,343	109,992	141,379

Total (mbbls)	27,851	33,506	30,302	34,435	40,147	12,866

       The following table outlines the location of our refined product terminals and their storage capacities, number of tanks, supply source, mode of delivery and average throughput for the year ended December 31, 2003:

	Storage				Average
	Capacity	Number	Supply	Mode of	Throughput
Terminal Location	(bbls)	of Tanks	Source	Delivery	(bpd)

El Paso, TX	507,000	16	Pipeline/rail	Truck/ Pipeline	48,400
Moriarty, NM	189,000	9	Pipeline	Truck	9,600
Bloomfield, NM	193,000	7	Pipeline	Truck	6,600
Albuquerque, NM(1)	64,000	9	Pipeline	Truck	7,900
Tucson, AZ(2)	176,000	9	Pipeline	Truck	9,600
Mountain Home, ID(3)	120,000	3	Pipeline	Pipeline	1,500
Boise, ID(1)(4)	111,000	9	Pipeline	Pipeline	(5)
Burley, ID(1)(4)	70,000	7	Pipeline	Truck	2,700
Spokane, WA(4)	333,000	32	Pipeline/rail	Truck	13,000
Artesia facility truck rack	N/A	N/A	Refinery	Truck	4,800
Woods Cross facility truck rack(4)	N/A	N/A	Refinery	Truck/Pipeline	21,200

Total	1,763,000				125,300

(1)	We have a 50% ownership interest in these terminals. The capacity and throughput information represents the proportionate share of capacity and throughput attributable to our ownership interest.

(2)	We have a 50% ownership interest in the improvements and equipment at this terminal. We lease the remaining 50% of the improvements and equipment from Kaneb Pipeline Co., the other owner. We hold leasehold interests in the underlying land.

(3)	Handles only jet fuel.

(4)	Average throughput is calculated from June 1, 2003, the date of acquisition.

(5)	The operations of this terminal are seasonal and it has seen limited use since its acquisition in June 2003.

       The following map shows our light refined product terminals and truck racks:

       El Paso terminal. We receive light refined products at this terminal from Holly Corporation’s Artesia facility through our Artesia to El Paso and Artesia to Orla to El Paso pipelines and by rail that account for approximately 75% of the volumes at this terminal. We also receive product from Alon’s Big Spring, Texas refinery that accounted for approximately 25% of the volumes at this terminal in 2003. Refined products received at this terminal are sold locally via the truck rack or transported to our Tucson terminal on Kinder Morgan Energy Partners L.P.’s East System pipeline, to our Albuquerque terminal on ChevronTexaco’s Albuquerque pipeline, and to northern Mexico on ChevronTexaco’s Juarez pipeline. Competition in this market includes a refinery and terminal owned by Western Refining, a joint venture pipeline and terminal owned by ConocoPhillips and Valero L.P. and a terminal connected to the Longhorn Pipeline that is currently inactive.

       Moriarty terminal. We receive light refined products at this terminal from Holly Corporation’s Artesia facility through our pipelines. Refined products received at this terminal are sold locally via the truck rack. Holly Corporation is our only customer at this terminal. There are no competing terminals in Moriarty.

       Bloomfield terminal. We receive light refined products at this terminal from Holly Corporation’s Artesia facility through our pipelines. Refined products received at this terminal are sold locally via the truck rack. Holly Corporation is our only customer at this terminal. Competition in this market includes a refinery and terminal owned by Giant Industries.

       Albuquerque terminal. We and ConocoPhillips each own a 50% interest in the Albuquerque terminal. We receive light refined products from Holly Corporation that are transported on ChevronTexaco’s Albuquerque pipeline from our El Paso terminal and account for over 90% of the volumes at this terminal. We also receive product from ConocoPhillips and Valero that are transported to the Albuquerque terminal on Valero, L.P.’s West Emerald Pipeline from its McKee, Texas refinery. Competition in the Albuquerque market includes terminals owned by ChevronTexaco, ConocoPhillips, Giant and Valero.

       Tucson terminal. We and Kaneb Pipeline Co. each own a 50% interest in the improvements and equipment at the Tucson terminal. We lease the remaining 50% of the improvements and equipment at the terminal from Kaneb. We hold leasehold interests in the underlying land.

We receive light refined products at this terminal from Kinder Morgan’s East System pipeline, which transports refined products from Holly Corporation’s Artesia facility that it receives at our El Paso terminal. Competition in this market includes terminals owned by Kinder Morgan and CalJet.

       Boise terminal. We and Sinclair each own a 50% interest in the Boise terminal. Sinclair is the operator of the terminal. The Boise terminal receives light refined product from Holly Corporation and Sinclair shipped through ChevronTexaco’s pipeline originating in Salt Lake City, Utah. The Woods Cross Refinery, as well as other refineries in Salt Lake City area, and Pioneer’s terminal in Salt Lake City are connected to the ChevronTexaco pipeline. All loading of products out of the Boise terminal is conducted at ChevronTexaco’s loading rack, which is connected to the Boise terminal by pipeline. Holly Corporation and Sinclair are the only customers at this terminal.

       Burley terminal. We and Sinclair each own a 50% interest in the Burley terminal. Sinclair is the operator of the terminal. The Burley terminal receives product from Holly Corporation and Sinclair shipped through ChevronTexaco’s pipeline originating in Salt Lake City, Utah. Holly Corporation and Sinclair are the only customers at this terminal.

       Spokane terminal. This terminal is connected to the Woods Cross Refinery via a ChevronTexaco common carrier pipeline. The Spokane terminal is also supplied by ChevronTexaco and Yellowstone pipelines and by rail and truck. Shell, ChevronTexaco and Holly Corporation are the major customers at this terminal. Other terminals in the Spokane area include terminals owned by ExxonMobil and ConocoPhillips.

       Mountain Home terminal. We receive jet fuel from third parties at this terminal that is transported on ChevronTexaco’s Salt Lake City to Boise, Idaho pipeline. We then transport the jet fuel from the Mountain Home terminal through our 13-mile, 4-inch pipeline to the United States Air Force Base outside of Mountain Home. Our pipeline associated with this terminal is the only pipeline that supplies jet fuel to the air base. We are paid a single fee from the Department of Fuel Supply Standard for injecting, storing, testing and transporting jet fuel at this terminal.

       Artesia facility truck rack. The truck rack at Holly Corporation’s Artesia facility loads light refined products produced at the facility onto tanker trucks for delivery to markets in the surrounding area. Holly Corporation is the only user of this truck rack.

       Woods Cross facility truck rack. The truck rack at Holly Corporation’s Woods Cross facility loads light refined products produced at the Woods Cross Refinery onto tanker trucks for delivery to markets in the surrounding area. Holly Corporation is the only user of this truck rack. Holly Corporation also makes transfers to a common carrier pipeline at this facility.

Pipeline and Terminal Control Operations

       All of our pipelines are operated via geosynchronous satellite, microwave, radio and frame relay communication systems from a central control room located in Artesia, New Mexico. We also monitor activity at our terminals from this control room.

       The control center operates with modern, state-of-the-art System Control and Data Acquisition, or SCADA, systems. Our control center is equipped with computer systems designed to continuously monitor operational data, including refined product and crude oil throughput, flow rates, and pressures. In addition, the control center monitors alarms and throughput balances. The control center operates remote pumps, motors, engines, and valves associated with the delivery of refined products and crude oil. The computer systems are designed to enhance leak-detection capabilities, sound automatic alarms if operational conditions outside of pre-established parameters occur, and provide for remote-controlled shutdown of pump stations on the pipelines. Pump stations and meter-measurement points on the pipelines are linked by satellite or telephone communication systems for remote monitoring and control, which reduces our requirement for full-time on-site personnel at most of these locations.

Safety and Maintenance

       We perform preventive and normal maintenance on all of our pipeline systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of our pipelines and other assets as required by code or regulation. We inject corrosion inhibitors into our mainlines to help control internal corrosion. External coatings and impressed current cathodic protection systems are used to protect against external corrosion. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems.

       We monitor the structural integrity of selected segments of our pipeline systems through a program of periodic internal inspections using both “dent pigs” and electronic “smart pigs,” as well as hydrostatic testing that conforms to Federal standards. We follow these inspections with a review of the data, and we make repairs as required to ensure the integrity of the pipeline. We have initiated a risk-based approach to prioritizing the pipeline segments for future smart pig runs or other approved integrity testing methods. This will ensure that the pipelines that have the greatest risk potential receive the highest priority in being scheduled for inspections or pressure tests for integrity.

       We started our smart pigging program in 1988, prior to Department of Transportation (DOT) regulations requiring the program. Beginning in 2002, the DOT required smart pigging or other integrity testing of all DOT-regulated crude oil and refined product pipelines. This requirement is being phased in over a five-year period. Since 1998, we have inspected approximately 98% of the total miles of our pipelines. We anticipate spending approximately $250,000 per year to comply with these new inspection regulations.

       Maintenance facilities containing equipment for pipe repairs, spare parts, and trained response personnel are located along the pipelines. Employees participate in simulated spill deployment exercises on a regular basis. They also participate in actual spill response boom deployment exercises in planned spill scenarios in accordance with Oil Pollution Act of 1990 requirements. We believe that all of our pipelines have been constructed and are maintained in all material respects in accordance with applicable federal, state, and local laws and the regulations and standards prescribed by the American Petroleum Institute, the DOT, and accepted industry practice.

       At our terminals, tanks designed for gasoline storage are equipped with internal or external floating roofs that minimize emissions and prevent potentially flammable vapor accumulation between fluid levels and the roof of the tank. Our terminal facilities have facility response plans, spill prevention and control plans, and other plans and programs to respond to emergencies.

       Many of our terminal loading racks are protected with water deluge systems activated by either heat sensors or an emergency switch. Several of our terminals are also protected by foam systems that are activated in case of fire. All of our terminals are subject to participation in a comprehensive environmental management program to assure compliance with applicable air, solid waste, and wastewater regulations.

Holly Corporation’s Refining Operations

       Although we do not own or operate any refining assets, our pipeline systems are located within Holly Corporation’s refining supply chain. Holly Corporation, through its subsidiaries, is principally a petroleum refiner and marketer. Holly Corporation’s petroleum refining and marketing operations include the manufacturing and marketing of a full range of petroleum products, including fuels, lubricants, asphalt, and petrochemicals. The petroleum refining and marketing operations are conducted principally in the West Texas/New Mexico/Arizona area, in Montana and in the Utah/Idaho area. Holly Corporation currently employs approximately 750 people.

       Holly Corporation owns and operates three refineries located in Artesia, New Mexico, Woods Cross, Utah, and Great Falls, Montana.

Refineries

       Our pipelines transport light refined products from two of Holly Corporation’s three refineries.

       The Navajo Refinery. The Navajo Refinery has been in continuous operation since Holly Corporation acquired it in 1969. The refinery has been upgraded to one of the most technologically advanced and efficient facilities in the New Mexico/West Texas area. Throughput volumes have increased from 16,000 bpd in 1969 to 75,000 bpd today. The Artesia facility recently underwent an $85 million expansion project that expanded throughput capacity to 75,000 bpd and allows the facility to meet or exceed the federally mandated clean air requirements for gasoline. In addition, Holly Corporation has received permits that will allow it to increase capacity at its Artesia facility to 80,000 bpd without further regulatory approvals.

       The Navajo Refinery has the ability to process a variety of sour (high sulfur) crude oils into high value light refined products, such as gasoline, diesel and jet fuel. For Holly Corporation’s last three fiscal years, sour crude oils have represented approximately 83% of the crude oils processed by the Navajo Refinery. The recently completed expansion project allows the Navajo Refinery to now process 100% sour crude oil. The Navajo Refinery’s processing capabilities enable Holly Corporation to vary its crude oil supply mix to take advantage of changes in raw material prices and to respond to fluctuations in the availability of crude oil supplies. For the year ended December 31, 2003, light products represented approximately 90% of all refined products produced at Holly Corporation’s Navajo Refinery. Of the total refined products produced, gasoline represented 57.9%, diesel fuel represented 23.2% and jet fuel represented 8.6% of the Navajo Refinery’s sales volumes by barrel. For the year ended December 31, 2003 and the three months ended March 31, 2004, approximately 99% of the light products produced in the Navajo Refinery were distributed through our pipelines or our terminals.

       Holly Corporation’s Artesia facility is located on a 300-acre site and has fully integrated crude, fluid catalytic cracking, vacuum distillation, alkylation, hydrodesulfurization, isomerization and reforming units, and approximately 1.5 million barrels of feedstock and product tank storage, as well as other supporting units and office buildings at the site. The operating units at the Artesia facility include newly constructed units, older units that have been relocated from other facilities and upgraded and re-erected in Artesia, and units that have been operating as part of the Artesia facility (with periodic major maintenance) for many years, in some cases since before 1970. The Artesia facilities are operated in conjunction with integrated refining facilities located in Lovington, New Mexico, approximately 65 miles east of Artesia. The principal equipment at Lovington consists of a crude unit and an associated vacuum unit. The Lovington facility processes crude oil into intermediate products, which are transported to Artesia by pipeline, and which are then upgraded into finished products at the Artesia facility.

       Holly Corporation distributes light refined products from the Navajo Refinery to its principal markets primarily through our two pipelines from Artesia to El Paso. In addition, Holly Corporation uses our Artesia to Moriarty pipeline and our leased Moriarty to Bloomfield pipeline to transport petroleum products to markets in northwest New Mexico and to Moriarty, New Mexico, near Albuquerque, and to Colorado.

       Holly Corporation also owns and operates crude oil gathering, transportation and storage assets in West Texas and New Mexico that supply feedstock to the Artesia and Lovington refineries. Holly Corporation purchases crude oil for its Navajo Refinery from producers in nearby Southeastern New Mexico and West Texas. The purchased crude oil is gathered through Holly Corporation’s crude oil gathering systems and tank trucks in New Mexico and Texas and through third party crude oil gathering systems.

       The Woods Cross Refinery. On June 1, 2003, Holly Corporation acquired from ConocoPhillips a petroleum refinery in Woods Cross, Utah (near Salt Lake City), and certain other transportation assets, 25 retail service stations located in Utah and Wyoming, and a 10-year exclusive license to market fuels under the Phillips brand in the states of Utah, Wyoming, Idaho and Montana. Holly Corporation subsequently sold the retail service stations. The Woods Cross Refinery has a current crude oil processing capacity of 25,000 bpd and, for the period from June 1, 2003 to March 31, 2004, processed approximately 22,119 bpd.

       The Woods Cross Refinery currently obtains its supply of crude oil primarily from suppliers in Wyoming and Canada via a common carrier pipeline, which runs from the Canadian border through Wyoming to the refinery. The Woods Cross Refinery’s principal markets include Utah and Idaho where it distributes its products through a network of Phillips 66 branded marketers. The refinery produces primarily gasoline, diesel and jet fuel. We currently terminal refined products for the Woods Cross Refinery in our Spokane, Burley and Boise, Idaho terminals as well as our truck rack and pumpover pipeline facility at Woods Cross.

       The Montana Refinery. The Montana Refinery, in Great Falls, Montana, can process 7,000 bpd of crude oil. The refinery is capable of handling a wide range of crude oils and primarily serves markets in Montana. For the year ended December 31, 2003, its average input to crude oil processing units was 6,736 bpd.

       The Montana Refinery currently obtains its supply of crude oil primarily from suppliers in Canada via a common carrier pipeline, which runs from the Canadian border to the refinery. The Montana Refinery’s principal markets include Great Falls, Helena, Bozeman and Billings, Montana. The refinery produces primarily gasoline (including reformulated and premium grades), diesel fuels, jet fuels, and asphalt. The Montana refinery competes principally with three other Montana refiners. We do not currently transport or terminal any of the refined products produced at the Montana Refinery.

       The following table sets forth the input to crude oil processing units (in bpd) for each of Holly Corporation’s refineries during each of Holly Corporation’s last three fiscal years and the three months ended March 31, 2004.

				Three Months
	Year Ended			Ended
	July 31,		Year Ended	March 31,
			December 31,
	2001	2002	2003(2)	2004

Input to crude oil processing units (bpd)
Navajo Refinery	57,468	53,640	56,076	67,460
Montana Refinery	6,166	6,563	6,736	5,890
Woods Cross Refinery(1)	N/A	N/A	22,650	21,220

(1)	Based on our ownership from June 1, 2003 to December 31, 2003.

(2)	In 2003, Holly Corporation changed its fiscal year end to December 31, 2003.

Marketing

       Our pipelines and terminals serve our shippers’ marketing operations in the Southwest and Rocky Mountain regions of the United States as well as northern Mexico. We believe that our pipeline and terminalling assets are well-positioned for future growth because many of these assets are located in regions with above average population growth and are associated with Holly Corporation, a significant participant in those regions. We expect that the historical population growth in the Southwest and Rocky Mountain regions of the United States will continue to result in increased demand for refined products and increased throughput for our refined product pipelines and terminals as Holly Corporation’s sales volumes of refined products in those markets continue to grow.

       Refinery Production. The Navajo Refinery converts over 90% of its raw materials throughput into high value light products. Set forth below is certain information regarding the principal products produced by the Navajo Refinery during Holly Corporation’s last three fiscal years and the three months ended March 31, 2004.

	Year Ended July 31,						Three Months
					Year Ended		Ended
					December 31,		March 31,
	2001		2002		2003		2004

	bpd	%	bpd	%	bpd	%	bpd	%

Sales of produced refined products(1)
Gasolines	36,000	57.5%	34,820	58.2%	36,210	57.9%	46,943	60.1%
Diesel fuels	13,810	22.0	12,920	21.6	14,510	23.2	19,639	25.1
Jet fuels	7,060	11.3	6,570	11.0	5,360	8.5	5,207	6.7
Asphalt	3,480	5.6	3,450	5.7	4,380	7.0	4,069	5.2
LPG and other	2,270	3.6	2,070	3.5	2,110	3.4	2,242	2.9

Total	62,620	100%	59,830	100%	62,570	100%	78,100	100.0%

(1)	Excludes refined products purchased for resale.

       Light products are shipped by product pipelines or are made available at various points by exchanges with others. Light products are also made available to customers through truck loading facilities at the refinery and at our terminals.

       Customers. Holly Corporation’s principal customers for gasoline include other refiners (such as BP West Coast Products LLC and ConocoPhillips), convenience store chains, independent marketers, an affiliate of PEMEX (the government-owned energy company of Mexico) and retailers. Holly Corporation’s gasoline is marketed in the southwestern United States, including the metropolitan areas of El Paso, Phoenix, Albuquerque, Bloomfield, and Tucson, and in portions of northern Mexico. The composition of gasoline differs, because of local regulatory requirements, depending on the area in which gasoline is to be sold; under current standards, methyl tertiary-butyl ether, or MTBE, is a constituent of gasolines exported by Holly Corporation from El Paso to northern Mexico and some grades of gasoline marketed in Phoenix during certain times of the year. Diesel fuel is sold to other refiners, truck stop chains, wholesalers, and railroads. Jet fuel is sold primarily for military use. Military jet fuel is sold to the Defense Energy Support Center, or DESC, a part of the U.S. Department of Defense, under a series of one-year contracts that can vary significantly from year to year. Holly Corporation sold approximately 5,800 bpd of jet fuel to the DESC in its 2003 fiscal year.

Competition

Product Pipelines

       As a result of our physical integration with Holly Corporation’s Navajo Refinery and our contractual relationship with Holly Corporation under the omnibus agreement and the pipelines and terminals agreement, we believe that we will not face significant competition for barrels of refined products transported from the Navajo Refinery, particularly during the term of our pipelines and terminals agreement with Holly Corporation. Please read “— Our Relationship with Holly Corporation — Pipelines and Terminals Agreement” and “Certain Relationships and Related Transactions — Omnibus Agreement.”

       We and Holly Corporation do, however, face competition from other pipelines that may be able to supply Holly Corporation’s end-user markets with refined products on a more competitive basis. Please read “— The El Paso Market” for a discussion of the Longhorn Pipeline in particular. If Holly Corporation’s wholesale customers reduced their purchases of refined products from Holly Corporation due to the increased availability of cheaper product from other suppliers or for other reasons, the volumes transported through our pipelines would be reduced, which, subject to the minimum revenue commitment, would cause a decrease in cash and revenues generated from our operations.

       The petroleum refining business is highly competitive. Among Holly Corporation’s competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies and distribution and marketing systems. Holly Corporation competes with independent refiners as well. Competition in particular geographic areas is affected primarily by the amounts of refined products produced by refineries located in such areas and by the availability of refined products and the cost of transportation to such areas from refineries located outside those areas.

The El Paso Market

       Most of the light refined products produced at the Navajo Refinery currently are shipped to El Paso on our pipelines. Of the products shipped to El Paso, most are subsequently shipped (either by Holly Corporation or by its customers) via common carrier pipeline to Tucson and Phoenix, Arizona, Albuquerque, New Mexico and markets in northern Mexico; the remaining products shipped to El Paso are sold to wholesale customers primarily for ultimate retail sale in the El Paso area.

       The El Paso market for refined products is currently supplied by a number of refiners located either in El Paso or that have pipeline access to El Paso. These include the ConocoPhillips and Valero Energy Corporation refineries in the Texas Panhandle and the Western Refining Company refinery in El Paso. Holly Corporation currently ships approximately 54,000 bpd of refined products into the El Paso market, 8,000 bpd of which are consumed in the local El Paso market. Since 1995, the volume of refined products transported by various suppliers via pipeline to El Paso has increased substantially, in part as a result of the expansion of our Orla to El Paso pipeline in 1996 from an 8-inch pipeline to a 12-inch pipeline and primarily as a result of the completion in November 1995 of the Valero L.P. 10-inch pipeline running 408 miles from the Valero Energy Corporation refinery near McKee, Texas to El Paso. The capacity of this pipeline (in which ConocoPhillips now has a one-third interest) is currently 60,000 bpd after an expansion completed in 1999. In August 2000, Valero L.P. announced that it is studying a potential expansion of this pipeline to 80,000 bpd. We believe that demand in the El Paso market and the Arizona markets served through El Paso will continue to grow.

       Until 1998, the El Paso market and markets served from El Paso were generally not supplied by refined products produced by the large refineries on the Texas Gulf Coast. While wholesale prices of refined products on the Gulf Coast have historically been lower than prices in

El Paso, distances from the Gulf Coast to El Paso (more than 700 miles if the most direct route were used) have made transportation by truck unfeasible and have discouraged the substantial investment required for development of refined products pipelines from the Gulf Coast to El Paso.

       In 1998, a Texaco, Inc. subsidiary converted an existing 16-inch crude oil pipeline running from the Gulf Coast to Midland, Texas along a northern route (through Corsicana, Texas) to refined products service. This pipeline, now owned by Shell Pipeline Company, LP, is linked to a 6-inch pipeline, also owned by Shell, that is currently being used to transport to El Paso approximately 16,000 to 18,000 bpd of refined products that are produced on the Texas Gulf Coast (this volume replaces a similar volume that had been produced in the Shell Oil Company refinery in Odessa, Texas, which was shut down in 1998). The Shell pipeline from the Gulf Coast to Midland has the potential to be linked to existing or new pipelines running from the Midland, Texas area to El Paso with the result that substantial additional volumes of refined products could be transported from the Gulf Coast to El Paso.

       The Longhorn Pipeline. An additional potential source of pipeline transportation from Gulf Coast refineries to El Paso is the Longhorn Pipeline. This pipeline extends approximately 700 miles from the Houston area of the Gulf Coast to El Paso, utilizing a direct route. The owner of the Longhorn Pipeline, Longhorn Partners Pipeline, L.P. , is a Delaware limited partnership that includes affiliates of ExxonMobil Pipeline Company, BP Pipeline (North America), Inc., Williams, the Beacon Group Energy Investment Fund, L.P. and Chisholm Holdings as limited partners. Longhorn Partners has proposed to use the pipeline initially to transport approximately 72,000 bpd of refined products from the Gulf Coast to El Paso and markets served from El Paso, with an ultimate maximum capacity of 225,000 bpd. In April 2004, Longhorn officers stated they had received the additional financing needed to finalize the project and expected startup to occur in the summer of 2004. In December 2003, the United States Court of Appeals for the Fifth Circuit affirmed a decision by the federal district court in Austin, Texas that allows the Longhorn Pipeline to begin operations when agreed improvements have been completed. The plaintiffs in this proceeding have filed a petition to the U.S. Supreme Court seeking review of the Court of Appeals decision.

       If the Longhorn Pipeline operates as proposed, it could result in significant downward pressure on wholesale refined product prices and refined product margins in El Paso and related markets. Any effects on Holly Corporation’s markets in Tucson and Phoenix, Arizona and Albuquerque, New Mexico would be expected to be limited in the short term because current common carrier pipelines from El Paso to these markets are now running at capacity and proration policies of these pipelines allocate only limited capacity to new shippers. To date, ChevronTexaco, the owner of the common carrier pipeline between El Paso and Albuquerque, has not announced any plans to expand the capacity of this pipeline, although Kinder Morgan has announced plans to expand their common carrier pipeline between El Paso and Tucson by 53,000 bpd and from Tucson to Phoenix by 44,000 bpd. The last public announcement regarding this expansion expected such added capacity to be in place during 2005. Holly Energy Partners’ and Holly Corporation’s results of operations could be adversely impacted if the Longhorn Pipeline operates as currently proposed. It is not possible to predict whether and, if so, under what conditions, the Longhorn Pipeline will ultimately be operated, nor is it possible to predict the consequences for Holly Corporation and Holly Energy Partners of Longhorn Pipeline’s operations if they occur.

Arizona and Albuquerque Markets

       Holly Corporation currently ships approximately 33,000 bpd into and accounts for approximately 14% of the refined products consumed in the Arizona market, which is comprised primarily of Phoenix and Tucson. Holly Corporation currently ships approximately 11,000 bpd into and accounts for approximately 15% of the refined products consumed in the Albuquerque market. The common carrier pipelines used by Holly Corporation to serve the Arizona and Albuquerque markets are currently operated at or near capacity and are subject to proration. As a result, the volumes of refined products that Holly Corporation and other shippers have been able to deliver to these markets have been limited. The flow of additional products into El Paso for shipment to Arizona, either as a result of operation of the Longhorn Pipeline or otherwise, could further exacerbate such constraints on deliveries to Arizona. No assurances can be given that Holly Corporation will not experience future constraints on its ability to deliver its products through the common carrier pipeline to Arizona. Any future constraints on Holly Corporation’s ability to transport its refined products to Arizona could, if sustained, adversely affect Holly Corporation’s results of operations and financial condition and its ability to meet its minimum revenue commitment under the pipelines and terminals agreement. Kinder Morgan Energy Partners, the owner of the common carrier pipelines running from El Paso to Tucson and Phoenix, has recently proposed to expand the capacity of these pipelines by approximately 55,000 bpd from El Paso to Tucson and 44,000 bpd from Tucson to Phoenix. Under the announced schedule, the expansion would be completed in 2005. For Holly Corporation, the proposed expansion would permit the shipment of additional refined products to markets in Arizona, but pipeline tariffs would likely be higher and the expansion would also permit additional shipments by competing suppliers. The ultimate effects of the proposed pipeline expansion on Holly Corporation and Holly Energy Partners cannot presently be estimated.

       The common carrier pipeline used by Holly Corporation to serve the Albuquerque market from El Paso currently operates at or near capacity with resulting limitations on the amount of refined products that Holly Corporation and other shippers can deliver. We lease a pipeline between Artesia and the Albuquerque vicinity and Bloomfield, New Mexico from Enterprise Products Partners. We own and operate a 12-inch pipeline from the Navajo Refinery to the leased pipeline, as well as terminalling facilities in Bloomfield, New Mexico, which is located in the northwest corner of New Mexico, and in Moriarty, which is 40 miles east of Albuquerque. Transportation of petroleum products to markets in northwest New Mexico and diesel fuels to Moriarty began at the end of 1999. In December 2001, we completed our expansion of the Moriarty terminal and our pumping capacity on the pipeline we lease from Enterprise. The terminal expansion included the addition of gasoline and jet fuel to the existing diesel fuel delivery capabilities, thus permitting Holly Corporation to provide a full slate of light products to the growing markets in the Albuquerque and Santa Fe, New Mexico areas. The enhanced pumping capabilities on our leased pipeline extending from the Artesia facility through Moriarty to Bloomfield permit Holly Corporation to deliver a total of over 45,000 bpd of light products to these locations. If needed, additional pump stations could further increase the pipeline’s capabilities.

       An additional factor that could affect some of Holly Corporation’s markets is excess pipeline capacity from the West Coast into Holly Corporation’s Arizona markets after the elimination of bottlenecks in 2000 on the pipeline from the West Coast to Phoenix. If refined products become available on the West Coast in excess of demand in that market, additional products could be shipped into Holly Corporation’s Arizona markets with resulting possible downward pressure on refined products prices in these markets. The availability of refined products on the West Coast for shipment to Phoenix may however be reduced by the effects on West Coast gasoline supplies of the scheduled ban in California on the use of MTBE as a constituent of gasoline after 2003.

Utah and Idaho Markets

       The majority of the light refined products produced at the Woods Cross Refinery currently is delivered to customers in the Salt Lake area via our truck rack. Remaining volumes are shipped via pipelines owned by ChevronTexaco to numerous terminals, including our terminals at Boise and Burley, Idaho and Spokane, Washington. The Woods Cross Refinery is one of five refineries located in Utah. We estimate that the four refineries that compete with the Woods Cross Refinery have a combined capacity to process approximately 135,000 bpd of crude oil. These five refineries collectively supply an estimated 70% of the gasoline and distillate products consumed in the states of Utah and Idaho, with the remainder imported from refineries in Wyoming and Montana via the Pioneer Pipeline owned jointly by Sinclair and ConocoPhillips.

Other Developments and Factors Affecting Competition

       In addition to the projects described above, other projects have been explored from time to time by refiners and other entities, which projects, if consummated, could result in a further increase in the supply of products to some or all of Holly Corporation’s markets.

       In addition, we face competition from trucks that deliver product in a number of areas we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas we serve. The availability of truck transportation places some competitive constraint on us.

       In recent years, there have been several refining and marketing consolidations or acquisitions between entities competing in Holly Corporation’s geographic market. In the future, these transactions could increase competitive pressures on Holly Corporation and reduce its ability to meet its obligations to us for volumes under our pipelines and terminals agreement.

Terminal Facilities

       Historically, the vast majority of the throughput at our terminal facilities, other than third party receipts at the Spokane terminal and Alon volumes at El Paso, has come from Holly Corporation. Under the terms of our pipelines and terminals agreement, we will continue to receive a significant portion of the throughput at these facilities from Holly Corporation.

       Our nine refined product terminals compete with other independent terminal operators as well as integrated oil companies on the basis of terminal location, price, versatility and services provided. Our competition primarily comes from integrated petroleum companies, refining and marketing companies, independent terminal companies and distribution companies with marketing and trading arms. As a result of the integration of our pipelines and the El Paso, Moriarty, Bloomfield, Albuquerque and Tucson terminals with Holly Corporation’s Navajo Refinery, we face little competition except in the El Paso market. As a result of the integration of our Boise and Burley terminals with Holly Corporation’s Woods Cross refinery, we face little competition. As discussed above, however, increased competition in the El Paso market could reduce Holly Corporation’s ability to meet its obligations under the pipelines and terminals agreement, which would cause a decrease in cash and revenues generated from our operations.

Option to Purchase Intermediate Product Pipelines

       Pursuant to the omnibus agreement, Holly Corporation will grant us an exclusive three-year option to purchase its intermediate product pipelines at fair market value at the time of purchase. The pipelines transport feedstocks and crude oil from Holly Corporation’s Lovington crude oil processing unit to its downstream processing unit in the Artesia facility. The Lovington to Artesia 8-inch pipeline and the Lovington to Artesia 10-inch pipeline both originate at Holly Corporation’s Lovington facility and terminate at its Artesia facility. Each pipeline is 65 miles long. Holly Corporation did not contribute these pipelines to our partnership because, unlike our other pipelines which transport refined products from Holly Corporation’s refineries to its customers, the Lovington to Artesia pipelines transport feedstocks and crude oil only between two Holly Corporation refining facilities.

       In the event we exercise our option, we would anticipate entering into a throughput agreement containing a minimum revenue commitment with Holly Corporation with respect to those pipelines generally consistent with the terms contained in the pipelines and terminals agreement. The option is contained in the omnibus agreement we will enter into with Holly Corporation. In accordance with this agreement, if we decide to exercise our option, we must provide written notice to Holly Corporation setting forth the fair market value we propose to pay for the intermediate product pipelines. If Holly Corporation does not agree with our proposed fair market value, we and Holly Corporation will appoint a mutually agreed-upon investment banking firm to determine the fair market value. Once the investment bank submits its valuation, we will have the right, but not the obligation, to purchase the asset at the price determined by the investment bank.

Rate Regulation

General Interstate Regulation

       Some of our pipelines are subject to rate regulation by the FERC under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for oil pipelines, a category that includes crude oil and petroleum product pipelines (crude oil and petroleum product pipelines are referred to collectively as “petroleum pipelines” in this prospectus), be just and reasonable and non-discriminatory. The Interstate Commerce Act permits challenges to proposed new or changed rates by protest, and challenges to rates that are already on file and in effect by complaint. Upon the appropriate showing, a successful complainant may obtain damages or reparations for generally up to two years prior to the filing of a complaint.

       The FERC is authorized to suspend the effectiveness of a new or changed tariff rate for a period of up to seven months and to investigate the rate. The FERC may also permit a new or changed tariff rate to go into effect on at least one day’s notice, subject to refund and investigation. If upon the completion of an investigation the FERC finds that the rate is unlawful, then it may require the pipeline operator to refund to shippers, with interest, any difference between the rates the FERC determines to be lawful and the rates under investigation. The FERC will order the pipeline to change its rates prospectively to the lawful level. Interstate petroleum pipeline rates may be defended on the basis of the pipeline’s cost of service, although, as discussed below, rates may also be justified based upon the FERC’s indexing methodology, or deemed “grandfathered,” under the Energy Policy Act. Settlement rates, which are rates that have been agreed to by all shippers, are permitted, and market-based rates may be permitted in certain circumstances.

       From 1906 until October 1, 1977, the Interstate Commerce Commission, rather than the FERC, was charged with exercising regulatory authority over petroleum pipeline rates. During the latter years of this period, the Interstate Commerce Commission determined pipeline rates on a “valuation” methodology under which pipeline rate base was calculated on “fair value” rather than on depreciated original cost. The valuation rate base approach was applied by the Interstate Commerce Commission until 1977, when its oversight authority for petroleum pipeline rates was transferred to the FERC. The FERC was then required by a federal court to reevaluate its petroleum pipeline ratemaking methods.

       In 1985, the FERC issued an opinion in a case involving Williams Pipe Line Co. (Opinion No. 154-B) which adopted the trended original cost methodology for determining the justness and reasonableness of petroleum pipeline tariff rates. The trended original cost methodology provides that in calculating a petroleum pipeline’s rate base, after a starting rate base has been determined, the pipeline’s rate base is to be:

•	increased by property additions at cost plus an amount equal to the equity portion of the rate base multiplied or “trended” by an inflation factor; and

•	decreased by property retirements and depreciation and amortization of the rate base write-ups reflecting inflation and amortization of the starting rate base write-up.

       The starting rate base must be determined for pipelines that previously were regulated under the Interstate Commerce Commission valuation methodology in order to provide a transition from the valuation methodology to the trended original cost methodology. For these pipelines, a portion of the starting rate base will continue to reflect reproduction costs in excess of the depreciated original cost of the pipeline’s assets. The Williams opinion provides that the starting rate base is to be the sum of the following components:

•	the depreciated original cost of the carrier’s property, multiplied by the ratio of debt to total capitalization;

•	the net depreciated reproduction cost based on the FERC reproduction cost rate base (as of 1983) derived under the Interstate Commerce Commission valuation methodology, multiplied by the ratio of equity to total capitalization; and

•	the original cost of land, the net book value of rights-of-way and allowed working capital.

       The difference between the starting rate base and the depreciated original cost rate base is referred to as the starting rate base write-up. This write-up is amortized over the useful life of the facilities. The Williams opinion expressly provides that the use of a starting rate base in excess of the original cost of the assets is subject to challenge by showing that the investors in the carrier had not relied on the Interstate Commerce Commission valuation rate base methodology. Some of our rates involve rate base components built or acquired prior to 1983, and, if these rates were challenged, defending these rates on a cost-of-service basis might require technical rate base calculations.

Index-Based Rates and Other Subsequent Developments

       In October 1992, Congress passed the Energy Policy Act of 1992. The Energy Policy Act deemed interstate petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act, or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest, or investigation during the 365-day period, to be just and reasonable under the Interstate Commerce Act. These rates are commonly referred to as “grandfathered rates.” There is a tariff on file for transportation from Artesia, New Mexico to El Paso, Texas, which is grandfathered and therefore is deemed just and reasonable under the Energy Policy Act. The Energy Policy Act provides that the FERC may change grandfathered rates upon complaints only under the following limited circumstances:

•	a substantial change has occurred since enactment in either the economic circumstances or the nature of the services that were a basis for the rate;

•	the complainant was contractually barred from challenging the rate prior to enactment of the Energy Policy Act and filed the complaint within 30 days of the expiration of the contractual bar; or

•	a provision of the tariff is unduly discriminatory or preferential.

       The Energy Policy Act further required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for interstate petroleum pipelines and to streamline procedures in petroleum pipeline proceedings. On October 22, 1993, the FERC responded to the Energy Policy Act directive by issuing Order No. 561, which adopts a new indexing rate methodology for interstate petroleum pipelines. Under the resulting regulations, effective January 1, 1995 through June 30, 2002, petroleum pipelines were able to change their rates within prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods (“PPI”), minus one percent. Pipelines still calculate their ceiling rates based on the indexing rate methodology, but such rate has been increased, as discussed below. Rate increases made under the index will be subject to protest, but the scope of the protest proceeding will be limited to an inquiry into whether the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs. The indexing methodology is applicable to any existing rate, whether grandfathered or whether established after enactment of the Energy Policy Act.

       In Order No. 561, the FERC said that as a general rule pipelines must utilize the indexing methodology to change their rates. Indexing includes the requirement that, in any year in which the index is negative, pipelines must file to lower their rates if they would otherwise be above the reduced ceiling. However, the pipeline is not required to reduce grandfathered rates below the level deemed just and reasonable under the Energy Policy Act. The FERC further indicated in Order No. 561, however, that it is retaining cost-of-service ratemaking, market-based rates, and settlement rates as alternatives to the indexing approach. A pipeline can follow a cost-of-service approach when seeking to increase its rates above index levels (or when seeking to avoid lowering rates to index levels) provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can charge market-based rates if it establishes that it lacks significant market power in the affected markets. In addition, a pipeline can establish rates by settlement if agreed upon by all current shippers. As specified in Order No. 561 and subsequent decisions, a pipeline can seek to establish initial rates for new services through a cost-of-service showing, or through an agreement between the pipeline and at least one shipper not affiliated with the pipeline who intends to use the new service.

       The Court of Appeals for the District of Columbia Circuit affirmed Order No. 561, concluding that the general indexing methodology, along with the limited exceptions to indexed rates, reasonably balances the FERC’s dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures. The FERC indicated in Order No. 561 that it would assess in 2000 how the rate-indexing method was operating. The FERC issued a Notice of Inquiry on July 27, 2000 seeking comments on whether to retain or to change the existing index. On December 14, 2000, the FERC issued an order concluding the initial review of the petroleum pipeline pricing index. In this order, the FERC found that the existing index has closely approximated the actual cost changes in the petroleum pipeline industry and that use of the rate index continues to satisfy the mandates of the Energy Policy Act. In 2002, the United States Court of Appeals for the District of Columbia remanded the FERC’s order, holding that the FERC had failed to provide a reasoned and lawful justification for continuation of the index. On February 24, 2003, the FERC issued an order on remand increasing the index to equal the PPI. The next review of the FERC index is scheduled for July 2005.

       Another development affecting petroleum pipeline ratemaking arose in Opinion No. 397, involving a partnership operating a crude oil pipeline. In Opinion No. 397, the FERC concluded that there should not be a corporate income tax allowance built into a petroleum pipeline’s rates for income attributable to non-corporate partners because those partners, unlike corporate partners, do not pay a corporate income tax on partnership distributions. Opinion No. 397 was affirmed by the FERC on rehearing in May 1996. The parties subsequently settled the case, so no judicial review of the tax ruling took place.

       A current proceeding, however, is pending at the FERC that could result in changes to the FERC’s income tax method announced in Opinion No. 397 as well as to other elements of the FERC’s rate methodology for petroleum pipelines. This proceeding involves another publicly traded limited partnership engaged in petroleum products pipeline transportation. More specifically, on January 13, 1999, the FERC issued Opinion No. 435 in this proceeding, which, among other things, affirmed Opinion No. 397’s determination that there should not be a corporate income tax allowance built into a petroleum pipeline’s rates for income attributable to non-corporate partners. The FERC subsequently issued a series of orders further refining FERC’s petroleum pipeline rate methods. These orders were appealed by both the pipeline and shippers to the United States Court of Appeals for the District of Columbia Circuit, and the appeal remains pending.

Negotiated Rates

       Under Order No. 561, a pipeline is permitted to establish initial rates through an agreement between the pipeline and at least one shipper not affiliated with the pipeline who intends to use the new service. Such rates, however, are not entitled to a presumption of lawfulness, and are subject to challenge by a shipper through protest or complaint under the Interstate Commerce Act.

Market-Based Rates

       In a proceeding involving Buckeye Pipeline Company, L.P., the FERC found that a petroleum pipeline able to demonstrate a lack of market power may be allowed a lighter standard of regulation than that imposed by the trended original cost methodology. In such a case, the pipeline company has the opportunity to establish that it faces sufficient competition to justify relief from the strict application of the cost-based principles. In Buckeye, the FERC determined, based on the existing level of market concentration in the pipeline’s market areas, that Buckeye exercised significant market power in only five of its 21 market areas and therefore was entitled to charge market-based rates in the other 16 market areas. The opportunity to charge market-based rates means that the pipeline may charge what the market will bear. Order No. 572, a companion order to Order No. 561, was issued by the FERC on October 25, 1994 and established procedural rules governing petroleum pipelines’ applications for a finding that the pipeline lacks significant market power in the relevant market.

Settlement Rates

       In Order No. 561, the FERC specifically held that it would also permit changes in rates that are the product of unanimous agreement between the pipeline and all the shippers using the service to which the rate applies. The rationale behind allowing this type of rate change is to further the FERC’s policy of favoring settlements among parties and to lessen the regulatory burdens on all concerned. The FERC, however, will also entertain a challenge to settlement rates, in response to a protest or a complaint that alleges the same circumstances required to challenge an indexed rate. An example of this type of challenge is that there is a discrepancy between the rate and the pipeline’s cost of service that is so substantial as to render the settlement (or indexed) rate unjust and unreasonable.

Intrastate Regulation

       While the FERC regulates the rates for interstate shipments on our refined product pipelines, the New Mexico Public Regulation Commission regulates the rates for intrastate shipments in New Mexico, the Texas Railroad Commission regulates the rates for intrastate shipments in Texas, and the Idaho Public Utilities Commission regulates the rates for intrastate shipments in Idaho. The applicable Texas statutes require that pipeline rates provide no more than a fair return on the aggregate value of the pipeline property used to render services. The applicable Idaho statutes require that pipeline rates be just and reasonable. The applicable New Mexico state statutes require that pipeline rates be reasonable. Both the applicable Texas and Idaho statutes further require that pipeline rates be non-discriminating. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally. Although we cannot assure you that our intrastate rates would ultimately be upheld if challenged, we believe that, given this history, the tariffs now in effect are not likely to be challenged or, if challenged, are not likely to be ordered to be reduced.

Our Pipelines

       The FERC generally has not investigated interstate rates on its own initiative when those rates, like ours, have not been the subject of a protest or a complaint by a shipper. However, the FERC could investigate any new interstate rates we might file if those rates were protested by a third party and the third party were able to show that it had a substantial economic interest in our tariff rate level. The FERC could also investigate any of our existing interstate rates if a complaint were filed against the rate.

       As discussed above, intrastate pipelines generally are subject to “light-handed” regulation by state commissions, and we do not believe the intrastate tariffs now in effect are likely to be challenged. A state regulatory commission could, however, investigate our rates if such a challenge were filed.

       If the rate from Artesia, New Mexico to El Paso, Texas were challenged, we would defend it as grandfathered under the Energy Policy Act. Under that Act, a person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC and to which we believe there are valid defenses. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. If a negotiated rate or a settlement rate of one of our interstate pipelines were challenged by a protest or complaint, we would have to justify that rate on a cost-of-service basis.

       If the FERC were to inquire into our costs, pursuant to an investigation of our rates, it could investigate the following:

•	the overall cost of service, including operating costs and overhead;

•	the allocation of overhead and other administrative and general expenses to the rate;

•	the appropriate capital structure to be utilized in calculating rates;

•	the appropriate rate of return on equity;

•	the rate base, including the proper starting rate base;

•	the throughput underlying the rate; and

•	the proper allowance for federal and state income taxes.

       We do not believe that it is likely that there will be a challenge to our rates by a current shipper that would materially affect our revenues or cash flows. Holly Corporation and its subsidiaries are the only current shippers on many of our pipelines. Holly Corporation has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates for the term of the pipelines and terminals agreement.

       As noted above, a tariff for service from Artesia, New Mexico to El Paso, Texas is on file with the FERC and is grandfathered under the Energy Policy Act. Although the 6-inch pipeline from Artesia, New Mexico to El Paso, Texas has previously been regarded as a proprietary pipeline, we intend to use it to provide service under our FERC tariff. Since Holly Corporation is the only shipper on the Artesia, New Mexico to El Paso, Texas tariff and has agreed to the rate in that tariff, we do not expect there to be any challenges to that rate. There is currently no tariff on file for the Artesia, New Mexico to Moriarty, New Mexico and Moriarty, New Mexico to Bloomfield, New Mexico pipelines. We intend to file tariffs for those pipelines with the New Mexico Public Regulatory Commission. Since Holly Corporation is the only shipper on those lines, we do not expect there to be any challenges to those rates which have been agreed to by

Holly Corporation. The Rio Grande Pipeline has a tariff on file at the FERC based on a negotiated rate.

       We may be required to accept new shippers who wish to transport on our pipelines. It is possible that a new shipper, current shipper, or other interested party, may decide to challenge our tariff rates. If any rate challenge or challenges were successful, cash available for distribution could be materially reduced.

Environmental Regulation

General

       Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of refined products are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment. As with the industry generally, compliance with existing and anticipated laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe that they do not affect our competitive position in that the operations of our competitors are similarly affected. We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. Violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions, and construction bans or delays. A discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and claims made by neighboring landowners and other third parties for personal injury and property damage.

       We inspect our pipelines regularly using equipment rented from third party suppliers. Third parties also assist us in interpreting the results of the inspections.

       Holly Corporation has agreed to indemnify us in an aggregate amount not to exceed $15 million for ten years after the closing of this offering for environmental noncompliance and remediation liabilities associated with the assets transferred to us and occurring or existing before the closing date.

Air Emissions

       Our operations are subject to the Clean Air Act and comparable state and local statutes. Amendments to the Clean Air Act enacted in late 1990 as well as recent or soon to be adopted changes to state implementation plans for controlling air emissions in regional, non-attainment areas require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the Environmental Protection Agency and state environmental agencies. As a result of these amendments, our facilities that emit volatile organic compounds or nitrogen oxides are subject to increasingly stringent regulations, including requirements that some sources install maximum or reasonably available control technology. In addition, the 1990 Clean Air Act Amendments established a new operating permit for major sources. Although we can give no assurances, we believe that the expenditures needed for us to comply with the 1990 Clean Air Act Amendments will not have a material adverse effect on our financial condition or results of operations.

       These requirements also affect the Holly Corporation refineries from which we will receive a majority of our revenues. Holly Corporation will be required to incur certain capital expenditures in the next several years, over and above the recent construction of a new gas oil hydrodesulfurizer at Navajo Refinery for air pollution control equipment in connection with maintaining or obtaining permits and approvals addressing air emission related issues.

       Since the late 1990s, the EPA has undertaken significant enforcement initiatives under authority of the Clean Air Act’s New Source Review and Prevention of Significant Deterioration, or NSR/ PSD, program in an effort to further reduce annual emissions of volatile organic compounds, nitrogen oxides, sulfur dioxide, and particulate matter. These enforcement initiatives have been targeted at industries that have large manufacturing facilities and that are significant sources of emissions, such as refining, paper and pulp, and electric power generating industries. The basic premise of the enforcement initiative is the EPA’s assertion that many of these industrial establishments have modified or expanded their operations over time without complying with NSR/ PSD regulations adopted by the EPA that require permits and new emission controls in connection with any significant facility modifications or expansions that can result in emissions increases above certain thresholds.

       As part of this ongoing NSR/ PSD enforcement initiative, the EPA has entered into consent agreements with several refiners, including Holly Corporation, that require the refiners to make significant capital expenditures to install emissions control equipment at selected facilities. On December 2001, following discussions initiated by Holly Corporation, Holly Corporation entered into a consent decree with the EPA, the New Mexico Environmental Department and the Montana Department of Environmental Quality with respect to a global settlement of issues concerning the application of air quality requirements to past and future operations of Holly Corporation’s refineries in New Mexico and Montana. The consent decree was entered by the federal court in New Mexico in March 2002 and requires investments by Holly Corporation expected to total approximately $15 million over a period expected to end in 2009, of which approximately $8 million has been expended, as well as changes in operational practices at these refineries.

       Under the Clean Air Act, the EPA and state agencies acting with authority delegated by the EPA have announced new rules or the intent to strengthen existing rules affecting the composition of motor vehicle fuels and automobile emissions. The EPA’s Gasoline Sulfur Control Requirements require that the sulfur content of motor vehicle gasoline be reduced to 80 parts per million and the corporate average sulfur content be reduced to 30 parts per million by 2006. Likewise, the EPA’s Diesel Fuel Sulfur Control Requirements require that the sulfur content of on-road diesel fuel be reduced to 15 parts per million by 2006. The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the low-sulfur diesel. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the banking and trading credit systems, production mix, timing uncertainties created by permitting requirements and construction schedules, and any effect on prices created by changes in the level of gasoline and diesel fuel production. The regulations provide special provisions for refineries serving those Rocky Mountain states exhibiting lesser air quality problems and for small business refiners, such as Holly Corporation, which extend the effective date of these lower sulfur requirements.

       Effective January 1, 1995, certain cities in the country were required to use only reformulated gasoline, or RFG, a cleaner burning fuel. Phoenix is the only principal market of Holly Corporation that currently requires the equivalent of RFG (or an alternative clean burning gasoline formula), although this requirement could be implemented in other markets over time. Phoenix adopted the even more rigorous California Air Resources Board, or CARB, fuel specifications for winter months beginning in late 2000. This new requirement, the recently adopted EPA Nationwide Low-Sulfur Gasoline requirements that will become effective in 2004, EPA Nationwide Low-Sulfur Diesel requirements that will become effective in 2006, other requirements of the federal Clean Air Act, and other presently existing or future environmental regulations could cause Holly Corporation to expend substantial amounts to permit Holly Corporation’s refineries to produce products that meet applicable requirements. Holly

Corporation has informed us that it believes that existing equipment at its Woods Cross and Montana refineries and the completion of a new gas oil hydrotreater unit at the Navajo Refinery, completed in December 2003, permits all of Holly Corporation’s refineries to meet the current gasoline standards and those that will be in effect through 2009. Holly Corporation is in the process of beginning engineering activities for projects to meet the new EPA Nationwide Low-Sulfur Diesel requirements. These new requirements along with other requirements of the federal Clean Air Act or other presently existing or future environmental regulations could cause Holly Corporation to expend substantial amounts to permit Holly Corporation’s refineries to produce products that meet applicable requirements.

       The EPA is also reportedly considering limiting the levels of benzene and other toxic substances in gasoline as well as banning MTBE, in gasoline, which may require the use of other chemical additives to serve as oxygenates instead of MTBE. Legal mandates to use alternative fuels may also have a direct and potentially adverse impact on our revenues. For example, under the Energy Policy Act of 1992, 75% of new vehicles purchased by certain federal and state government fleets must use alternative fuels and New York has adopted standards requiring that by the year 2003, 10% of fleets delivered be zero-emissions vehicles; and under the Clean Air Act, 50% to 70% (depending on vehicle weight) of new vehicles in clean air non-attainment areas purchased by certain federal, state, municipal, and private fleets must use some type of alternative fuels beginning in 2001. Also, some states and local governments, including, for example, Texas, have adopted “boutique” fuel standards to comply with clean air requirements. “Boutique” fuels pose distribution problems because refiners must produce different blends for different communities.

       The EPA recently proposed new regulations that would limit the sulfur content of diesel fuel used in powered engines in off-road activities such as mining, agriculture and construction. The EPA expects to promulgate these new sulfur standards during 2004.

Hazardous Substances and Waste

       To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including the investigation and remediation, of certain units at a facility where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA and also known as Superfund, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we may generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. Costs for these remedial actions, if any, as well as any related claims are all covered by an indemnity from Holly Corporation. For more information, please read “— Environmental Remediation.”

       We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and gas wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could have a material adverse effect on our maintenance capital expenditures and operating expenses.

       We currently own or lease, and our predecessor has in the past owned or leased, properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination.

Water

       Our operations can result in the discharge of pollutants. The Oil Pollution Act was enacted in 1990 and amends provisions of the Water Pollution Control Act of 1972 and other statutes as they pertain to prevention and response to oil spills. The Oil Pollution Act subjects owners of covered facilities to strict, joint, and potentially unlimited liability for removal costs and other consequences of an oil spill, where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill into navigable waters, substantial liabilities could be imposed upon us. States in which we operate have also enacted similar laws. Regulations are currently being developed under the Oil Pollution Act and state laws that may also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require diking and similar structures to help prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. We are in substantial compliance with these laws. Additionally, the Office of Pipeline Safety of the DOT has approved our oil spill emergency response plans.

       The Water Pollution Control Act of 1972 imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The Water Pollution Control Act of 1972 imposes substantial potential liability for the costs of removal, remediation, and damages. In addition, some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Employee Safety

       We are subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Endangered Species Act

       The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

       The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of refined product discharge from onshore refined product pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in substantial compliance with these regulations. The DOT has recently adopted a pipeline integrity management rule. We have analyzed the impact of this rule and have estimated that compliance with this rule will cost us approximately $250,000 a year.

Environmental Remediation

       Contamination resulting from spills of refined products and crude oil is not unusual within the petroleum pipeline industry. Historic spills along our pipelines and terminals as a result of past operations have resulted in contamination of the environment, including soils and groundwater. Site conditions, including soils and groundwater, are being evaluated at a few of our properties where operations may have resulted in releases of hydrocarbons and other wastes.

       An environmental remediation project is currently in progress at our El Paso terminal, which is projected to cost approximately $1.2 million over the next five years. Other parties are undertaking remediation projects at our Boise, Burley and Albuquerque terminals, and we are obligated to pay a portion of these costs at the Albuquerque terminal, but not at the Boise or Burley terminals. The estimated cost for our share of the environmental remediation at the Albuquerque terminal is $250,000, to be incurred over the next five years. Holly Corporation has agreed to indemnify us from environmental liabilities related to the assets transferred to us to the extent such liabilities exist or arise from operation of these assets prior to closing and are asserted within 10 years after the closing of this offering. This indemnity will cover the costs associated with performance of the assessment, monitoring, and remediation programs. See “— Environmental Regulation — General.”

       We may experience future releases of refined products into the environment from our pipelines and terminals, or discover historical releases that were previously unidentified or not assessed. While we maintain an extensive inspection and audit program designed, as applicable, to prevent and to detect and address these releases promptly, damages and liabilities incurred due to any future environmental releases from our assets nevertheless have the potential to substantially affect our business.

Title to Properties

       Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. Several rights-of-way for our pipelines and other real property assets are shared with other pipelines and other assets owned by third parties. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. In some cases, property for pipeline purposes was purchased in fee. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

       Some of the leases, easements, rights-of-way, permits, and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will have no material adverse effect on the operation of our business.

       Our general partner believes that we have satisfactory title to all of our assets, or we are entitled to indemnification from Holly Corporation under the omnibus agreement for title defects to the assets contributed to us and for failures to obtain certain consents and permits necessary to conduct our business that arise within ten years after the closing of this offering. Record title to some of our assets may continue to be held by affiliates of Holly Corporation until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Employees

       To carry out our operations, Holly Logistic Services, L.L.C. will initially employ approximately 65 people who will provide direct support to our operations. None of these employees are covered by collective bargaining agreements. Our general partner considers its employee relations to be good. Our partnership has no employees.

Legal Proceedings

       We will be a party to various legal actions that arise in the ordinary course of our business. Holly Corporation has agreed to indemnify us for any losses we may suffer as a result of currently pending legal actions against our predecessors.

       On March 31, 2003, Frontier Oil Corporation and Holly Corporation announced a merger agreement pursuant to which the two companies would be combined. On August 20, 2003, Frontier filed a lawsuit in the Delaware Court of Chancery seeking declaratory relief and unspecified damages based on allegations that the Holly Corporation repudiated its obligations under the merger agreement and breached an implied covenant of good faith and fair dealing. On September 2, 2003, Holly Corporation filed its answer and counterclaims seeking declaratory judgments that it had not repudiated the merger agreement, that Frontier had repudiated the merger agreement, that Frontier had breached certain representations made by Frontier in the merger agreement, that Holly Corporation’s obligations under the merger agreement were and are excused and that Holly Corporation may terminate the merger agreement without liability, and seeking unspecified damages as well as costs and attorneys’ fees. The trial with respect to Frontier’s complaint and Holly Corporation’s answer and counterclaims began in the Delaware Court of Chancery on February 23, 2004 and was completed on March 5, 2004. In this litigation, the maximum amount of damages currently asserted by Frontier against Holly Corporation is approximately $161 million plus interest and the maximum amount of damages currently asserted by Holly Corporation against Frontier is approximately $148 million plus interest. Post-trial briefing was completed at the end of April 2004 and on May 4, 2004 the court heard oral argument. We expect a decision to be announced by the court within several months.

       In late April 2004, Holly Corporation received a request for information from the EPA under Section 114 of the Clean Air Act. The request for information relates to certain batches of gasoline produced and shipped by the Navajo Refinery in 2000 through 2003. This request for information follows informal communications with the EPA concerning Holly Corporation’s compliance with environmental regulations applicable to gasolines produced by the Navajo Refinery. One specific matter that was the subject of informal communications with the EPA in early 2004 but that was not the subject of the April 2004 request for information was the inadvertent issuance by the Navajo Refinery for almost 12 months during 2001 and 2002 of delivery documents to exchange partners that failed to properly contain statements required by the federal regulations that the product did not meet the requirements for reformulated gasoline. Holly Corporation has informed us that it believes that this omission did not result in the delivery of non-reformulated gasoline to geographic areas where federal regulations require the use of reformulated gasoline. Holly Corporation discovered and corrected the problem, which had been caused by a computer system problem at the Artesia truck rack at the Navajo Refinery, during Holly Corporation’s annual attestation process in May 2002 and self-reported the violation in its annual attestation statement made to the EPA on May 24, 2002. Holly Corporation has no indication at this stage whether or not the EPA will consider any of the matters that were the subject of informal communications with the EPA in early 2004, including the matters that are the subject of the April 2004 request for information, as matters for enforcement action. If enforcement action were taken, Holly Corporation has informed us that it does not believe that such enforcement action would result in any material adverse effect on Holly Corporation’s result of operations or financial condition.

MANAGEMENT

Management of Holly Energy Partners

       Holly Logistic Services, L.L.C., as the general partner of HEP Logistics Holdings, L.P., our general partner, will manage our operations and activities on our behalf. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of Holly Logistic Services, L.L.C. or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse.

       At least two members of the board of directors of Holly Logistic Services, L.L.C. will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of Holly Logistic Services, L.L.C. or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, we will have an audit committee of at least three independent directors that will review our external financial reporting, recommend engagement of our independent auditors, and review procedures for internal auditing and the adequacy of our internal accounting controls. We will also have a compensation committee, which will oversee compensation decisions for the officers of Holly Logistic Services, L.L.C., as well as the compensation plans described below.

       The three independent members of the board, Messrs. Darling, Pinkerton and Stengel, will serve as the initial members of our audit and compensation committees.

       We are managed and operated by the directors and officers of Holly Logistic Services, L.L.C., on behalf of our general partner. Most of our operational personnel will be employees of Holly Logistic Services, L.L.C.

       Mr. Clifton will spend approximately half his time overseeing the management of our business and affairs. Mr. Shaw will spend approximately three quarters of his time overseeing our corporate development and future acquisition initiatives. Mr. Townsend will spend substantially all of his time managing the operational aspects of our business. The rest of our officers intend to devote approximately one-quarter of their time to us. Our non-executive directors will devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

Directors and Executive Officers of Holly Logistic Services, L.L.C.

       The following table shows information for the directors and executive officers of Holly Logistic Services, L.L.C. Executive officers and directors are elected for one-year terms.

Name	Age	Position with Holly Logistic Services, L.L.C.

Matthew P. Clifton	52	Chairman of the Board and Chief Executive Officer
Stephen J. McDonnell	53	Vice President and Chief Financial Officer
James G. Townsend	49	Vice President-Pipeline Operations
M. Neale Hickerson	50	Vice President-Treasury and Investor Relations
Mark A. Plake	45	Vice President-Human Resources and Governmental Affairs
Bruce R. Shaw	36	Vice President-Corporate Development
Scott C. Surplus	45	Vice President and Controller
Lamar Norsworthy	56	Director
Charles M. Darling, IV	57	Director nominee
Jerry W. Pinkerton	63	Director nominee
William P. Stengel	56	Director nominee

       Matthew P. Clifton was elected Chairman of our Board, and Chief Executive Officer in March 2004. He has been employed by Holly Corporation for over twenty years. Mr. Clifton served as Holly Corporation’s vice president of economics, engineering and legal affairs from 1988 to 1991, senior vice president of Holly Corporation from 1991 to 1995, president of Navajo Pipeline Company, a wholly owned subsidiary of Holly Corporation, since its inception in 1981 and has served as president and a director of Holly Corporation since 1995.

       Stephen J. McDonnell was elected Vice President — Chief Financial Officer in March 2004. Mr. McDonnell held the office of Vice President, Finance and Corporate Development of Holly Corporation from August 2000 to September 2001, when he became the Vice President and Chief Financial Officer of Holly Corporation. Mr. McDonnell was previously employed with Central and South West Corporation as vice president in the mergers and acquisitions area from 1996 to June 2000. Mr. McDonnell joined Central and South West in 1977 as manager of financial reporting. Mr. McDonnell held a number of accounting positions with Central and South West, including the position of corporate treasurer from 1989 to 1996.

       James G. Townsend was elected Vice President — Pipeline Operations in March 2004. He has been vice president of pipelines and terminals for Holly Corporation since 1997. Mr. Townsend served as Manager of Transportation for Navajo Refining Company, a wholly-owned subsidiary of Holly Corporation, from 1995 to 1997. Previously, he held various transportation and pipeline positions with Navajo Refining since joining the company in 1984.

       M. Neale Hickerson was elected Vice President — Treasury and Investor Relations in May, 2004. Mr. Hickerson currently serves in this same capacity for Holly Corporation, a position he has held since January 2004. Mr. Hickerson joined Holly Corporation in 1994 and has served in a variety of roles for Holly Corporation and its subsidiaries. Prior to 1994, Mr. Hickerson was employed by Crowell, Weedon & Co. and served as an equity trader and specialist on The Pacific Stock Exchange.

       Mark A. Plake was elected Vice President — Human Resources and Governmental Affairs in May, 2004. Mr. Plake has served as vice president — human resources and governmental affairs for Holly Corporation since December 2003. From March 1999 to December 2003, Mr. Plake was assistant to the president of Holly Corporation. Prior to joining Holly Corporation in 1999, Mr. Plake was employed by the Atlantic Richfield Corporation and its subsidiary, ARCO Pipe Line Company, in a variety of management and legal positions.

       Bruce R. Shaw was elected Vice President — Corporate Development in May, 2004. Mr. Shaw is currently vice president of corporate development for Holly Corporation, a position he has held since December 2003. Mr. Shaw joined Holly Corporation in 1997 as director of corporate development. Mr. Shaw was vice president of Brierley & Partners, from 2000 to 2001. Prior to 1997, Mr. Shaw was employed by McKinsey & Company as a consultant.

       Scott C. Surplus was elected Vice President and Controller in May, 2004. Since January 2004, Mr. Surplus has served as vice president and controller for Holly Corporation. From June 2000 to December 2003, Mr. Surplus served as vice president — treasury and tax of Holly Corporation. Mr. Surplus served as assistant treasurer of Holly Corporation from 1990 to March 2000. Mr. Surplus has been employed by Holly Corporation since 1984, except from April 2000 to June 2000, when he was vice president — finance of e.io, inc., a data storage service company.

       Lamar Norsworthy was elected to our Board of Directors in March 2004. He joined Holly Corporation in 1967, was elected to the board of directors in 1968 and has been chairman of the board since 1977. He has served as chief executive officer of Holly Corporation since 1971. Mr. Norsworthy is also a director of Cooper Cameron Corporation, a publicly traded manufacturer of oil field services equipment.

       Charles M. Darling, IV will join us as a director upon completion of this offering. Mr. Darling has served as president of DQ Holdings, L.L.C., a venture capital investment and consulting firm focused primarily on opportunities in the energy industry, since August 1998. From 1997 to 1998, Mr. Darling was the president and general counsel and a director of DeepTech International, which was acquired by El Paso Energy Corp. in August 1998. Mr. Darling was also a director at Leviathan Gas Pipeline Company from 1993 through 1998. Prior to joining DeepTech in 1997, Mr. Darling practiced law at the law firm of Baker Botts L.L.P. for over 20 years.

       Jerry W. Pinkerton will join us as a director upon completion of this offering. From December 2000 to December 2003, Mr. Pinkerton served as a consultant to TXU Corp., an energy services company, with respect to accounting-related projects principally involving financial reporting. From August 1997 to December 2000, Mr. Pinkerton served as controller of TXU and its U.S. subsidiaries. From August 1988 until its merger with TXU in August 1997, Mr. Pinkerton served as the vice president and chief accounting officer of ENSERCH Corporation/ Lone Star Gas Company, a diversified energy company. Prior to joining ENSERCH, Mr. Pinkerton was employed for 26 years as an auditor by Deloitte Haskins & Sells, a predecessor firm of Deloitte & Touche LLP.

       William P. Stengel will join us as a director upon completion of this offering. From 1997 to May 2003, Mr. Stengel served as managing director, of the global energy and mining group at Citigroup/Citibank, N.A. and was responsible for Citigroup’s global relationships with U.S. multinational oil and gas companies headquartered in the United States. From 1973 to 1997, Mr. Stengel served in various other capacities with Citigroup/Citibank, N.A.

Reimbursement of Expenses of the General Partner

       Our general partner will not receive any management fee or other compensation for its management of Holly Energy Partners. Under the terms of the omnibus agreement, we will pay Holly Corporation an annual administrative fee, initially in the amount of $2.0 million, for the provision of various general and administrative services for our benefit. The administrative fee may increase in the second and third years by the greater of 5% or the percentage increase in the consumer price index and may also increase if we make an acquisition that requires an increase in the level of general and administrative services that we receive from Holly Corporation or its affiliates. Additionally, our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer, and director compensation and benefits properly allocable to Holly Energy Partners, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, Holly

Energy Partners. The partnership agreement provides that the general partner will determine the expenses that are allocable to Holly Energy Partners in any reasonable manner determined by the general partner in its sole discretion. Please read “Certain Relationships and Related Transactions — Omnibus Agreement.”

Executive Compensation

       Holly Energy Partners and our general partner were formed in March 2004. We have not accrued any obligations with respect to management incentive or retirement benefits for the directors and officers for the 2004 fiscal year. Officers and employees of Holly Logistic Services, L.L.C. or its affiliates may participate in employee benefit plans and arrangements sponsored by the general partner or its affiliates, including plans that may be established by the general partner or its affiliates in the future.

Compensation of Directors

       Officers or employees of Holly Logistic Services, L.L.C. who also serve as directors will not receive additional compensation. Directors who are not officers or employees of Holly Logistics Services, L.L.C. will receive: (a) a $25,000 annual cash retainer, payable in four quarterly installments; (b) $1,500 for each meeting of the board of directors attended; (c) $1,500 for each board committee meeting attended (limited to payment for one committee meeting per day); and (d) an annual grant of restricted units equal in value to $40,000 on the date of grant. In addition to the foregoing, each director who serves as the chairperson of a committee of the board of directors will also receive a $5,000 special annual retainer for his service as committee chair. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

       Holly Logistic Services, L.L.C. intends to adopt the Holly Energy Partners, L.P. Long-Term Incentive Plan for employees, consultants and directors of Holly Logistic Services, L.L.C. and employees and consultants of its affiliates who perform services for Holly Logistic Services, L.L.C. or its affiliates. The long-term incentive plan consists of four components: restricted units, phantom units, unit options and unit appreciation rights. The long-term incentive plan currently permits the grant of awards covering an aggregate of 350,000 units. The plan will be administered by the compensation committee of the board of directors of Holly Logistic Services, L.L.C.

       Holly Logistic Services, L.L.C.’s board of directors, or its compensation committee, in its discretion may terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. Holly Logistic Services, L.L.C.’s board of directors, or its compensation committee, also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

       Restricted Units and Phantom Units. A restricted unit is a common unit subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. The compensation committee may determine to make grants under the plan of restricted units and phantom units to employees, consultants and directors containing such terms as the compensation committee shall determine. The compensation committee will determine the period over which restricted units and phantom units granted to employees, consultants and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units and phantom units will vest upon a change of control of Holly Energy Partners, our general partner, Holly Logistic Services, L.L.C. or Holly Corporation, unless provided otherwise by the compensation committee.

       If a grantee’s employment, service relationship or membership on the board of directors terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered in connection with the grant of restricted units or upon the vesting of phantom units may be common units acquired by Holly Logistic Services, L.L.C. on the open market, common units already owned by Holly Logistic Services, L.L.C., common units acquired by Holly Logistic Services, L.L.C. directly from us or any other person or any combination of the foregoing. Holly Logistic Services, L.L.C. will be entitled to reimbursement by us for the cost incurred in acquiring common units. Thus, the cost of the restricted units and delivery of common units upon the vesting of phantom units will be borne by us. If we issue new common units in connection with the grant of restricted units or upon vesting of the phantom units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution rights with respect to restricted units and tandem distribution equivalent rights with respect to phantom units.

       We intend the issuance of restricted units and common units upon the vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, at this time it is not contemplated that plan participants will pay any consideration for restricted units or common units they receive, and at this time we do not contemplate that we will receive any remuneration for the restricted units and common units.

       Unit Options and Unit Appreciation Rights. The long-term incentive plan will permit the grant of options covering common units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by the compensation committee in its discretion. The compensation committee will be able to make grants of unit options and unit appreciation rights under the plan to employees, consultants and directors containing such terms as the committee shall determine. Unit options and unit appreciation rights may have an exercise price that is less than, equal to or greater than the fair market value of the common units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the compensation committee. In addition, the unit options and unit appreciation rights will become exercisable upon a change in control of Holly Energy Partners, our general partner, Holly Logistic Services, L.L.C. or Holly Corporation, unless provided otherwise by the committee.

       Upon exercise of a unit option (or a unit appreciation right settled in common units), Holly Logistic Services, L.L.C. will acquire common units on the open market or directly from us or any other person or use common units already owned by Holly Logistic Services, L.L.C., or any combination of the foregoing. Holly Logistic Services, L.L.C. will be entitled to reimbursement by us for the difference between the cost incurred by Holly Logistic Services, L.L.C. in acquiring these common units and the proceeds received from a participant at the time of exercise. Thus, the cost of the unit options (or a unit appreciation right settled in common units) will be borne by us. If we issue new common units upon exercise of the unit options (or a unit appreciation right settled in common units), the total number of common units outstanding will increase, and Holly Logistic Services, L.L.C. will pay us the proceeds it receives from an optionee upon exercise of a unit option. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.

Management Incentive Plan

       Holly Logistic Services, L.L.C. will adopt the Holly Logistic Services, L.L.C. Annual Incentive Compensation Plan. The management incentive plan is designed to enhance the performance of Holly Logistic Services, L.L.C.’s key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each fiscal year. The board of directors of Holly Logistic Services, L.L.C. may amend or change the management incentive plan at any time. We will reimburse Holly Logistic Services, L.L.C. for payments and costs incurred under the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth the beneficial ownership of units of Holly Energy Partners that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of Holly Logistic Services, L.L.C., the general partner of our general partner, by each named executive officer and by all directors and officers of Holly Logistic Services, L.L.C. as a group. HEP Logistics Holdings, L.P. is owned by Holly Logistic Services, L.L.C. and Navajo Pipeline Co., L.P., each of which is a direct wholly-owned subsidiary of Holly Corporation. Navajo Refining Co., L.P. is a direct wholly-owned subsidiary of Holly Corporation. Woods Cross Refining Company, L.L.C. is a direct wholly-owned subsidiary of Navajo Refining Co., L.P. The address of Holly Corporation is 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

Percentage
	Common	Percentage		of	Percentage
	Units to	of Common	Subordinated	Subordinated	of Total
	Be	Units to Be	Units to Be	Units to Be	Units to Be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

Holly Corporation(1)	1,000,000	14.3%	7,000,000	100%	57.1%
HEP Logistics Holdings, L.P. (1)	945,030	13.5	6,615,208	94.5	54.0
Navajo Refining Co., L.P. (1)	30,269	*	211,881	3.0	1.7
Woods Cross Refining Company, L.L.C.(1)	13,725	*	96,072	1.4	*
Matthew P. Clifton	—	—	—	—	—
Stephen J. McDonnell	—	—	—	—	—
James G. Townsend	—	—	—	—	—
Mark A. Plake	—	—	—	—	—
Bruce R. Shaw	—	—	—	—	—
Scott C. Surplus	—	—	—	—	—
Lamar Norsworthy	—	—	—	—	—
Charles M. Darling, IV	—	—	—	—	—
Jerry W. Pinkerton	—	—	—	—	—
William P. Stengel	—	—	—	—	—
All directors and executive officers as a group (11 persons)	—	—	—	—	—

*	Less than 1%.

(1)	Holly Corporation is the ultimate parent company of HEP Logistics Holdings, L.P., Navajo Refining Co., L.P. and Woods Cross Refining Company, L.L.C. and may, therefore, be deemed to beneficially own the units held by HEP Logistics Holdings, L.P., Navajo Refining Co., L.P. and Woods Cross Refining Company, L.L.C. Holly Corporation’s common stock is listed on the New York Stock Exchange under the symbol “HOC”. Holly Corporation files information with or furnishes information to, the Securities and Exchange Commission pursuant to the information requirements of the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       After this offering, the general partner and its affiliates will own 1,000,000 common units and 7,000,000 subordinated units representing a 56% limited partner interest in us. In addition, the general partner will own a 2% general partner interest in us.

Distributions and Payments to the General Partner and Its Affiliates

       The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Holly Energy Partners. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities	• 1,000,000 common units;

• 7,000,000 subordinated units;

• 2% general partner interest in Holly Energy Partners;

• the incentive distribution rights;

• $82.6 million cash distribution of the proceeds of the offering, in part to reimburse them for certain capital expenditures; and

• an additional $25.0 million cash distribution funded with borrowings under our credit agreement.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to the unitholders, including our general partner, as holder of an aggregate of 1,000,000 common units and all of the subordinated units, and 2% to the general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $570,000 on the 2% general partner interest and $16.0 million on their common units and subordinated units.

Payments to our general partner and its affiliates	We will pay Holly Corporation or its affiliates an administrative fee, initially $2.0 million per year, for the provision of various general and administrative services for our benefit.

The administrative fee may increase in the second and third years by the greater of 5% or the percentage increase in the consumer price index and may also increase if we make an acquisition that requires an increase in the level of general and administrative services that we receive from Holly Corporation or its affiliates. In addition, the general partner will be entitled to reimbursement for all expenses it incurs on our behalf, including other general and administrative expenses. These reimbursable expenses include the salaries and the cost of employee benefits of employees of Holly Logistic Services, L.L.C. who provide services to us. Please read “— Omnibus Agreement.” Our general partner has sole discretion in determining the amount of these expenses.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

       We and other parties have entered into or will enter into the various documents and agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

       Upon the closing of this offering, we will enter into an omnibus agreement with Holly Corporation and our general partner that will address the following matters:

•	our obligation to pay Holly Corporation an annual administrative fee, initially in the amount of $2.0 million, for the provision by Holly Corporation of certain general and administrative services;

•	Holly Corporation’s and its affiliates’ agreement not to compete with us under certain circumstances;

•	an indemnity by Holly Corporation for certain potential environmental liabilities;

•	our obligation to indemnify Holly Corporation for environmental liabilities related to our assets to the extent Holly Corporation is not required to indemnify us;

•	our three-year option to purchase the intermediate pipelines owned by Holly Corporation; and

•	Holly Corporation’s right of first refusal to purchase our assets that serve Holly Corporation’s refineries.

Payment of General and Administrative Services Fee

       Under the omnibus agreement we will pay Holly Corporation an annual administrative fee, initially in the amount of $2.0 million, for the provision of various general and administrative services for our benefit. The contract provides that this amount may be increased in the second and third years following this offering by the greater of 5% or the percentage increase in the consumer price index for the applicable year. Our general partner, with the approval and consent of its conflicts committee, will also have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses. After this three-year period, our general partner will determine the general and administrative expenses that will be allocated to us. Please real “Risk Factors — Risk Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest — We will reimburse the general partner and its affiliates for expenses.”

       The $2.0 million fee includes expenses incurred by Holly Corporation and its affiliates to perform centralized corporate functions, such as legal, accounting, treasury, information technology and other corporate services, including the administration of employee benefit plans. The fee does not include salaries of pipeline and terminal personnel or other employees of Holly Logistic Services, L.L.C. or the cost of their employee benefits, such as 401(k), pension, and health insurance benefits. We will also reimburse Holly Corporation and its affiliates for direct general and administrative expenses they incur on our behalf. In addition, we anticipate incurring approximately $1.7 million of additional general and administrative costs, including costs relating to operating as a separate publicly held entity, such as costs for tax return preparation, annual and quarterly reports to unitholders, investor relations, directors’ and officers’ insurance and registrar and transfer agent fees.

Noncompetition

       Holly Corporation will agree, and will cause its affiliates to agree, for so long as Holly Corporation controls the general partner, not to engage in, whether by acquisition or otherwise, the business of operating crude oil pipelines or terminals, refined products pipelines or terminals, intermediate pipelines or terminals, truck racks or crude oil gathering systems in the continental United States. This restriction will not apply to:

•	any business operated by Holly Corporation or any of its affiliates at the closing of this offering;

•	any business conducted by Holly Corporation with the approval of our conflicts committee;

•	any crude oil pipeline or gathering system acquired or constructed by Holly Corporation or any of its affiliates after the closing of this offering that is physically interconnected to Holly Corporation’s refining facilities;

•	any business or asset that Holly Corporation or any of its affiliates acquires or constructs that has a fair market value or construction cost of less than $5.0 million; and

•	any business or asset that Holly Corporation or any of its affiliates acquires or constructs that has a fair market value or construction cost of $5.0 million or more if we have been offered the opportunity to purchase the business or asset at fair market value, and we decline to do so with the concurrence of our conflicts committee

       The limitations on the ability of Holly Corporation and its affiliates to compete with us will terminate upon a change of control of Holly Corporation.

Indemnification

       Under the omnibus agreement, Holly Corporation will indemnify us for ten years after the closing of this offering against certain potential environmental liabilities associated with the operation of the assets and occurring before the closing date of this offering. Holly Corporation’s maximum liability for this indemnification obligation will not exceed $15.0 million and Holly Corporation will not have any obligation under this indemnification until our losses exceed $200,000. We have agreed to indemnify Holly Corporation and its affiliates against environmental liabilities related to our assets to the extent Holly Corporation is not required to indemnify us.

Option to Purchase Intermediate Product Pipelines

       The omnibus agreement also contains the terms under which we have an option to purchase two intermediate product pipelines from Holly Corporation as described under “Business — Option to Purchase Intermediate Product Pipelines.”

Right of First Refusal to Purchase Our Assets

       The omnibus agreement also contains the terms under which Holly Corporation will have a right of first refusal to purchase our assets that serve its refineries. Before we enter into any contract to sell pipeline and terminal assets serving Holly Corporation’s refineries, we must give written notice of the terms of such proposed sale to Holly Corporation. The notice must set forth the name of the third party purchaser, the assets to be sold, the purchase price, all details of the payment terms and all other terms and conditions of the offer. To the extent the third party offer consists of consideration other than cash (or in addition to cash), the purchase price shall be deemed equal to the amount of any such cash plus the fair market value of such non-cash consideration, determined as set forth in the omnibus agreement. Holly Corporation will then have the sole and exclusive option for a period of thirty days following receipt of the notice, to purchase the subject assets on the terms specified in the notice.

Pipelines and Terminals Agreement

       Concurrently with the closing of this offering, we will enter into a pipelines and terminals agreement with Holly Corporation as described under “Business — Our Relationship with Holly Corporation.”

       Holly Corporation’s obligations under this agreement will not terminate if Holly Corporation and its affiliates no longer own the general partner. This agreement may be assigned by Holly Corporation only with the consent of our conflicts committee.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

       Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Holly Corporation, on the one hand, and us and our limited partners, on the other hand. The directors and officers of the general partner of our general partner, Holly Logistic Services, L.L.C., have fiduciary duties to manage the general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

       Our partnership agreement contains provisions that allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, the general partner will resolve that conflict. At the request of the general partner, a conflicts committee of the board of directors of Holly Logistic Services, L.L.C. will review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:

•	approved by the conflicts committee, although our general partner is not obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

       Unless the resolution is specifically provided for in our partnership agreement, when resolving a conflict, our general partner or the conflicts committee may consider:

•	the relative interests of the parties involved in the conflict or affected by the action;

•	any customary or accepted industry practices or historical dealings with a particular person or entity; and

•	generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

       Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

       The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

       In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

       For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Cash Distribution Policy — Subordination Period.”

       Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership, or its operating subsidiaries, other than in connection with Holly Corporation’s centralized cash management program.

We do not have any officers or employees and rely solely on officers and employees of Holly Logistic Services, L.L.C. and its affiliates.

       Affiliates of Holly Logistic Services, L.L.C. conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to Holly Logistic Services, L.L.C. The officers of Holly Logistic Services, L.L.C. are not required to work full time on our affairs. These officers are required to devote time to the affairs of Holly Corporation or its affiliates and are compensated by them for the services rendered to them.

We will reimburse the general partner and its affiliates for expenses.

       We will reimburse the general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that the general partner will determine the expenses that are allocable to us in any reasonable manner determined by the general partner in its sole discretion. Please read “Certain Relationships and Related Transactions — Omnibus Agreement.”

Our general partner intends to limit its liability regarding our obligations.

       Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against the general partner or its assets or any affiliate of the general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of the general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

       Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

       Our partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and the general partner and its affiliates are or will be the result of arm’s-length negotiations.

       All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

       Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of the general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

       Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

       The attorneys, independent accountants, and others who perform services for us have been retained by our general partner. Attorneys, independent accountants, and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us.

       Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner are currently providing to Holly Corporation and its affiliates. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships And Related Transactions — Omnibus Agreement — Noncompetition.” Similarly, under the omnibus agreement, Holly Corporation will agree and will cause it affiliates to agree, for so long as Holly Corporation controls our general partner, not to engage in the businesses described above under the caption “Certain Relationships And Related Transactions — Omnibus Agreement — Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

       Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership.

       Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by the general partner. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that the general partner’s actions must be made in its reasonable discretion. These standards reduce the obligations to which the general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us under the factors previously set forth. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners, or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

       In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

       We must indemnify our general partner and Holly Logistic Services, L.L.C. and their officers, directors, employees, affiliates, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the general partner, Holly Logistic Services, L.L.C. or these other persons. We must provide this indemnification if our general partner, Holly Logistic Services, L.L.C. or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner, Holly Logistic Services, L.L.C. or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner and Holly Logistic Services, L.L.C. could be indemnified for their negligent acts if they met these requirements concerning good faith and our best interests. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

       The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

       American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

       There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

       The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

       The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

•	makes the waivers and gives the consents and approvals contained in the partnership agreement.

       An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

       A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

       Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

       Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

       The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner or Assignee.”

       Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

       The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. The partnership agreements and limited liability company agreements of our subsidiaries are included as exhibits to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

       We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

       We were organized on March 9, 2004 and have a perpetual existence.

Purpose

       Our purpose under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the operating partnership or that are approved by our general partner. The partnership agreement of the operating partnership provides that the operating partnership may, directly or indirectly, engage in:

(1) its operations as conducted immediately before our initial public offering;

(2) any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code;

or (3) any activity that enhances the operations of an activity that is described in (1) or (2) above.

       Although the general partner has the ability to cause us, the operating partnership or its subsidiaries to engage in activities other than the storage, terminalling, transportation and distribution of refined petroleum products, our general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

       Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, or dissolution. The power of attorney also grants the general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

       Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights

       The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval right.

Issuance of additional units after the subordination period	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See “— Merger, Sale or Other Disposition of Assets.”

Amendment of the partnership agreement of the operating partnership and other action taken by us as a limited partner of the operating partnership	Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. See “— Action Relating to the Operating Partnership.”

Dissolution of our partnership	Unit majority. See “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2014 in a manner which would cause a dissolution of our partner-

ship. See “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. See “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2014. See “— Transfer of General Partner Interests.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to or sale of all or substantially all its equity interests to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2014. See “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. See “— Transfer of Ownership Interests in the General Partner and in Holly Logistic Services, L.L.C.”

Limited Liability

       Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

       Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

       Our subsidiaries conduct business in six states. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

       Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in the operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

       The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 3,500,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority of the outstanding common units and subordinated units, voting as separate classes.

       During or after the subordination period, we may issue an unlimited number of common units as follows:

•	upon exercise of the underwriters’ over-allotment option;

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma or estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness the cost of which to service is greater than the distribution of obligations associated with the units issued in connection with the debt’s retirement; or

•	in connection with the redemption of common units or other equity securities of equal rank with the common units from the net proceeds of an issuance of common units or units on parity with the common units, provided that the redemption price equals the net proceeds per unit, before expenses, to us.

       It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

       In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.

       Upon issuance of additional partnership securities other than upon exercise of the underwriters’ over-allotment option, the general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its and its affiliates percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

       Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

       No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by the general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than the general partner’s right to dissolve our partnership with the approval of the holders of a unit majority.

       The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner will own 57.1% of the outstanding units.

No Unitholder Approval

       The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

(3) a change that, in the sole discretion of the general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

       In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

(1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or advisable to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in our best interest and the best interest of limited partners;

(4) are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

       Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

       In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to the Operating Partnership

       Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the limited partner of the operating partnership, to any amendment to the partnership agreement of the operating partnership or taking any action on our behalf permitted to be taken by a limited partner of the operating partnership in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale, or Other Disposition of Assets

       The partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. The general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

       If conditions specified in the partnership agreement are satisfied, the general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

       We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of the general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of Holly Energy Partners; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

       Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) none of Holly Energy Partners, the reconstituted limited partnership, the operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

       Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

       Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2014 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2014, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests” and “— Transfer of Incentive Distribution Rights.”

       Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

       Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 57.1% of the outstanding units.

       Our partnership agreement also provides that if HEP Logistics Holdings, L.P. is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

       In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

       If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

       In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

       Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•	another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2014 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

       Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner and in Holly Logistic Services, L.L.C.

       At any time, the partners of our general partner and the members of Holly Logistic Services, L.L.C. may sell or transfer all or part of their respective partnership or membership interests in our general partner or Holly Logistic Services, L.L.C. to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

       Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, or sale of all or substantially all of its equity interests to, that person without the prior approval of the unitholders. Prior to June 30, 2014, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units excluding common units held by the general partner and its affiliates. On or after June 30, 2014, the incentive distribution rights will be freely transferable.

Change of Management Provisions

       The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove HEP Logistics Holdings, L.P. as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

       The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

       If at any time the general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

       As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings; Voting

       Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

       The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

       Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

       Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

       Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

       An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. The general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “— Meetings; Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations, or reports furnished to holders of common units. Please read “Description of the Common Units — Transfer of Common Units.”

Non-citizen Assignees; Redemption

       If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship, or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship, or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

       Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) the general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

(4) any person who is or was a officer, director, or manager of any entity described in (1), (2) or (3) above; or

(5) any person designated by the general partner of our general partner.

       Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

       The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

       We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

       We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

       The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments, and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

       The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

       Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of HEP Logistics Holdings, L.P. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

       After the sale of the common units offered by this prospectus, the general partner and its affiliates will hold an aggregate of 1,000,000 common units and 7,000,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

       The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three months period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

       Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for are least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

       Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 3,500,000 additional common units or an equivalent amount of securities ranking on a parity with the common units without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under “The Partnership Agreement — Issuance of Additional Securities.”

       The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

       Under the partnership agreement, the general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. The general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

       Holly Corporation, Holly Energy Partners, our general partner, Navajo Refining Co., L.P., Woods Cross Refining Company, L.L.C. and the directors and executive officers of Holly Logistic Services, LLC have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

       This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Holly Energy Partners and our operating partnership.

       The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

       All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

       No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

       For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

       A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

       Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

       No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

       In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a) Neither we, the general partner of the operating partnership nor the operating partnership will elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

       If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

       If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

       The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

       Unitholders who have become limited partners of Holly Energy Partners will be treated as partners of Holly Energy Partners for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Holly Energy Partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

       A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

       Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Holly Energy Partners for federal income tax purposes.

Tax Consequences of Unit Ownership

       Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

       Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

       A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

       Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2006, will be allocated an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2006, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

       Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

       Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

       In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

       The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

       A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

       Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

       The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

       Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

       Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

       Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

       An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

       Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

       Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

       Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

       Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

       Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual for is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

       Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

       Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”

       Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”

       A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

       The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

       Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

       Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

       To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

       If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

       The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

       Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

       Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

       Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

       Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than

$3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

       The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

       Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

       Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

       Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date”. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

       The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

       A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

       Notification Requirements. A purchaser of units who purchases units for another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

       Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

       Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

       We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

       Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

       Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

       A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

       Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

       In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

       Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

       Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

       The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

       Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names HEP Logistics Holdings, L.P. as our Tax Matters Partner.

       The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

       A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

       Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

       Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

       Registration as a Tax Shelter. The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken.

Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

       We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

       Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” You may be required to file this form with the IRS if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As stated above, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

       Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

       A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

       More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

       A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

       In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in New Mexico, Texas and Idaho. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

       It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN HOLLY ENERGY PARTNERS BY EMPLOYEE BENEFIT PLANS

       An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

       The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

       Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

       In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partner also would be fiduciaries of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

       The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things: (a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws; (b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

       Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

       Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

       Holly Energy Partners and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Number of
Underwriters	Common Units

Goldman, Sachs & Co.
Lehman Brothers Inc.
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.

Total	6,000,000

       The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

       If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 common units from Holly Energy Partners to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

       The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by Holly Energy Partners. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional common units.

Paid by Holly Energy Partners

	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

       In connection with financial advisory services performed for Holly Energy Partners related to our evaluation, analysis and structuring of our partnership, we will pay advisory fees to Goldman, Sachs & Co. equal to an aggregate of 0.25% of the gross proceeds of this offering (including any exercise of the underwriters’ option to purchase additional common units) to Goldman, Sachs & Co.

       Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $           per common unit from the initial public offering price. Any such securities dealers may resell any common units purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per common unit from the initial public offering price. If all the common units are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

       Holly Energy Partners, Holly Corporation, HEP Logistics Holdings, L.P., Navajo Refining Co., L.P., Woods Cross Refining Company, L.L.C. and the officers and directors of Holly Logistic Services, L.L.C. have agreed with the underwriters not to dispose of or hedge any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Units Eligible for Future Sale” for a discussion of certain transfer restrictions.

       Prior to the offering, there has been no public market for the common units. The initial public offering price will be negotiated among the general partner and the representative. Among the factors to be considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, will be Holly Energy Partners’ historical performance, Holly Energy Partners’ pro forma historical performance, estimates of the business potential and earnings prospects of Holly Energy Partners, an assessment of Holly Energy Partners’ management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       Holly Energy Partners intends to list the common units on the New York Stock Exchange under the symbol “HEP.” In order to meet one of the requirements for listing the common units on the NYSE, the underwriters will undertake to sell lots of 100 or more units to a minimum of 2,000 beneficial holders.

       In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional units from Holly Energy Partners in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional units or purchasing units in the open market. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase additional units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased units sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       At the request of Holly Energy Partners, the underwriters are reserving up to 300,000 common units for sale at the initial public offering price to directors, officers, employees and a consultant of Holly Corporation through a directed unit program. The number of common units available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved units. Any units not so purchased will be offered by the underwriters to the general public on the same basis as other units offered hereby.

       Because the National Association of Securities Dealers, Inc. views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading in the New York Stock Exchange or a national securities exchange.

       A prospectus in electronic format will be made available on the website maintained by the representative of the underwriters and may also be made available on websites maintained by other underwriters. The representative may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

       Holly Energy Partners estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3,000,000.

       Holly Energy Partners, Holly Corporation, Holly Logistic Services, L.L.C., HEP Logistics Holdings, L.P., HEP Operating Company, L.P. and HEP Logistics GP, L.L.C. have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Holly Corporation and its subsidiaries, for which they received or will receive customary fees and expenses.

VALIDITY OF THE COMMON UNITS

       The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas. Baker Botts L.L.P. performs legal services for Holly Corporation from time to time on matters unrelated to this offering.

EXPERTS

       The balance sheet of Holly Energy Partners, L.P. as of March 12, 2004 and the balance sheet of HEP Logistics Holdings, L.P. as of March 12, 2004 appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

       The financial statements of Navajo Pipeline Co., L.P. (Predecessor) as of December 31, 2003 and 2002 and for each of the three years in the period ending December 31, 2003 appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The financial statements of Rio Grande Pipeline Company as of June 30, 2003, December 31, 2002, 2001 and for the six months ended June 30, 2003 and the years ending December 31, 2002 and 2001, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

       The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

       We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

       Holly Corporation is subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports and other information with the SEC. You may read Holly Corporation’s filings on the SEC’s web site and at the public reference room described above. Holly Corporation’s common stock trades on the New York Stock Exchange under the symbol “HOC.” Reports Holly Corporation files with the New York Stock Exchange may be inspected and copied at the offices of the New York Stock Exchange described above.

FORWARD-LOOKING STATEMENTS

       Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

Page

HOLLY ENERGY PARTNERS, L.P.
PRO FORMA FINANCIAL STATEMENTS (Unaudited)
Introduction	F-2
Pro Forma Balance Sheet as of March 31, 2004	F-3
Pro Forma Statements of Income for the Year Ended December 31, 2003 and the Three Months Ended March 31, 2004	F-4
Notes to Pro Forma Financial Statements	F-6
NAVAJO PIPELINE CO., L.P. (PREDECESSOR)
HISTORICAL CONSOLIDATED COMBINED FINANCIAL STATEMENTS
Report of Independent Auditors	F-10
Consolidated Combined Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004	F-11
Consolidated Combined Statements of Income and Partners’ Equity for the Years Ended December 31, 2001, 2002, and 2003 and the Three Months Ended March 31, 2003 and 2004	F-12
Consolidated Combined Statements of Cash Flows for the Years Ended December 31, 2001, 2002, and 2003 and the Three Months Ended March 31, 2003 and 2004	F-13
Notes to Historical Consolidated Combined Financial Statements	F-14
RIO GRANDE PIPELINE COMPANY
HISTORICAL FINANCIAL STATEMENTS
Report of Independent Auditors	F-21
Balance Sheets as of December 31, 2001 and 2002 and June 30, 2003	F-22
Statements of Income for the Years Ended December 31, 2001 and 2002 and the Six Months Ended June 30, 2003	F-23
Statements of Cash Flows for the Years Ended December 31, 2001 and 2002 and the Six Months Ended June 30, 2003	F-24
Statements of Changes in Partners’ Capital for the Years Ended December 31, 2001 and 2002 and the Six months Ended June 30, 2003	F-25
Notes to Historical Financial Statements	F-26
HOLLY ENERGY PARTNERS, L.P.
HISTORICAL BALANCE SHEET
Report of Independent Auditors	F-29
Balance Sheet at March 12, 2004	F-30
Note to Balance Sheet	F-31
HEP LOGISTICS HOLDINGS, L.P.
HISTORICAL BALANCE SHEET
Report of Independent Auditors	F-32
Balance Sheet at March 12, 2004	F-33
Note to Balance Sheet	F-34

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

       Effective with the closing of this offering, a substantial majority of the assets and liabilities of Navajo Pipeline Co., L.P. (Predecessor) will be transferred to Holly Energy Partners, L.P. (the “Partnership”), a newly formed Delaware limited partnership. The accompanying unaudited pro forma financial statements give effect to this transfer, the execution of the pipelines and terminals agreement and the related transactions in connection with the closing of this offering and the consolidation of the Rio Grande Pipeline Company as if the additional 45% interest had been acquired as of January 1, 2003. The pro forma information assumes that the transfer occurred on March 31, 2004 for the pro forma balance sheet and January 1, 2003 for the pro forma statements of income. The transfer will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Please read “Note 1: Basis of Presentation, the Offering and Other Transactions” in the accompanying notes to pro forma financial statements for further explanation of the offering, the transfer and related transactions.

       Holly Energy Partners, L.P.’s unaudited pro forma financial statements and accompanying notes should be read together with the historical financial statements of Navajo Pipeline Co., L.P. (Predecessor) included elsewhere in this prospectus. The pro forma balance sheet and the pro forma statements of income were derived by adjusting the historical financial statements of Navajo Pipeline Co., L.P. (Predecessor). The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and the other transactions as currently contemplated and that the pro forma adjustments give appropriate effect to the assumptions made and are properly applied in the pro forma financial statements.

       The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Holly Energy Partners, L.P. had the offering and the related transactions to be effected at the closing actually been completed as of the dates indicated. Moreover, they do not project Holly Energy Partners, L.P.’s financial position or results of operations for any future date or period.

HOLLY ENERGY PARTNERS, L.P.

PRO FORMA BALANCE SHEET (Unaudited)

March 31, 2004

		Adjustments

	Historical	Excluded
		Assets and		Offering and		Pro Forma
	Navajo Pipeline	Pipelines and		Related
	Co., L.P.	Terminals		Financing		Holly Energy
	(Predecessor)	Agreement		Transactions		Partners, L.P.

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$4,378	$—		$135,000	(b)	$4,378
				(12,281	)(c)
				25,000	(d)
				(30,082	)(e)
				(107,637	)(f)
				(10,000	)(g)

Accounts receivable:
Trade	675	(112	)(a)	—	(g)	563
Affiliates	40,083	(3,227	)(a)	—	(g)	36,856

	40,758	(3,339)		—		37,419
Inventories	282			—	(g)	282

Total current assets	45,418	(3,339)		—		42,079
Properties and equipment, net	95,890	(13,963	)(a)			81,927
Transportation agreement, net	6,280					6,280

Total assets	$147,588	$(17,302)		$—		$130,286

LIABILITIES AND PARTNERS’ EQUITY

Current liabilities:
Accounts payable	$1,205	$—		$—	(g)	$1,205
Accounts payable-affiliates	20,835	(873	)(a)	—	(g)	19,962
Accrued liabilities	2,167			—	(g)	2,167
Short-term debt	30,082			(30,082	)(e)	—

Total current liabilities	54,289	(873)		(30,082)		23,334
Non-current liabilities	705	(705	)(a)			—
Long-term debt	—			25,000	(d)	25,000
Minority interest	14,114					14,114

Partners’ equity:
Limited partner interests
Common units
Public unitholders				135,000	(b)	122,719
				(12,281	)(c)
Holly Corporation				7,574	(h)	(6,624)
				(14,198	)(f)(g)
Subordinated units				53,018	(h)	(46,365)
				(99,383	)(f)(g)
General partner’s interest				2,164	(f)(g)	(1,892)
				(4,056	)(h)
Net parent investment	78,480	(15,724)		(62,756	)(h)	—

Net partners’ equity	78,480	(15,724)		5,083		67,838

Total liabilities and partners’ equity	$147,588	$(17,302)		$—		$130,286

See Accompanying Notes.

HOLLY ENERGY PARTNERS, L.P.

PRO FORMA STATEMENT OF INCOME (Unaudited)

Year Ended December 31, 2003

		Adjustments
	Historical
			Excluded Assets		Offering and		Pro Forma
	Navajo Pipeline	Rio Grande	and Pipelines		Related
	Co., L.P.	Pipeline	and Terminals		Financing		Holly Energy
	(Predecessor)	Company	Agreement		Transactions		Partners, L.P.

	(In thousands, except unit data)
Revenues:
Affiliates	$13,901	$—	$20,253	(i)			$30,188
			(3,966	)(a)
Third parties	16,899	6,591	(971	)(a)			22,519

	30,800	6,591	15,316		—		52,707

Operating costs and expenses:
Operations	24,193	2,790	(5,433	)(a)			21,550
Depreciation and amortization	6,453	1,306	(831	)(a)			6,928
Selling, general and administration	—	—					—

	30,646	4,096	(6,264)		—		28,478

Operating income	154	2,495	21,580		—		24,229
Other income:
Equity in earnings of Rio Grande Pipeline Company	894	(894)					—
Interest and other income	291	17					308
Interest expense	—	—			(1,750	)(j)	(1,750)

	1,185	(877)	—		(1,750)		(1,442)

Income before minority interests	1,339	1,618	21,580		(1,750)		22,787
Minority interest in Rio Grande Pipeline Company	(758)	(647)					(1,405)

Net income	$581	$971	$21,580		$(1,750)		21,382

General partner interest in net income							428

Limited partner interest in net income							$20,954

Net income per limited partner unit							$1.50

Weighted average limited partner units outstanding							14,000

See Accompanying Notes.

HOLLY ENERGY PARTNERS, L.P.

PRO FORMA STATEMENT OF INCOME (Unaudited)

Three Months Ended March 31, 2004

		Adjustments
	Historical
		Excluded Assets		Offering and		Pro Forma
	Navajo Pipeline	and Pipelines		Related
	Co. L.P.	and Terminals		Financing		Holly Energy
	(Predecessor)	Agreement		Transactions		Partners’ L.P.

	(In thousands, except unit data)
Revenues:
Affiliates	$10,817	$3,227	(a)			$7,590
Third parties	7,954	112	(a)			7,842

	18,771	3,339		—		15,432

Operating costs and expenses:
Operations	6,452	1,224	(a)			5,228
Depreciation and amortization	2,046	212	(a)			1,834
Selling, general and administration	—	—		—		—

	8,498	1,436		—		7,062

Operating income	10,273	1,903		—		8,370
Other income:
Interest and other income	35					35
Interest expense				(437	)(j)	(437)

	35	—		(437)		(402)

Income before minority interest	10,308	1,903		(437)		7,968
Minority interest in Rio Grande Pipeline Company	(688)					(688)

Net income	$9,620	$1,903		$(437)		7,280

General partner interest in net income						146

Limited partner interest in net income						7,134

Net income per limited partner unit						$0.51

Weighted average limited partner units outstanding						14,000

See Accompanying Notes.

HOLLY ENERGY PARTNERS, L.P.

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

Note 1.	Basis of Presentation, the Offering and Other Transactions

       The historical financial information is derived from the historical consolidated combined financial statements of Navajo Pipeline Co., L.P. (Predecessor). Navajo Pipeline Co., L.P. (Predecessor)’s financial statements are a combination of the accounts of substantially all of the product pipeline and terminal operations of Holly Corporation and subsidiaries (collectively “Holly Corporation”). The combined consolidated financial statements also include Navajo Pipeline Co., L.P. (Predecessor)’s interest in Rio Grande Pipeline Company, a partnership accounted for by the equity method until June 30, 2003 (during which time a 25% equity interest was owned). Rio Grande Pipeline Company is presented as a consolidated subsidiary commencing June 30, 2003, the date the Navajo Pipeline Co., L.P. (Predecessor) acquired an additional 45% interest bringing its total ownership to 70%.

       The pro forma financial statements reflect the following transactions:

•	The contribution of certain assets and liabilities of Navajo Pipeline Co., L.P. (Predecessor) to Holly Energy Partners, L.P. in exchange for the issuance by Holly Energy Partners, L.P. to Holly Corporation and its affiliates of 1,000,000 common units, 7,000,000 subordinated units, the 2% general partner interest in Holly Energy Partners, L.P., and the incentive distribution rights.

•	The consolidation of the Rio Grande Pipeline Company as if the additional 45% interest had been acquired as of January 1, 2003.

•	The issuance by Holly Energy Partners, L.P. of 6,000,000 common units to the public at an assumed initial offering price of $22.50 per common unit resulting in aggregate gross proceeds to Holly Energy Partners, L.P. of $135.0 million.

•	The payment of estimated underwriting discount of $9.3 million and offering expenses of $3.0 million.

•	The repayment of $30.1 million of debt owed to Holly Corporation.

•	The distribution of $82.6 million to Holly Corporation, in part to reimburse it for certain capital expenditures.

•	The replenishment of $10.0 million in net working capital from the proceeds of the offering.

•	The borrowing of $25.0 million by Holly Energy Partners, L.P. under the credit agreement to be entered into concurrently with the public offering to fund an additional $25.0 million distribution to Holly Corporation.

•	The execution of a pipelines and terminals agreement with Holly Corporation as described in Note 5 below.

       Upon completion of the offering, Holly Energy Partners, L.P. anticipates incurring incremental general and administrative costs related to becoming a separate public entity (e.g. cost of tax return preparation, annual and quarterly reports to unitholders, investor relations, directors’ and officers’ insurance and registrar and transfer agent fees) at an annual rate of approximately $1.7 million. In addition, Holly Energy Partners, L.P. will pay Holly Corporation an annual administrative fee of $2.0 million for the provision of general and administrative services for our benefit. The pro forma financial statements do not reflect this $3.7 million in general and administrative expenses.

HOLLY ENERGY PARTNERS, L.P.

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 2.	Pro Forma Adjustments and Assumptions

       (a) Reflects the elimination of assets, liabilities and partners’ equity and the related revenues and expenses not contributed to Holly Energy Partners, L.P. but included in the historical combined financial statements of Navajo Pipeline Co., L.P. (Predecessor). All crude oil and intermediate product pipelines have been retained by Holly Corporation.

       (b) Reflects the gross proceeds to Holly Energy Partners, L.P. of $135.0 million for the issuance and sale of 6,000,000 common units at an assumed initial public offering price of $22.50 per unit.

       (c) Reflects the payment of the estimated underwriting discount of $9.3 million and other expenses of the offering of $3.0 million.

       (d) Reflects the borrowing of $25.0 million under the credit agreement at the closing of the offering to fund an additional cash distribution to Holly Corporation.

       (e) Reflects repayment of $30.1 million of debt owed to Holly Corporation.

       (f) Reflects the distribution to Holly Corporation of $82.6 million in proceeds from the public offering of common units, in part to reimburse it for certain capital expenditures, and an additional cash distribution of $25.0 million funded with a borrowing under the credit agreement.

       (g) The adjustment also reflects the replenishment of $10.0 million in net working capital that was not contributed to Holly Energy Partners, L.P. by Holly Corporation.

       (h) Reflects the allocation of $62.8 million of the net parent investment, of which $7.6 million is allocated to the 1,000,000 common units, $53.0 million is allocated to the 7,000,000 subordinated units and $2.2 million is allocated to the 2% general partner interest.

       (i) Reflects recognition of intercompany revenues for pipelines and terminals contributed to Holly Energy Partners, L.P. that have not been previously recorded in the historical financial records of Navajo Pipeline Co., L.P. (Predecessor). Product volumes used in the calculations are historical volumes transported on or terminalled in facilities included in the predecessor financial statements. Tariff rates and terminal services fees utilized are those established in the pipelines and terminals agreement to be entered into in connection with the offering.

       (j) Reflects interest expense at 7.0% on the $25.0 million borrowing described in (d) above. Should the actual interest rate increase or decrease by 0.5%, pro forma interest expense would increase or decrease by $125,000 for the year ended December 31, 2003 and $31,250 for the three months ended March 31, 2004.

Note 3.	Pro Forma Net Income Per Unit

       Pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to the common and subordinated unitholders, which is 98% of pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units assumed to be outstanding was 14,000,000. All units were assumed to have been outstanding since January 1, 2003. Basic and diluted pro forma net income per unit is equal as there are no dilutive units at the date of closing of the initial public offering of the common units of Holly Energy Partners, L.P. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in less net income proportionately being allocated to the holders of common and subordinated units. The pro forma

HOLLY ENERGY PARTNERS, L.P.

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited) — (Continued)

net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

Note 4.	Description of Equity Interest in Holly Energy Partners, L.P.

       The common units and subordinated units represent limited partner interests in Holly Energy Partners, L.P. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under the Holly Energy Partners, L.P. partnership agreement.

       The common units will have the right to receive a minimum quarterly distribution of $0.50 per unit, or $2.00 on an annualized basis, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. In addition, if the aggregate ownership of common and subordinated units owned by persons other than the general partner and its affiliates is less than 20%, the general partner will have a right to call the common units at a price not less than the then-current market price of the common units.

       The subordinated units generally receive quarterly cash distributions only when common units have received a minimum quarterly distribution of $0.50 per unit for each quarter since the commencement of operations. Subordinated units will convert into common units on a one-for-one basis when the subordination period ends. The subordination period will end when Holly Energy Partners, L.P. meets financial tests specified in the partnership agreement but generally cannot end before June 30, 2009.

       The general partner interest is entitled to at least 2% of all distributions made by Holly Energy Partners, L.P. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of available cash after the minimum quarterly distributions have been achieved, and as additional target levels are met. The higher percentages range from 15% up to 50%. The pro forma financial statements assume that no incentive distributions were made to the general partner. In subsequent periods, Holly Energy Partners, L.P. will apply the hypothetical liquidation at book value method in allocating income to the various partnership interests.

Note 5.	Agreements with Holly Corporation

       In conjunction with the offering and related transactions, Holly Corporation and Holly Energy Partners, L.P. will enter into the following agreements.

Pipelines and Terminals Agreement

       Under a pipelines and terminals agreement, Holly Corporation will pay Holly Energy Partners, L.P. a minimum level of revenues for transporting and terminalling refined products. Please read “Business — Our Relationship with Holly Corporation — Pipelines and Terminals Agreement” for a description of this agreement.

Omnibus Agreement

       Under an omnibus agreement with Holly Corporation, Holly Energy Partners, L.P. will pay Holly Corporation or the general partner an annual administrative fee, initially in the amount of $2.0 million for the provision by Holly Corporation or its affiliates of various general and administrative services to us for three years following this offering. Under the omnibus agreement, Holly Corporation will also agree to indemnify Holly Energy Partners, L.P. for

HOLLY ENERGY PARTNERS, L.P.

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited) — (Continued)

ten years after the closing of the offering against certain potential environmental liabilities associated with the operation of the assets and occurring before the closing date of the offering. Holly Corporation’s maximum liability for this indemnification obligation will not exceed $15 million and Holly Corporation will not have any obligation under this indemnification until Holly Energy Partners, L.P.’s losses exceed $200,000. Holly Energy Partners, L.P. has agreed to indemnify Holly Corporation and its affiliates against environmental liabilities related to the assets to the extent Holly Corporation is not required to indemnify Holly Energy Partners, L.P. In addition, Holly Corporation and its affiliates will agree, with certain exceptions, not to engage in, whether by acquisition or otherwise, the business of operating crude oil pipelines or terminals, refined products pipelines or terminals, intermediate pipelines or terminals, truck racks or crude oil gathering systems in the continental United States. The omnibus agreement also grants Holly Corporation a right of first refusal to purchase our assets that serve its refineries. In addition, Holly Corporation has granted us a three-year option to purchase its intermediate pipelines pursuant to the omnibus agreement. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” for a complete description of this agreement.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Holly Logistic Services, L.L.C.

       We have audited the accompanying consolidated combined balance sheets of Navajo Pipeline Co., L.P. (Predecessor) (the “Predecessor”) as of December 31, 2003, and 2002 and the related statements of consolidated combined income and partners’ equity and of cash flows for each of the three years in the period ended December 31, 2003. These consolidated combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated combined financial statements referred to above present fairly, in all material respects, the consolidated combined financial position of Navajo Pipeline Co., L.P. (Predecessor) at December 31, 2003 and 2002 and the consolidated combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Dallas, Texas

March 12, 2004

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

CONSOLIDATED COMBINED BALANCE SHEETS

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$6,694	$4,378
Accounts receivable:
Trade	152	755	675
Affiliates	22,707	30,101	40,083

	22,859	30,856	40,758
Inventories	252	248	282

Total current assets	23,111	37,798	45,418
Properties and equipment, net	60,073	95,826	95,890
Transportation agreement, net	—	6,801	6,280
Investment in Rio Grande Pipeline Company	5,154	—	—

Total assets	$88,338	$140,425	$147,588

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$488	$2,745	$1,205
Accounts payable-affiliates	17,525	21,322	20,835
Accrued liabilities	2,046	1,979	2,167
Short-term debt	—	30,082	30,082

Total current liabilities	20,059	56,128	54,289
Commitments and contingencies			—
Non-current liabilities	—	961	705
Minority interests	—	14,476	14,114
Net partners’ equity	68,279	68,860	78,480

Total liabilities and partners’ equity	$88,338	$140,425	$147,588

See Accompanying Notes.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

CONSOLIDATED COMBINED STATEMENTS OF INCOME AND PARTNERS’ EQUITY

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
Revenues:
Affiliates	$13,286	$14,941	$13,901	$2,360	$10,817
Third parties	7,361	8,640	16,899	3,302	7,954

	20,647	23,581	30,800	5,662	18,771

Operating costs and expenses:
Operations	17,388	19,442	24,193	5,166	6,452
Depreciation and amortization	3,740	4,475	6,453	1,179	2,046
Selling, general and administration	—	—	—		—

	21,128	23,917	30,646	6,345	8,488

Operating income (loss)	(481)	(336)	154	(683)	10,273
Other income:
Equity in earnings of Rio Grande Pipeline Company through June 30, 2003	2,284	2,737	894	285	—
Interest and other income	620	269	291	37	35

	2,904	3,006	1,185	322	35

Income before minority interest	2,423	2,670	1,339	(361)	10,308
Minority interest in Rio Grande Pipeline Company	—	—	(758)	—	(688)

Net income (loss)	2,423	2,670	581	(361)	9,620
Beginning partners’ equity	63,186	65,609	68,279	68,279	68,860

Ending partners’ equity	$65,609	$68,279	$68,860	$67,918	$78,480

See Accompanying Notes.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

CONSOLIDATED COMBINED STATEMENTS OF CASH FLOWS

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$2,423	$2,670	$581	$(361)	$9,620
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,740	4,475	6,453	1,179	2,046
Minority interest in Rio Grande Pipeline Company	—	—	758	—	688
Equity in earnings of Rio Grande Pipeline Company (through June 30, 2003)	(2,284)	(2,737)	(894)	(285)	—
(Increase) decrease in current assets:
Accounts receivable	(5,156)	(1,520)	(7,997)	(1,816)	(9,848)
Inventories	394	(14)	4	—	(26)
Increase (decrease) in current liabilities:
Accounts payable	(201)	(115)	2,303	(145)	(1,539)
Accounts payable-affiliates	8,594	4,805	4,636	1,847	(590)
Accrued liabilities	2,763	(3,293)	65	(232)	(68)

Net cash provided by operating activities	10,273	4,271	5,909	187	283

Cash flows from investing activities:
Additions to properties and equipment	(11,516)	(6,758)	(6,771)	(187)	(1,549)
Cash distributions from Rio Grande Pipeline Company	1,243	2,487	—	—	—
Cash distributions to minority interest	—	—	(1,350)	—	(1,050)
Purchase of a 45% interest in Rio Grande Pipeline Company	—	—	(21,176)		—

Net cash used for investing activities	(10,273)	(4,271)	(29,297)	(187)	(2,599)

Cash flows from financing activities:
Short-term financings	—	—	30,082	—	—

Net cash provided by financing activities	—	—	30,082	—	—

Cash and cash equivalents:
Increase for the year	—	—	6,694	—	(2,316)
Beginning of period	—	—	—	—	6,694

End of period	$—	$—	$6,694	$—	$4,378

See Accompanying Notes.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

Note 1:     Description of Business and Summary of Significant Accounting Policies

Description of Business

       Navajo Pipeline Co., L.P. (“NPL”) and its consolidated subsidiary, herein referred to as the “Company” unless the context otherwise indicates, is a wholly-owned subsidiary of Holly Corporation (“Holly”). The Company operates in one business segment, the operation of common carrier and proprietary petroleum pipeline and terminal facilities utilized by Holly and its other subsidiary entities in conducting its business principally as an independent petroleum refiner.

       Navajo Refining Company, L.P. (“Navajo”), another of Holly’s wholly-owned subsidiaries, owns a refinery in Artesia, New Mexico, which Navajo operates in conjunction with crude, vacuum distillation and other facilities situated 65 miles away in Lovington, New Mexico (collectively, the “Navajo Refinery”). The Navajo Refinery, which produces high value refined products such as gasoline, diesel fuel and jet fuel, has a crude capacity of 75,000 barrels-per-day (“BPD”), can process a variety of sour (high sulfur) crude oils and serves markets in the southwestern United States and northern Mexico. In conjunction with the operations of the Navajo Refinery, the Company and Navajo operate approximately 780 miles of refined product pipelines as part of the Company’s product distribution network. The Company’s terminal operations include one truck rack at the Navajo Refinery and five integrated refined product terminals located in New Mexico, Texas and Arizona, as well as a refined product terminal in Mountain Home, Idaho.

       In June 2003, Holly acquired the Woods Cross refinery located in Salt Lake City and a related truck rack, as well as terminal facilities located in Washington and Idaho. The Woods Cross refinery, which produces high value refined products such as gasoline, diesel fuel and jet fuel, has a crude capacity of 25,000 bpd, can process a variety of sour (high sulfur) crude oils and serves markets in Utah, Idaho, Washington and Wyoming. In conjunction with Holly’s acquisition of the Woods Cross refinery, the Company acquired the related truck rack at the Woods Cross Refinery and a refined product terminal in Spokane, Washington and a 50% non-operating interest in product terminals in Boise and Burley, Idaho.

       Additionally, the Company has a 70% interest in Rio Grande Pipeline Company (“Rio Grande”), which provides transportation of liquid petroleum gases (“LPG”) to northern Mexico.

Principles of Consolidation and Combination

       The consolidated combined financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. In addition, the consolidated financial statements include the financial position and results of operations of pipeline and terminal facilities owned by Holly and/or Navajo, which will be contributed to Holly Energy Partners, L.P. concurrently with the completion of its initial public offering.

       The consolidated combined financial statements also include financial data, at historical cost, related to the carved-in assets owned by Holly Corporation and its wholly-owned subsidiaries, other than the Company, that will be contributed to Holly Energy Partners, L.P. upon completion of its initial public offering, all accounted for as entities under common control.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED

FINANCIAL STATEMENTS — (Continued)
(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

       On June 30, 2003, the Company acquired an additional 45% partnership interest in Rio Grande bringing its ownership to 70%. Prior to June 30, 2003, the Company has accounted for its interest in Rio Grande as an equity investment, recognizing its representative share of Rio Grande’s reported income, plus amortization of the difference between the historical cost of its investment and the underlying equity in Rio Grande. Effective June 30, 2003, the Company has consolidated the balance sheet of Rio Grande and fully consolidated Rio Grande’s operations and cash flows commencing July 1, 2003 as presented in Note 9.

Interim Financial Statements

       The consolidated combined financial statements for the three months ended March 31, 2003 and 2004 included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods.

       Such adjustments are considered to be of a normal recurring nature. Results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the results of operations that will be realized for the year ended December 31, 2004.

Use of Estimates

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

       For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

       The majority of the accounts receivable are due from affiliates of Holly or independent companies in the petroleum industry. Credit is extended based on evaluation of the customer’s financial condition and in certain circumstances, collateral, such as letters of credit or guarantees, is required. Credit losses are charged to income when accounts are deemed uncollectible and historically have been minimal.

Inventories

       Inventories consisting of materials and supplies are stated at the lower of cost, using the average cost method, or market.

Long-lived Assets

       The Company evaluates long-lived assets for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED

FINANCIAL STATEMENTS — (Continued)
(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

be recorded is equal to the amount by which a long-lived asset’s carrying value exceeds its fair value. No impairments of long-lived assets were recorded during the periods included in these financial statements.

Investments in Joint Ventures

       The Company accounts for investments in, and earnings from, joint ventures, where it has ownership of 50% or less, using the equity method.

Revenue Recognition

       Revenues are recognized as products are shipped through the Company’s pipelines and terminals, except that prior to January 1, 2004 pipeline tariff and terminal services fee revenues have not been recorded on intra company services utilizing facilities not considered common carriers. Effective January 1, 2004, the Company adopted a new accounting policy requiring the recording of all intracompany and intercompany tariffs and terminal service fees. Prior to January 1, 2004, these revenues have not been recognized as the facilities were operated as a component of Holly’s petroleum refining and marketing business and there was no impact on Holly’s consolidated financial position or results of operations. Approximately $8.0 million of revenue was recognized in the three months ended March 31, 2004 under the new accounting policy.

       Additional pipeline transportation revenues result from an operating lease of an interest in the capacity of a Company pipeline.

Depreciation and Amortization

       Depreciation is provided by the straight-line method over the estimated useful lives of the assets, primarily 10 to 16 years for pipeline and terminal facilities, 23 to 33 years for certain regulated pipelines and 3 to 10 years for corporate and other assets. Maintenance, repairs and major replacements are generally expensed as incurred. Costs of replacements constituting improvement are capitalized. The transportation agreement is being amortized over the ten-year period of the agreement.

Environmental Costs

       Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are included in other assets to the extent such recoveries are considered probable.

Income Taxes

       As a partnership, the Company, including the operations contributed by Holly and/or Navajo, is not subject to income taxes. Accordingly, taxable income of the Company is allocated to the partners who are responsible for payment of any income taxes thereon.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED

FINANCIAL STATEMENTS — (Continued)
(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

Earnings Per Share

       The Company is a wholly-owned subsidiary of Holly and accordingly does not calculate earnings per share.

New Accounting Pronouncements

SFAS No. 142 “Goodwill and Other Intangible Assets”

       In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” which changes how goodwill and other intangible assets are accounted for subsequent to their initial recognition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted; however, all goodwill and intangible assets acquired after June 30, 2001, are immediately subject to the provisions of this statement. The Company adopted the standard effective August 1, 2002 and there was no material effect on its financial condition, results of operations, or cash flows.

SFAS No. 143 “Accounting for Asset Retirement Obligations”

       In June 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which requires that the fair value for an asset retirement obligation be capitalized as part of the carrying amount of the long-lived asset if a reasonable estimate of fair value can be made. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company adopted the standard effective August 1, 2002 and there was no material effect on its financial condition, results of operations, or cash flows.

SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets”

       In August 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, but carries over the key guidance from SFAS No. 121 in establishing the framework for the recognition and measurement of long-lived assets to be disposed of by sale and addresses significant implementation issues. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. The Company adopted the standard effective August 1, 2002 and there was no material effect on its financial condition, results of operations, or cash flows.

SFAS No. 146 “Accounting for Certain Costs Associated with Exit or Disposal Activities”

       In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which nullifies Emerging Issues Task Force (“EITF”) 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes fair value as the objective for initial measurement of liabilities. This differs from EITF 94-3 that stated that liabilities for exit costs were to be recognized as of the date of an entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this standard has had no impact on results of operations of the Company.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED

FINANCIAL STATEMENTS — (Continued)
(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

Note 2:     Properties, Plants and Equipment

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Land and right of way	$5,331	$5,372	$5,387
Pipelines and terminals	83,600	130,042	131,417
Other	4,089	4,329	4,577
Construction in progress	—	541	421

	93,020	140,284	141,802
Less accumulated depreciation	32,947	44,458	45,912

	$60,073	$95,826	95,890

       During fiscal years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, the Company capitalized no interest related to major construction projects.

Note 3:     Investment in Rio Grande Pipeline Company

       In 1995, the Company entered into a joint venture, Rio Grande, to transport liquid petroleum gas to Mexico. The Company had a 25% interest in the joint venture through June 30, 2003 and accounted for its interest using the equity method. Effective June 30, 2003, the Company acquired an additional 45% interest in Rio Grande, financed by non-interest bearing borrowings of $28.7 million from Holly Corporation. Subsequent to June 30, 2003, Rio Grande has been consolidated in the Company’s financial statements. The following condensed financial information relates to the period prior to its full consolidation in the financial statements. The Company amortizes the difference between the cost of its investment and its equity in the underlying entity over the estimated useful life of Rio Grande’s long-term assets.

	December 31,
			June 30,
	2001	2002	2003

	(In thousands)
Current assets	$3,748	$5,153	$7,914
Property, plant and equipment, net	36,589	35,524	34,905
Other assets	10,967	8,884	7,843

	$51,304	$49,561	$50,662

Current liabilities	$1,393	$1,492	$437
Partners’ equity	49,911	48,069	50,225

	$51,304	$49,561	$50,662

Revenues	$12,545	$14,225	$6,591

Expenses	$6,372	$6,146	$4,451

Net income	$6,294	$8,108	$2,156

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED

FINANCIAL STATEMENTS — (Continued)
(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

Note 4:     Retirement and Benefit Plans

       Employees of the Company participate in the retirement and benefit plans of Holly. Holly charges the Company for costs associated with such retirement and benefit plans. The Company’s share of such costs for the years ended December 31, 2001, 2002 and 2003 was $580,000, $658,000 and $752,000, respectively. The Company’s share of such costs for the three months ended March 31, 2003 and 2004 was $103,000 and $211,000, respectively.

Note 5:     Lease Commitments

       The Company leases certain facilities, pipelines and equipment under operating leases, most of which contain renewal options. At December 31, 2003, the minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year total in the aggregate approximately $18.7 million payable, $5.3 million annually through 2006 and $1.4 million in 2007. Rental expense charged to operations was $5.3 million in 2001, $5.3 million in 2002, and $5.0 million in 2003 and $1.3 million in each of the three month periods ended March 31, 2003 and 2004.

Note 6:     Contingencies

       The Company is a party to various regulatory proceedings and various other litigation which it believes, based on advice of counsel, will not have a materially adverse impact on the Company’s financial condition, results of operations or cash flows.

Note 7:     Significant Customers

       All revenues are domestic revenues, of which approximately 64%, 63%, 45% and 58% were received from Holly Corporation and its affiliates for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively. In addition, an independent third party customer accounted for approximately 25%, 27%, 21% and 10% of revenues for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively. A second third party customer accounted for approximately 22% and 24% of revenues for 2003 and the three months ended March 31, 2004, respectively.

Note 8:     Interest and Other Income

       The Company received interest income from Holly during each of the three years ended December 31, 2003 and the three months ended March 31, 2004 based on inter-company common treasury accounts.

NAVAJO PIPELINE CO., L.P. (PREDECESSOR)

NOTES TO HISTORICAL CONSOLIDATED COMBINED

FINANCIAL STATEMENTS — (Continued)
(Information as of March 31, 2004 and for the three months
ended March 31, 2003 and 2004 is unaudited)

Note 9:     Acquisition of Additional Equity Interest in Rio Grande Pipeline Company

       On June 30, 2003, the Company acquired an additional 45% interest in Rio Grande Pipeline Company for $28.7 million, approximately $6.1 million greater than the underlying equity in the net assets of Rio Grande Pipeline Company. The excess of the allocated purchase price over the Company’s equity in the net assets of Rio Grande Pipeline Company will be amortized over 10 years, or approximately $0.6 million annually. Had the purchase been made effective January 1, 2001, the financial statements of Rio Grande Pipeline Company would have been included in the consolidated financial statements of the Company for each of the three years then ended with the following pro forma impact on the consolidated combined statements of income.

	Year Ended December 31,

	2001	2002	2003

	(In thousands)
Revenues as reported	$20,647	$23,581	$30,800
Revenues from Rio Grande Pipeline Company	12,545	14,225	6,591

Pro forma revenues	$33,192	$37,806	$37,391

Net income as reported	$2,423	$2,670	$581
Additional income from acquired interest	2,832	3,648	970

Pro forma net income	$5,255	$6,318	$1,551

REPORT OF INDEPENDENT AUDITORS

To the Partners of

Rio Grande Pipeline Company

       We have audited the accompanying balance sheets of Rio Grande Pipeline Company as of December 31, 2001 and 2002 and June 30, 2003 and the related statements of income, changes in partners’ equity and cash flows for each of the two years in the period ended December 31, 2002 and the six months ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require than we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rio Grande Pipeline Company at December 31, 2001 and 2002 and June 30, 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 and the six months ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Tulsa, Oklahoma

March 5, 2004

RIO GRANDE PIPELINE COMPANY

BALANCE SHEETS

	December 31,
			June 30,
	2001	2002	2003

	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$2,284	$4,463	$7,284
Accounts receivable-affiliate	1,462	690	630
Accounts receivable-other	2	—	—

	3,748	5,153	7,914
Property, Plant and Equipment, at cost:
Pipeline and related equipment	42,269	42,449	42,449
Construction in progress	6	—	—

	42,275	42,449	42,449
Less accumulated depreciation	(5,686)	(6,925)	(7,544)

	36,589	35,524	34,905
Other Assets:
Transportation agreement	20,835	20,835	20,835
Less accumulated amortization	(9,868)	(11,951)	(12,992)

	10,967	8,884	7,843

Total Assets	$51,304	$49,561	$50,662

LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Accounts payable-trade and other	$150	$353	$96
Accounts payable-affiliate	198	102	56
Taxes payable-property and use	195	194	131
Other current liabilities	850	843	154

	1,393	1,492	437
Partners’ Capital:
Juarez Pipeline Company	22,460	21,630	—
Amoco Rio Grande Pipeline Company	14,973	14,421	15,068
Navajo Southern, Inc.	12,478	12,018	35,157

	49,911	48,069	50,225

Total Liabilities and Partners’ Capital	$51,304	$49,561	$50,662

See Accompanying Notes.

RIO GRANDE PIPELINE COMPANY

STATEMENTS OF INCOME

	Year Ended		Six Months
	December 31,		Ended
			June 30,
	2001	2002	2003

	(In thousands)
Revenues, affiliate	$12,545	$14,225	$6,591
Expenses:
Operations	3,056	2,825	2,790
Depreciation and amortization	3,316	3,321	1,661

	6,372	6,146	4,451
Other income, net	121	29	16

Net income	$6,294	$8,108	$2,156

See Accompanying Notes.

RIO GRANDE PIPELINE COMPANY

STATEMENTS OF CASH FLOWS

	Year Ended		Six Months
	December 31,		Ended
			June 30,
	2001	2002	2003

	(In thousands)
Cash Flows from Operating Activities:
Net income	$6,294	$8,108	$2,156
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,316	3,321	1,661
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(642)	774	60
Increase (Decrease) in current liabilities:
Accounts payable	(301)	107	(303)
Taxes payable-property and use	85	—	(63)
Other current liabilities	(2,395)	(7)	(690)

Net cash provided by operating activities	6,357	12,303	2,821
Cash Flows from Investing Activities:
Acquisition of property, plant and equipment	(7)	(174)	—
Cash Flows from Financing Activities:
Cash distributions	(4,970)	(9,950)	—

Increase in cash and cash equivalents	1,380	2,179	2,821
Cash and cash equivalents — beginning of period	904	2,284	4,463

Cash and cash equivalents — end of period	$2,284	$4,463	$7,284

See Accompanying Notes.

RIO GRANDE PIPELINE COMPANY

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

		Amoco
	Juarez	Rio Grande
	Pipeline	Pipeline	Navajo
	Company	Company	Southern Inc.	Total

	(In thousands)
Balance — January 1, 2001	$21,864	$14,576	$12,147	$48,587
Cash distributions	(2,236)	(1,491)	(1,243)	(4,970)
Net income	2,832	1,888	1,574	6,294

Balance — December 31, 2001	22,460	14,973	12,478	49,911
Cash distributions	(4,478)	(2,985)	(2,487)	(9,950)
Net income	3,648	2,433	2,027	8,108

Balance — December 31, 2002	21,630	14,421	12,018	48,069
Net income — six months ended June 30, 2003	970	647	539	2,156
Transfer of ownership	(22,600)	—	22,600	—

Balance — June 30, 2003	$—	$15,068	$35,157	$50,225

See Accompanying Notes.

RIO GRANDE PIPELINE COMPANY

NOTES TO HISTORICAL FINANCIAL STATEMENTS

Note 1:     Organization and Nature of Business

       Rio Grande Pipeline Company (“Rio Grande”), a Texas partnership, was organized in 1995 for the purpose of constructing a pipeline and providing petroleum products transportation, including natural gas liquids, from West Texas to the United States/ Mexico border. Rio Grande is a partnership initially owned by Juarez Pipeline Company (“Juarez”) (45%), Amoco Rio Grande Pipeline Company (“Amoco”) (30%) and Navajo Southern, Inc. (“Navajo”) (25%). Navajo is a wholly-owned subsidiary of Navajo Pipeline Co., L.P. Juarez was a wholly-owned subsidiary of Williams Natural Gas Liquids, Inc. (“WNGL”). On June 30, 2003, Navajo purchased Juarez’s interest in Rio Grande and now owns 70% of Rio Grande.

       Rio Grande’s operations include the transportation, pumping and metering of propane-butane mix. Tariff charges for pipeline operations are made on account to Amoco Oil Company, sole shipper on the pipeline. Amoco Oil Company is invoiced and the related revenue is recognized as deliveries are made. The tariff rates, shipping regulations and other practices of Rio Grande are regulated by the Federal Energy Regulatory Commission pursuant to the provisions of the Interstate Commerce Act applicable to interstate common carrier petroleum and petroleum products pipelines. These statutes require the filing of reasonable and nondiscriminatory tariff rates and subject Rio Grande to certain other regulations concerning its terms and conditions of service. Rio Grande performs periodic credit evaluations of its customer’s financial condition and generally does not require collateral.

       Effective April 1997, Rio Grande and Amoco Oil Company entered into a ten-year transportation agreement. The agreement provides that Amoco Oil Company will ship a minimum average of 16,500 bpd for the duration of the agreement.

Note 2:     Accounting Policies

       Use of Estimates — The preparation of Rio Grande’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Cash Equivalents — Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash. All investments classified as cash equivalents have maturities at the date of purchase of three months or less.

       Long-Lived Assets — Rio Grande records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Long-lived assets that are held for disposal are valued at the lower of carrying amount or fair value less cost to sell.

       Depreciation — Depreciation is computed using the straight-line method at annual rates ranging from 2.6% to 10%. Maintenance, repairs and minor replacements are generally expensed as incurred. Costs of replacements constituting improvements are capitalized.

       Income Taxes — As a partnership, Rio Grande is not subject to income taxes. Accordingly, taxable income of Rio Grande is allocated to the partners who are responsible for the payment of taxes thereon.

       Revenue Recognition — Revenues are recognized when earned based upon delivery of product.

RIO GRANDE PIPELINE COMPANY

NOTES TO HISTORICAL FINANCIAL STATEMENTS — (Continued)

       Regulatory Requirements — These financial statements are prepared in accordance with accounting principles generally accepted in the United States. The information contained in these financial statements may differ in some respects from the information filed with the Federal Energy Regulatory Commission.

Note 3:     Related Parties

       As discussed in Note 1, Amoco Oil Company is the sole shipper on the pipeline operating under a ten-year transportation agreement as discussed below. All transactions with Amoco Oil Company have been labeled as affiliate transactions on the balance sheet and statements of income.

       Mid-America Pipeline Company (“MAPL”) served as operator of Rio Grande until August 1, 2002. MAPL resigned as operator of Rio Grande effective August 1, 2002, but continued to operate the pipeline until January 31, 2003. Effective August 1, 2002, WNGL provided management services to Rio Grande. In accordance with the partnership agreement and the operating agreement, a re-bid process and the appointment of a new operator was completed February 1, 2003. The partnership appointed Magellan Pipeline Company, LLC (“MPL”) (formerly known as Williams Pipe Line Company, LLC) as the new operator effective February 1, 2003. Rio Grande paid management fees to MAPL totalling $335,000 and $180,000 in 2001 and 2002 respectively. Rio Grande paid management fees to WNGL totaling $133,000 in 2002 and $26,000 for the six months ended June 30, 2003 and paid MPL $375,000 in 2003.

Note 4:     Transportation Agreement

       Costs related to the transportation agreement were incurred by Rio Grande in constructing certain pipeline and terminal facilities located in Mexico, which were then contributed to an affiliate of Pemex, the national oil company of Mexico. In exchange, Rio Grande received a ten-year transportation agreement from Amoco Oil Company, which entered into a ten-year agreement with Pemex to purchase product from Amoco Oil Company. Rio Grande is amortizing the capitalized costs over the ten-year period of the agreement. Rio Grande recorded amortization expense of $2,083,000 in each of the years ended December 31, 2001 and 2002 and $1,041,000 for the six months ended June 30, 2003.

Note 5:     Contingencies

       Texas Explosion Litigation — On November 17, 1999, a section of the Rio Grande pipeline 75 miles east of El Paso, Texas ruptured. A passing vehicle apparently ignited the resulting cloud of liquefied petroleum gas, and the ensuing explosion and fire injured two individuals on a nearby highway. The force of the explosion also apparently damaged a valve on an adjacent third-party crude oil line, causing that line to rupture and catch fire. During 1999 through 2001, Rio Grande accrued $7,307,000 representing the amount it expected to incur to resolve personal injury, property damage and business interruption claims and paid $6,458,000 to claimants. During 2002 and 2003, Rio Grande made net payments of $5,000 and $689,000 to claimants, respectively. These expenses are included in operating expenses. Rio Grande continues to attempt to resolve a business interruption claim related to a 1999 explosion; the balance in other current liabilities related to this claim is $154,000 at December 31, 2002 and June 30, 2003. Rio Grande expects to settle this claim in 2004.

       During 2002, Rio Grande completed a field inspection of the operating pipeline system. As a result of the inspection, Rio Grande determined that repairs would be necessary to the pipeline to maintain the integrity of the welded joints. These repairs commenced in 2003 and are

RIO GRANDE PIPELINE COMPANY

NOTES TO HISTORICAL FINANCIAL STATEMENTS — (Continued)

expected to result in total repairs and maintenance expense for this particular project of approximately $1.4 million. In addition, Rio Grande replaced twenty-three miles of the 8-inch pipeline, as conventional pipeline rehabilitation is unfeasible. This capital project will cost $4.4 million and will be completed during 2004.

       In addition to the foregoing, various other proceedings are pending against Rio Grande incidental to its operations. Management believes the ultimate resolution of these matters will not have a material adverse effect upon Rio Grande’s future financial position, results of operations or cash flow requirements.

Note 6:     New Accounting Standards

       The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 141 establishes accounting and reporting standards for business combinations and requires all business combinations to be accounted for by the purchase method. The Statement is effective for all business combinations for which the date of acquisition is July 1, 2001 or later. SFAS No. 142 addresses accounting and reporting standards for goodwill and other intangible assets. Under this Statement, goodwill and intangible assets with indefinite useful lives will no longer be amortized but will be tested annually for impairment. The Statement became effective for all fiscal years beginning December 12, 2001. Rio Grande applied the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Application of the new rules did not have a material impact on Rio Grande’s results of operations or financial position.

       The FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and amends SFAS Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies.” The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs be capitalized as a part of the carrying amount of the long-lived asset. The Statement was effective for financial statements issued for fiscal years beginning after June 15, 2002. Rio Grande adopted the new rules on asset retirement obligations in 2003. Application of the new rules did not have a material impact on Rio Grande’s results of operations or financial position.

       In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and amends APB No. 30. The Statement retains the basic framework of SFAS No. 121, resolves certain implementation issues of SFAS No. 121, extends applicability to discontinued operations and broadens the presentation of discontinued operations to include a component of an entity. The Statement was to be applied prospectively and was effective for financial statements issued for fiscal years beginning after December 15, 2001. Application of the new rules did not have a material impact on Rio Grande’s results of operations or financial position.

Note 7:     Subsequent Events

       Subsequent to June 30, 2003, Rio Grande paid cash distributions to its partners of $4.5 million on October 31, 2003 and $3.5 million on January 30, 2004.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Holly Logistic Services, L.L.C.

       We have audited the accompanying balance sheet of Holly Energy Partners, L.P. (a Delaware limited partnership) (the “Partnership”) as of March 12, 2004. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

       We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Holly Energy Partners, L.P. at March 12, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Dallas, Texas

March 12, 2004

HOLLY ENERGY PARTNERS, L.P.

BALANCE SHEET

March 12, 2004

ASSETS
Cash	$1,000

Total	$1,000

PARTNERS’ EQUITY
Limited Partner	$980
General Partner	20

Total	$1,000

See Accompanying Note.

HOLLY ENERGY PARTNERS, L.P.

NOTE TO BALANCE SHEET

Note 1.	Nature of Operations

       Holly Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), was formed on March 9, 2004 to ultimately acquire a substantial portion of the pipeline and terminalling assets of Holly Corporation and its wholly-owned subsidiaries (collectively, “Navajo Pipeline Co., L.P. (Predecessor)”). HEP Logistics Holdings, L.P., the Partnership’s general partner, is a wholly-owned subsidiary of Holly Corporation. The Partnership has adopted a January 1 to December 31 fiscal year. HEP Logistics Holdings, L.P. contributed $20 and Holly Corporation, the Partnership’s limited partner, contributed $980 to the Partnership on March 12, 2004. There have been no other transactions involving Holly Energy Partners, L.P. as of March 12, 2004.

       The Partnership intends to offer 6,000,000 common units representing limited partner interests to the public, pursuant to a public offering. It will concurrently issue to Holly Corporation and its affiliates 1,000,000 common units and 7,000,000 subordinated units, representing additional limited partner interests, and a 2% general partner interest and incentive distribution rights in exchange for the contribution of the assets of Navajo Pipeline Co., L.P. (Predecessor.)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

HEP Logistic Services, L.L.C.

       We have audited the accompanying balance sheet of HEP Logistics Holdings, L.P. as of March 12, 2004. This balance sheet is the responsibility of the HEP Logistics Holdings, L.P.’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

       We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require than we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HEP Logistics Holdings, L.P. at March 12, 2004 in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Dallas, Texas

March 12, 2004

HEP LOGISTICS HOLDINGS, L.P.

BALANCE SHEET

March 12, 2004

ASSETS
Cash	$980
Investment in Holly Energy Partners, L.P.	20

Total	$1,000

PARTNERS’ EQUITY
Limited Partner	$1,000
General Partner	—

Total	$1,000

See Accompanying Note.

HEP LOGISTICS HOLDINGS, L.P.

NOTE TO BALANCE SHEET

Note 1.	Nature of Operations

       HEP Logistics Holdings, L.P., a Delaware limited partnership (the “Partnership”), was formed on March 8, 2004 to become the general partner of Holly Energy Partners, L.P. Holly Logistic Services, L.L.C., the Partnership’s general partner, and the Partnership’s limited partner are both wholly-owned subsidiaries of Holly Corporation. Holly Logistic Services, L.L.C. contributed $0.10 and the wholly-owned subsidiary of Holly Corporation contributed $999.90 to the Partnership on March 12, 2004. HEP Logistics Holdings, L.P. has invested $20 in Holly Energy Partners, L.P. for its 2% general partnership interest. There have been no other transactions involving HEP Logistics Holdings, L.P. as of March 12, 2004.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP
OF
HOLLY ENERGY PARTNERS, L.P.

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF HOLLY ENERGY PARTNERS, L.P.

       THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF HOLLY ENERGY PARTNERS, L.P. dated as of                     , 2004, is entered into by and among HEP Logistics Holdings, L.P., a Delaware limited partnership, as the General Partner, and Holly Corporation, a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

       SECTION 1.1     Definitions.

       The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

       “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

       “Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

       “Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

       “Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

       “Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

       “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

       “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

       “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

       “Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

       “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

       “Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

       “Agreement” means this First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners L.P., as it may be amended, supplemented or restated from time to time.

       “Assignee” means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

       “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

       “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

       Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

       “Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.

       “Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

       “Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

       “Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

       “Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

       “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

       “Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

       “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

       “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, pipelines, terminals, docks, truck racks, tankage and other storage and distribution facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

       “Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

       “Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

       “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

       “Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

       “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

       “Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

       “Claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

       “Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

       “Closing Price” has the meaning assigned to such term in Section 15.1(a).

       “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

       “Combined Interest” has the meaning assigned to such term in Section 11.3(a).

       “Commission” means the United States Securities and Exchange Commission.

       “Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

       “Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

       “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed for trading.

       “Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

       “Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership, Holly Corporation and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

       “Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

       “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

       “Current Market Price” has the meaning assigned to such term in Section 15.1(a).

       “Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

       “Departing Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

       “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

       “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

       “Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

       “Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

       “Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

       “Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).

       “First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

       “First Target Distribution” means $0.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2004, it means the product of $0.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

       “Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership

(a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

       “General Partner” means HEP Logistics Holdings, L.P., a Delaware limited partnership, and its successors and permitted assigns as general partner of the Partnership.

       “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

       “Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

       “Group Member” means a member of the Partnership Group.

       “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

       “Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

       “Holly GP” means Holly Logistic Services, L.L.C., a Delaware limited liability company and the general partner of the General Partner, and its successors and permitted assigns as the general partner of the General Partner.

       “Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interests in HEP Pipeline Assets,

Limited Partnership, HEP Pipeline GP, L.L.C., Navajo Southern, L.P. and HEP Pipeline, L.L.C. to the Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

       “Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

       “Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

       “Indemnitee” means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the general partner of the General Partner or any Departing Partner, (d) any individual who is or was a director, officer, or manager of any Person which any of the preceding clauses of this definition describes, or (e) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

       “Initial Common Units” means the Common Units sold in the Initial Offering.

       “Initial Limited Partners” means Holly Corporation, Navajo Refining Company, L.P. Woods Cross Refining Company, L.L.C. and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

       “Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

       “Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

       “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

       “Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

       “Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

       “Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

       “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

       “Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

       “Merger Agreement” has the meaning assigned to such term in Section 14.1.

       “Minimum Quarterly Distribution” means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2004, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

       “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

       “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

       “Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

       “Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net

Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

       “Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

       “Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

       “Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

       “Non-citizen Assignee” means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

       “Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

       “Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

       “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

       “Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

       “Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among Holly Corporation Navojo Pipeline Co., L.P., Holly GP, the General Partner, the Partnership, HEP Logistics GP, L.L.C. and the Operating Partnership.

       “Operating Expenditures” means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner’s good faith allocation between the amounts paid for each shall be conclusive.

       “Operating Partnership” means HEP Operating Company, L.P., a Delaware limited partnership, and any successors thereto.

       “Operating Partnership Agreement” means the Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

       “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $10 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves that are necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

       Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

       “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

       “Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

       “Organizational Limited Partner” means Holly Corporation in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

       “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who

acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

       “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

       “Parity Units” means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

       “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

       “Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

       “Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

       “Partners” means the General Partner and the Limited Partners.

       “Partnership” means Holly Energy Partners, L.P., a Delaware limited partnership, and any successors thereto.

       “Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

       “Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

       “Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

       “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

       “Percentage Interest” means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

       “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

       “Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

       “Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

       “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

       “Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

       “Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

       “Record Date” means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

       “Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

       “Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

       “Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-113588) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

       “Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General

Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

       “Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

       “Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

       “Restricted Business” has the meaning assigned to such term in the Omnibus Agreement.

       “Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

       “Second Target Distribution” means $0.625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2004, it means the product of $0.625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

       “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

       “Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

       “Special Approval” means approval by a majority of the members of the Conflicts Committee.

       “Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

       “Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first day of any Quarter beginning after June 30, 2009 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

       “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

       “Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

       “Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

       “Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

       “Third Target Distribution” means $0.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2004, it means the product of $0.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

       “Trading Day” has the meaning assigned to such term in Section 15.1(a).

       “Transfer” has the meaning assigned to such term in Section 4.4(a).

       “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

       “Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

       “Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

       “Underwriting Agreement” means the Underwriting Agreement dated                     , 2004 among the Underwriters, the Partnership, the General Partner, Holly GP, HEP Logistics GP, LLC, the Operating Partnership and Holly Corporation, providing for the purchase of Common Units by such Underwriters.

       “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

       “Unitholders” means the holders of Units.

       “Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

       “Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

       “Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

       “Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

       “Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

       “U.S. GAAP” means United States Generally Accepted Accounting Principles consistently applied.

       “Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

       “Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.

       SECTION 1.2     Construction.

       Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) for so long as the General Partner has a general partner, references to directors, officers and employees of the General Partner shall mean the directors, officers and employees of Holly GP (and its successors and permitted assigns) acting for or on behalf of the General Partner.

ARTICLE II

ORGANIZATION

       SECTION 2.1     Formation.

       The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Holly Energy Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

       SECTION 2.2     Name.

       The name of the Partnership shall be “Holly Energy Partners, L.P.” The Partnership’s business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its sole discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

       SECTION 2.3     Registered Office; Registered Agent; Principal Office; Other Offices.

       Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 100 Crescent Court, Suite 1600, Dallas, Texas 75201 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

       SECTION 2.4     Purpose and Business.

       The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner in any other Group Member that is a partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner in any other Group Member that is a partnership pursuant to any Group Member Agreement or otherwise, (b) to serve as a member, shareholder or other equity interest holder of any Group Member that is a limited liability company or corporation and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership as a member, shareholder or other equity interest holder of any Group Member that is a limited liability company or corporation pursuant to any Group Member Agreement or otherwise, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

       SECTION 2.5     Powers.

       The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

       SECTION 2.6     Power of Attorney.

       (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

       (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

       SECTION 2.7     Term.

       The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

       SECTION 2.8     Title to Partnership Assets.

       Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

       SECTION 3.1     Limitation of Liability.

       The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

       SECTION 3.2     Management of Business.

       No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

       SECTION 3.3     Outside Activities of the Limited Partners.

       Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

       SECTION 3.4     Rights of Limited Partners.

       (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense:

(i) promptly after becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(ii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(iii) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

       (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;

REDEMPTION OF PARTNERSHIP INTERESTS

       SECTION 4.1     Certificates.

       Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

       SECTION 4.2     Mutilated, Destroyed, Lost or Stolen Certificates.

       (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

       (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

       If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

       (c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

       SECTION 4.3     Record Holders.

       The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

       SECTION 4.4     Transfer Generally.

       (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the general partner of the Partnership, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

       (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

       (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

       SECTION 4.5     Registration and Transfer of Limited Partner Interests.

       (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

       (b) Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

       (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

       (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

       (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

       (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

       SECTION 4.6     Transfer of the General Partner’s General Partner Interest.

       (a) Subject to Section 4.6(c) below, prior to June 30, 2014, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

       (b) Subject to Section 4.6(c) below, on or after June 30, 2014, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

       (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member or cause the Partnership or any other Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

       SECTION 4.7     Transfer of Incentive Distribution Rights.

       Prior to June 30, 2014, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all or substantially all its equity interests to such other Person. Any other transfer of the Incentive Distribution Rights prior to June 30, 2014, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after June 30, 2014, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

       SECTION 4.8     Restrictions on Transfers.

       (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation, or (iii) cause the

Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

       (b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

       (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

       (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

       SECTION 4.9     Citizenship Certificates; Non-citizen Assignees.

       (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

       (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

       (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

       (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a

Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

       SECTION 4.10     Redemption of Partnership Interests of Non-citizen Assignees.

       (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

       (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

       (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

       SECTION 5.1     Organizational Contributions.

       In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

       SECTION 5.2     Contributions by the General Partner and its Affiliates.

       (a) On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in HEP Pipeline Assets, Limited Partnership, HEP Pipeline GP, L.L.C., Navajo Southern, L.P. and HEP Pipeline, L.L.C. in exchange for (A) the 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (B) the Incentive Distribution Rights, (C)                Subordinated Units, and (D) a special interest representing a right to receive $                    from the Partnership on the Closing Date; (ii) Holly Corporation shall contribute to the Partnership, as a Capital Contribution, all of its ownership interest in HEP Mountain Home, L.L.C. in exchange for (A)                     Common Units, (B)                     Subordinated Units, and (C) a special interest representing a right to receive $                    from the Partnership on the Closing Date; (iii) Navajo Refining Company, L.P. shall contribute to the Partnership, as a Capital Contribution, all of its interests in HEP Refining Assets, L.P. and HEP Refining GP, L.L.C. in exchange for (A)                     Subordinated Units, (B)                     Common Units and (C) a special interest representing a right to receive $                    from the Partnership on the Closing Date; and (iv) Woods Cross Refining Company, L.L.C. shall contribute to the Partnership, as a Capital Contribution, all of its ownership interest in HEP Woods Cross L.L.C. in exchange for (A)            Subordinated Units and (B) a special interest representing a right to receive $           from the Partnership on the Closing Date.

       (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to (i) 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for the additional Limited Partner Interests issued to such Limited Partners less (ii) 2/98ths of any amount so contributed by such Limited Partners that is used by the Partnership concurrently with such contribution to redeem or repurchase from any Person outstanding Limited Partner Interests of the same class as the Limited Partner Interests issued to such Limited Partners (including Parity Units if the Limited Partner Interests are Common Units) at a price per Limited Partner Interest equal to the net proceeds per Limited Partner Interest, before expenses, that the Partnership receives from such issuances. Except as set forth in the immediately preceding sentence and Article XII, the

General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

SECTION 5.3	Contributions by Initial Limited Partners and Distributions to the General Partner and its Affiliates.

       (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

       (b) Notwithstanding anything else herein contained, $          of the proceeds received by the Partnership from the issuance of the Common Units pursuant to Section 5.3(a) will be distributed to the General Partner, Holly Corporation, Navajo Refining Company, L.P. and Woods Cross Refining Company, L.L.C. in redemption of their special interests as set forth in Section 5.2(a).

       (c) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to redeem from the General Partner that number of Common Units held by the General Partner equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).

       (d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 6,000,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 900,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the 7,000,000 Subordinated Units issuable to pursuant to Section 5.2 hereof, (iv) the 1,000,000 Common Units issuable pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.

       SECTION 5.4     Interest and Withdrawal.

       No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

       SECTION 5.5     Capital Accounts.

       (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

       (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned any other Group Member that is classified as a partnership for federal income tax purposes.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

       (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

       (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

       SECTION 5.6     Issuances of Additional Partnership Securities.

       (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

       (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

       (c) The General Partner shall take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

       SECTION 5.7     Limitations on Issuance of Additional Partnership Securities.

       The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

(a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 3,500,000 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b), 5.7(c) and 5.7(e), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (E) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (F) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided, that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange; (G) in the event of a combination or subdivision of Common Units, and (H) in connection with the redemption of an equal number of Common Units or Parity Units with the net proceeds of such issuance at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.

(b) During the Subordination Period, the Partnership may also issue an unlimited number of Common Units and other Parity Units, without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, put into commercial service) by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital Improvement was put into commercial service (“One Year Test Period”), would have resulted, on a pro forma or estimated pro forma basis (as described below), in an increase in:

(A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period (on a pro forma or estimated pro forma basis as described below) as compared to

(B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period as adjusted as provided below.

The General Partner’s good faith determination that such an increase would have resulted shall be conclusive. The amount in clause (A) shall be determined on a pro forma or estimated pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding as of the commencement of the One Year Test Period, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such the One Year Test Period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the personnel expenses that would have been incurred by the Partnership in the operation of the constructed assets and the non-personnel costs and expenses that would have been incurred by the Partnership in the operation of the acquired or constructed assets are computed on the same basis as those incurred by the Partnership in the operation of the Partnership’s business at similarly situated Partnership facilities or, if there are no such similarly situated facilities, as estimated by the General Partner in good faith using such assumptions as in its sole discretion it believes are reasonable. If (1) the Partnership makes a Capital Improvement or (2) the Partnership makes an Acquisition for which no financial statements are required to be furnished pursuant to Regulation S-X under the Securities Exchange Act of 1934, then the amount of Adjusted Operating Surplus in clause (A) attributable to such Acquisition or Capital Improvement shall be estimated by the General Partner in good faith using such assumptions as in its sole discretion it believes are reasonable. In determining Adjusted Operating Surplus attributable to an Acquisition or a Capital Improvement, there shall be excluded from the amount in clause (B) above (i) any Operating Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such Operating Surplus is positive or negative) and (ii) for the purpose of calculating the number of outstanding Units, any Units issued to finance the Acquisition or Capital Improvement. The number of Units, excluding any Common Units or other Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement, deemed to be Outstanding for the purpose of calculating the amounts in clause (A) and clause (B) shall be the weighted average number of Units Outstanding during the One Year Test Period. For the purposes of this Section 5.7(b), the term “debt” shall be deemed to include indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such extended, refinanced, renewed, replaced or defeased indebtedness does not exceed the principal sum of, plus accrued interest on, the indebtedness so extended, refinanced, renewed, replaced or defeased.

       (c) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

       (d) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

       (e) During the Subordination Period, without the prior approval of the Unitholders, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the

Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

       (f) During the Subordination Period, the Partnership may also issue an unlimited number of Common Units and other Parity Units without the prior approval of the Unitholders if the net proceeds of such issuance are used to redeem an equal number of Common Units at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.

       (g) No fractional Units shall be issued by the Partnership.

       SECTION 5.8     Conversion of Subordinated Units.

       (a) All Subordinated Units shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

       (b) Notwithstanding any other provision of this Agreement, all the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

       (c) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

       SECTION 5.9     Limited Preemptive Right.

       Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

       SECTION 5.10     Splits and Combinations.

       (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

       (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

       (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

       (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(f) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

       SECTION 5.11     Fully Paid and Non-Assessable Nature of Limited Partner Interests.

       All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

       SECTION 6.1     Allocations for Capital Account Purposes.

       For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

       (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii) Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this

Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii) Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

       (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(iii) Third, the balance, if any, 100% to the General Partner.

       (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) plus (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the “First Liquidation Target Amount”);

(E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

       (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C) In making the allocations required under this Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

       SECTION 6.2     Allocations for Tax Purposes.

       (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

       (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

       (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

       (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

       (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

       (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

       (g) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

       (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

SECTION 6.3	Requirement and Characterization of Distributions; Distributions to Record Holders.

       (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2004, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

       (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

       (c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

       (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

       SECTION 6.4     Distributions of Available Cash from Operating Surplus.

       (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

       (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

       SECTION 6.5     Distributions of Available Cash from Capital Surplus.

       Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

       SECTION 6.6     Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

       (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

       (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

       SECTION 6.7     Special Provisions Relating to the Holders of Subordinated Units.

       (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding

Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

       (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

       SECTION 6.8     Special Provisions Relating to the Holders of Incentive Distribution Rights.

       Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

       SECTION 6.9     Entity-Level Taxation.

       If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. Any such determination shall be conclusive. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

       SECTION 7.1     Management.

       (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member as a member or partner; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

       (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

       SECTION 7.2     Certificate of Limited Partnership.

       The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

       SECTION 7.3     Restrictions on the General Partner’s Authority.

       (a) Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

       (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a lien, encumbrance or security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

       SECTION 7.4     Reimbursement of the General Partner.

       (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member, if any, of any Group Member.

       (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

       (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

       SECTION 7.5     Outside Activities.

       (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

       (b) Holly Corporation and certain of its Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Holly Corporation and its Affiliates to engage in Restricted Businesses.

       (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.

       (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

       (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

       (f) The term “Affiliates” when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

       (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

SECTION 7.6	Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

       (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

       (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner’s financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

       (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

       (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

       (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

       (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

       (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

       SECTION 7.7     Indemnification.

       (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General

Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, that no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

       (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

       (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

       (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

       (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

       (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

       (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

       (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

       (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

       SECTION 7.8     Liability of Indemnitees.

       (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

       (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

       (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

       (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership’s and General Partner’s directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

       SECTION 7.9     Resolution of Conflicts of Interest.

       (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the

Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is “fair and reasonable” to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

       (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its “sole discretion” or “discretion,” that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, any other Group Member, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”) unless another express standard is provided for, or (iii) in “good faith” or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, the limited liability company or partnership agreement of any other Group Member, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of “reasonable discretion” set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

       (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be “fair and reasonable” to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

       (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member, if any, of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

       SECTION 7.10     Other Matters Concerning the General Partner.

       (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

       (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

       (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

       (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

       SECTION 7.11     Purchase or Sale of Partnership Securities.

       The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

       SECTION 7.12     Registration Rights of the General Partner and its Affiliates.

       (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

       (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of the Holder once the registration statement is declared by the Commission to be effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

       (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

       (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

       (e) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

       SECTION 7.13     Reliance by Third Parties.

       Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

       SECTION 8.1     Records and Accounting.

       The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

       SECTION 8.2     Fiscal Year.

       The fiscal year of the Partnership shall be a fiscal year ending December 31.

       SECTION 8.3     Reports.

       (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

       (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

       SECTION 9.1     Tax Returns and Information.

       The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

       SECTION 9.2     Tax Elections.

       (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

       (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

       (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

       SECTION 9.3     Tax Controversies.

       Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

       SECTION 9.4     Withholding.

       Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

       SECTION 10.1     Admission of Initial Limited Partners.

       Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Holly Corporation, Navajo Refining Company, L.P., Woods Cross Refining Company, L.L.C. and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

       SECTION 10.2     Admission of Substituted Limited Partner.

       By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and

(b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner’s discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

SECTION 10.3	Admission of Successor General Partner.

       A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

SECTION 10.4	Admission of Additional Limited Partners.

       (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

(i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person’s admission as an Additional Limited Partner.

       (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner’s discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

SECTION 10.5	Amendment of Agreement and Certificate of Limited Partnership.

       To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

SECTION 11.1	Withdrawal of the General Partner.

       (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

       (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Standard Time, on June 30, 2014, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Central Standard Time, on June 30, 2014, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner of a managing member, if any. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

SECTION 11.2	Removal of the General Partner.

       The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, if any. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, if any. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

SECTION 11.3	Interest of Departing Partner and Successor General Partner.

       (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

       For purposes of this Section 11.3(a), the fair market value of the Departing Partner’s Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership’s assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

       (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

       (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be 2%.

SECTION 11.4	Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

       Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor.

SECTION 11.5	Withdrawal of Limited Partners.

       No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

SECTION 12.1	Dissolution.

       The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(b) the sale of all or substantially all of the assets and properties of the Partnership Group;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

SECTION 12.2	Continuation of the Business of the Partnership After Dissolution.

       Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

SECTION 12.3	Liquidator.

       Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

SECTION 12.4	Liquidation.

       The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

SECTION 12.5	Cancellation of Certificate of Limited Partnership.

       Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

SECTION 12.6	Return of Contributions.

       The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

SECTION 12.7	Waiver of Partition.

       To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

SECTION 12.8	Capital Account Restoration.

       No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

SECTION 13.1	Amendments to be Adopted Solely by the General Partner.

       Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

SECTION 13.2	Amendment Procedures.

       Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

SECTION 13.3	Amendment Requirements.

       (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

       (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.

       (c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

       (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

       (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

SECTION 13.4	Special Meetings.

       All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

SECTION 13.5	Notice of a Meeting.

       Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

SECTION 13.6	Record Date.

       For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

SECTION 13.7	Adjournment.

       When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

SECTION 13.8	Waiver of Notice; Approval of Meeting; Approval of Minutes.

       The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

SECTION 13.9	Quorum.

       The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

SECTION 13.10	Conduct of a Meeting.

       The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

SECTION 13.11	Action Without a Meeting.

       If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

SECTION 13.12	Voting and Other Rights.

       (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

       (b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

SECTION 14.1	Authority.

       The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

SECTION 14.2	Procedure for Merger or Consolidation.

       Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

SECTION 14.3	Approval by Limited Partners of Merger or Consolidation.

       (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

       (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

       (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

       (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

SECTION 14.4	Certificate of Merger.

       Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

SECTION 14.5	Effect of Merger.

       (a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

       (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

SECTION 15.1	Right to Acquire Limited Partner Interests.

       (a) Notwithstanding any other provision of this Agreement, if at any time more than 80% of the total Limited Partner Interests of any class then Outstanding is held by the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any

National Securities Exchange, a day on which banking institutions in New York City generally are open.

       (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

       (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

SECTION 16.1	Addresses and Notices.

       Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

SECTION 16.2	Further Action.

       The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 16.3	Binding Effect.

       This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 16.4	Integration.

       This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

SECTION 16.5	Creditors.

       None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

SECTION 16.6	Waiver.

       No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

SECTION 16.7	Counterparts.

       This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this

Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

SECTION 16.8	Applicable Law.

       This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

SECTION 16.9	Invalidity of Provisions.

       If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

SECTION 16.10	Consent of Partners.

       Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

HEP LOGISTICS HOLDINGS, L.P.

By: Holly Logistic Services, L.L.C.

By:

Name:

Title:

HOLLY CORPORATION

By:

Name:

Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

EXHIBIT A

to the First Amended and Restated
Agreement of Limited Partnership of
Holly Energy Partners, L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Holly Energy Partners, L.P.

No.	Common Units

       In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Holly Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that  (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

       The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

       This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated: Countersigned and Registered by: as Transfer Agent and Registrar By: Authorized Signature	Holly Energy Partners L.P. By: HEP Logistics Holdings, L.P., its General Partner By: Holly Logistic Services, LLC, its General Partner By: Name: By: Secretary

[Reverse of Certificate]

ABBREVIATIONS

       The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/ TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of		Custodian
survivorship and not as tenants	(Cust)		(Minor)
in common	under Uniform Gifts/ Transfers to CD Minors Act (State)

       Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in
HOLLY ENERGY PARTNERS, L.P.
IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
DUE TO TAX SHELTER STATUS OF
HOLLY ENERGY PARTNERS, L.P.

       You have acquired an interest in Holly Energy Partners, L.P., 100 Crescent Court, Suite 1600, Dallas, Texas 75201, whose taxpayer identification number is [          ]. The Internal Revenue Service has issued Holly Energy Partners, L.P. the following tax shelter registration number: ________________________.

       YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN HOLLY ENERGY PARTNERS L.P.

       You must report the registration number as well as the name and taxpayer identification number of Holly Energy Partners L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN HOLLY ENERGY PARTNERS, L.P.

       If you transfer your interest in Holly Energy Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person’s name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Holly Energy Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

       ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

       FOR VALUE RECEIVED,                     hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                           Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                     as its attorney-in-fact with full power of substitution to transfer the same on the books of Holly Energy Partners, L.P.

Date:
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
(Signature)
(Signature)

       No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

       The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

       The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity

☐ Foreign Corporation ☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

       Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

       1. I am not a non-resident alien for purposes of U.S. income taxation.

       2. My U.S. taxpayer identification number (Social Security Number) is                     .

       3. My home address is                                                   .

B. Partnership, Corporation or Other Interestholder

       1.                     is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

       2. The interestholder’s U.S. employer identification number is                     .

       3. The interestholder’s office address and place of incorporation (if applicable) is                     .

       The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

       The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

       Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

       Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

       The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

       The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual ☐ Partnership ☐ Corporation

☐ Trust ☐ Other (specify)

Nationality (check one):

☐ U.S. citizen, Resident or Domestic Entity ☐ Non-resident Alien

☐ Foreign Corporation

       If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

       Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

       Complete Either A or B:

       A.     Individual Interestholder

1. I am not a non-resident alien for purposes of U.S. income taxation.

B-1

2. My U.S. taxpayer identification number (Social Security Number) is .

3. My home address is .

B. Partnership, Corporation or Other Interestholder

1. is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2. The interestholder’s U.S. employer identification number is .

3. The interestholder’s office address and place of incorporation (if applicable) is .

       The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

       The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

       Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

       Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

B-2

APPENDIX C

GLOSSARY OF TERMS

       adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

(a) decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period; and

(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period; and

(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

       Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) of the definition of operating surplus.

       available cash: For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Holly Energy Partners and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Holly Energy Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

(1) provide for the proper conduct of the business of Holly Energy Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Holly Energy Partners and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Holly Energy Partners or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent Holly Energy Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Holly Energy Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

       barrel: One barrel of petroleum products equals 42 U.S. gallons.

       capital account: The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner interest, a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Holly Energy Partners held by a partner.

       capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

       closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

       common carrier pipeline: A pipeline engaged in the transportation of petroleum as a public utility and common carrier for hire.

       common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

       current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

       EBITDA: Earnings before interest, taxes, depreciation and amortization.

       GAAP: Generally accepted accounting principles in the United States.

       General and administrative expenses: General and administrative expenses consist of employment costs, cost of facilities, as well as legal, audit and other administrative costs.

       incentive distribution right: A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

       incentive distributions: The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.

       interim capital transactions: The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Holly Energy Partners or any of its subsidiaries;

(b) sales of equity interests by Holly Energy Partners or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Holly Energy Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

       MTBE: Methyl tertiary butyl ether, a motor gasoline octane enhancer produced from isobutane and methanol.

       operating expenditures: All expenditures of Holly Energy Partners and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to partners.

       Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, the general partner’s good faith allocation between the amounts paid for each shall be conclusive.

       operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of

(1) $10 million plus all the cash of Holly Energy Partners and its subsidiaries on hand as of the closing date of its initial public offering;

(2) all cash receipts of Holly Energy Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(3) all cash receipts of Holly Energy Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of the initial public offering and ending with the last day of that period; and

(2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Holly Energy Partners and its subsidiaries or disbursements on behalf of a member of Holly Energy Partners and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

       subordination period: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after June 30, 2009 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Holly Energy Partners; and

(3) there are no outstanding cumulative common units arrearages.

(b) the date on which the general partner is removed as general partner of Holly Energy Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

       terminalling: The temporary storage of refined products in a facility connected to a refined product pipeline.

       throughput: The volume of refined product transported or passing through a pipeline, plant, terminal or other facility.

       units: Refers to both common units and subordinated units.

       working capital borrowings: Borrowings used exclusively for working capital purposes or to pay distributions to partners, made pursuant to a credit agreement or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX D

ESTIMATED AVAILABLE CASH FROM OPERATING SURPLUS

       The following table shows the calculation of Estimated Available Cash from Operating Surplus and should be read in conjunction with “Cash Available for Distribution,” the Navajo Pipeline Co., L.P. (Predecessor) Historical Financial Statements, and the Holly Energy Partners, L.P. Unaudited Pro Forma Financial Statements.

	Year Ended	Three Months
	December 31,	Ended
	2003	March 31, 2004

	(In thousands)
Pro forma net income(a)	$21,382	$7,280
Add:
Pro forma depreciation and amortization	6,928	1,834
Pro forma interest expense	1,750	437
Less:
Pro forma interest income	308	35

Pro forma EBITDA(b)	29,752	9,516
Less:
Pro forma maintenance capital expenditures(c)	1,934	558
Pro forma interest expense	1,750	437
Add:
Pro forma interest income	308	35

Pro forma available cash from operating surplus	26,376	8,556
Less:
Estimated general and administrative expense(d)	3,700	925

Estimated available cash from operating surplus (a)(e)	$22,676	$7,631

(a)	The pro forma items in this table are derived from the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Holly Energy Partners had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts. In the partnership agreement, available cash from operating surplus is defined on a cash basis rather than an accrual basis. As a consequence, the amount of estimated cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by Holly Energy Partners, L.P. had it been formed on January 1, 2003.

(b)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(c)	Reflects actual maintenance capital expenditure.

(d)	The pro forma financial statements do not reflect any general and administrative expense as Holly Corporation historically has not allocated any of its general and administrative expenses to its pipeline and terminalling operations. Estimated general and administrative expense represents $3.7 million per year we expect to incur as a result of our being a separate public entity.

D-1

(e)	The amounts of available cash from operating surplus needed to distribute the minimum quarterly distributions for four quarters and one quarter on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest are approximately:

	One	Four
	Quarter	Quarters

	(in thousands)
Common units	$3,500.0	$14,000.0
Subordinated units	3,500.0	14,000.0
2% general partner interest	142.9	571.4

Total	$7,142.9	$28,571.4

The amount of estimated available cash from operating surplus for the year ended December 31, 2003 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the common units and 58.7% of the minimum quarterly distribution on the subordinated units. The amount of estimated available cash from operating surplus for the three months ended March 31, 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the units.

D-2

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current as of its date.

Page

Summary	1
Risk Factors	16
Use of Proceeds	33
Capitalization	34
Dilution	35
Cash Distribution Policy	37
Cash Available for Distribution	45
Selected Historical and Operating Data of Navajo Pipeline Co., L.P. (Predecessor) and Pro Forma Financial Data of Holly Energy Partners, L.P. (Successor)	47
Management’s Discussion and Analysis of Financial Condition and Results of Operations	51
Business	66
Management	100
Security Ownership of Certain Beneficial Owners and Management	106
Certain Relationships and Related Party Transactions	107
Conflicts of Interest and Fiduciary Duties	111
Description of the Common Units	116
The Partnership Agreement	118
Units Eligible for Future Sale	132
Material Tax Consequences	134
Investment in Holly Energy Partners by Employee Benefit Plans	149
Underwriting	150
Validity of the Common Units	152
Experts	152
Where You Can Find More Information	153
Forward-Looking Statements	153
Index to Financial Statements	F-1
Appendix A — Form of First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P.	A-1
Appendix B — Form of Application for Transfer of Common Units	B-1
Appendix C — Glossary of Terms	C-1
Appendix D — Estimated Available Cash from Operating Surplus	D-1

      Through and including                   , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,000,000 Common Units

Holly Energy Partners, L.P.

Representing Limited

Partner Interests

[Logo]

Goldman, Sachs & Co.

Lehman Brothers

UBS Investment Bank

A.G. Edwards

Raymond James

PART II

INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

Item 13.	Other Expenses of Issuance and Distribution.

       Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$20,545
NASD filing fee	16,715
NYSE listing fee	150,000
Printing and engraving expenses	350,000
Fees and expenses of legal counsel	2,000,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	4,500
Miscellaneous	58,240

Total	$3,000,000

Item 14.	Indemnification of Directors and Officers.

       The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section 8 of the Underwriting Agreement to be filed as an exhibit to this registration statement in which Holly Corporation and its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.

       On March 12, 2004, in connection with the formation of the partnership, Holly Energy Partners, L.P. issued to (i) HEP Logistics Holdings, L.P. the 2% general partner interest in the partnership for $20 and (ii) to Holly Corporation the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1**	—	Certificate of Limited Partnership of Holly Energy Partners, L.P.
3	.2**	—	Form of First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (included as Appendix A to the Prospectus)
3	.3**	—	Certificate of Limited Partnership of HEP Operating Company, L.P.
3	.4**	—	Form of First Amended and Restated Agreement of Limited Partnership of HEP Operating Company, L.P.
3	.5**	—	Certificate of Limited Partnership of HEP Logistics Holdings, L.P.
3	.6**	—	Form of First Amended and Restated Agreement of Limited Partnership of HEP Logistics Holdings, L.P.
3	.7**	—	Certificate of Formation of Holly Logistic Services, L.L.C.
3	.8**	—	Form of First Amended and Restated Limited Liability Company Agreement of Holly Logistic Services, L.L.C.
3	.9**	—	Certificate of Formation of HEP Logistics GP, L.L.C.
3	.10**	—	Form of First Amended and Restated Limited Liability Company Agreement of HEP Logistics GP, L.L.C.
5	.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1***	—	Form of Credit Agreement
10	.2**	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3**	—	Form of Holly Logistic Services, L.L.C. Long-Term Incentive Plan
10	.4**	—	Form of Omnibus Agreement
10	.5**	—	Form of Pipelines and Terminals Agreement
10	.6**	—	Form of Holly Logistic Services, L.L.C. Annual Incentive Plan
10	.7*	—	Pipeline Lease Agreement, dated February 21, 1997 between Navajo Pipeline Co., L.P. and Petrofina Pipeline Company
21	.1**	—	List of Subsidiaries of Holly Energy Partners, L.P.
23	.1*	—	Consent of Ernst & Young LLP
23	.2*	—	Consent of Ernst & Young LLP
23	.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney
99	.1*	—	Consent of Charles M. Darling, IV
99	.2*	—	Consent of Jerry W. Pinkerton
99	.3*	—	Consent of William P. Stengel

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.

Item 17.	Undertakings

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement (No. 333-113588) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May      , 2004.

HOLLY ENERGY PARTNERS, L.P.

By:	HEP LOGISTICS HOLDINGS, L.P.

its General Partner

By:	HOLLY LOGISTIC SERVICES, L.L.C.

its General Partner

By:	/s/ MATTHEW P. CLIFTON

Matthew P. Clifton
Chairman of the Board
and Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-113588) has been signed below by the following persons in the capacities indicated on May      , 2004.

Signature		Title

/s/ MATTHEW P. CLIFTON Matthew P. Clifton		Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ STEPHEN J. MCDONNELL Stephen J. McDonnell		Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ SCOTT C. SURPLUS Scott C. Surplus		Vice President and Controller (Principal Accounting Officer)

* Lamar Norsworthy		Director

By:	/s/ MATTHEW P. CLIFTON Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1**	—	Certificate of Limited Partnership of Holly Energy Partners, L.P.
3	.2**	—	Form of First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (included as Appendix A to the Prospectus)
3	.3**	—	Certificate of Limited Partnership of HEP Operating Company, L.P.
3	.4**	—	Form of First Amended and Restated Agreement of Limited Partnership of HEP Operating Company, L.P.
3	.5**	—	Certificate of Limited Partnership of HEP Logistics Holdings, L.P.
3	.6**	—	Form of First Amended and Restated Agreement of Limited Partnership of HEP Logistics Holdings, L.P.
3	.7**	—	Certificate of Formation of Holly Logistic Services, L.L.C.
3	.8**	—	Form of First Amended and Restated Limited Liability Company Agreement of Holly Logistic Services, L.L.C.
3	.9**	—	Certificate of Formation of HEP Logistics GP, L.L.C.
3	.10**	—	Form of First Amended and Restated Limited Liability Company Agreement of HEP Logistics GP, L.L.C.
5	.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1***	—	Form of Credit Agreement
10	.2**	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3**	—	Form of Holly Logistic Services, L.L.C. Long-Term Incentive Plan
10	.4**	—	Form of Omnibus Agreement
10	.5**	—	Form of Pipelines and Terminals Agreement
10	.6**	—	Form of Holly Logistic Services, L.L.C. Annual Incentive Plan
10	.7*	—	Pipeline Lease Agreement, dated February 21, 1997 between Navajo Pipeline Co., L.P. and Petrofina Pipeline Company
21	.1**	—	List of Subsidiaries of Holly Energy Partners, L.P.
23	.1*	—	Consent of Ernst & Young LLP
23	.2*	—	Consent of Ernst & Young LLP
23	.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney
99	.1*	—	Consent of Charles M. Darling, IV
99	.2*	—	Consent of Jerry W. Pinkerton
99	.3*	—	Consent of William P. Stengel

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.